As filed with the Securities and Exchange Commission on November 22, 2004

Registration No. 333-119787

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO THE

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

HEALTHEXTRAS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	52-2181356
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

800 King Farm Boulevard, Rockville, Maryland 20850

(301) 548-2900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David T. Blair

Chief Executive Officer

800 King Farm Boulevard

Rockville, Maryland 20850

(301) 548-2900

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Thomas J. Haggerty, Esq. Muldoon Murphy Faucette & Aguggia LLP 5101 Wisconsin Avenue, N.W. Washington, D.C. 20016 (202) 362-0840	Raphael M. Russo, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 (212) 373-3000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered(1)	Proposed maximum aggregate offering price per unit(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee(2)
Common stock, par value $0.01 per share	5,750,000	$14.27	$82,052,500	$10,397	(3)

(1)	Includes 750,000 shares subject to the exercise of the underwriters’ over-allotment option.
(2)	Calculated in accordance with Rule 457(c) under the Securities Act of 1933, based on $14.27, the average of the high and low prices of the common stock on the Nasdaq Stock Market’s National Market on October 13, 2004.
(3)	The registration fee of $10,397 was previously paid upon the initial filing of the Form S-3 on October 15, 2004.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated November 22, 2004

PROSPECTUS

5,000,000 Shares

Common Stock

This is an offering of shares of common stock of HealthExtras, Inc. Of the 5,000,000 shares being offered, we are selling 3,500,000 shares and the selling stockholders identified in this prospectus are selling 1,500,000 shares. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

Our common stock is traded on the Nasdaq National Market under the symbol “HLEX.” On November 19, 2004, the last reported sale price of our common stock on the Nasdaq National Market was $14.15 per share.

Investing in our common stock involves risks. “Risk Factors” begin on page 7.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds to HealthExtras, Inc. (before expenses)	$	$
Proceeds to selling stockholders (before expenses)	$	$

We and the selling stockholders have granted the underwriters a 30-day option to purchase up to an aggregate of 750,000 additional shares of common stock to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about                     , 2004.

LEHMAN BROTHERS

PIPER JAFFRAY

FIRST ALBANY CAPITAL

                    , 2004.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

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PROSPECTUS SUMMARY

The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all the information you should consider before making a decision to invest in our common stock. Therefore, you should also read the more detailed information set out in this prospectus and the financial statements and other information incorporated by reference into this prospectus. Unless otherwise indicated in this prospectus, the terms “we,” “us,” “our” and the “Company” refer to HealthExtras, Inc. and its consolidated subsidiaries.

Our Business

We provide pharmacy benefit management, “PBM,” services and supplemental benefit programs. Our PBM segment, which operates under the brand name “Catalyst Rx,” accounted for approximately 86% and 91% of our revenue in 2003 and the first nine months of 2004, respectively, and is expected to be the primary source of our growth and profits in the future. Our PBM clients include more than 1,000 self-insured employers, including state and local governments, third-party administrators, “TPAs,” and managed care organizations, who contract with us to administer the prescription drug component of their overall health benefit programs.

We also offer supplemental benefit programs developed by us under the brand name “HealthExtras,” which include lump sum accidental disability benefits, accidental death and dismemberment benefits, and emergency accident and sickness medical benefits. We contract with insurance companies to underwrite the insurance components of these programs. As a result, the financial responsibility for the payment of claims resulting from a qualifying event covered by the insurance features of our programs is borne by the third-party insurers. Our supplemental benefits segment accounted for approximately 14% and 9% of our revenue in 2003 and the first nine months of 2004, respectively. Individuals are the major purchasers of these programs.

Pharmacy Benefit Management

We provide our clients access to a contracted, non-exclusive national network of more than 53,000 pharmacies. Our services provide our clients’ members with timely and accurate benefit adjudication, while controlling pharmacy spending trends through customized plan designs, physician orientation programs and member education. We maintain an electronic point-of-sale system of eligibility verification and plan design information, and we offer access to rebate arrangements for certain branded pharmaceuticals. Our PBM revenue grew from $4.9 million in 2000 to $331.5 million in 2003. This growth resulted primarily from increased number of clients served, broadened service offerings, increased pharmacy utilization and acquisitions. During 2003 and the first nine months of 2004, we processed more than 9.0 million and 8.7 million pharmacy claims transactions, respectively.

Our acquisitions of International Pharmacy Management, Inc., “IPM,” in 2000, Catalyst Rx, “Catalyst,” in 2001, Pharmacy Network National Corporation, “PNNC,” in 2002, and Managed Healthcare Systems, Inc., “MHS,” in 2004, have contributed significantly to the growth of our PBM business. Approximately 28% of our revenue in 2003 was directly attributable to these acquisitions. This amount of revenue does not include our subsequent expansion of the operations of the acquired businesses. We continue to develop our PBM service offerings and have integrated our strategic acquisitions of IPM, Catalyst and PNNC into a single operating unit. In each of these acquisitions, we achieved our objectives by expanding service offerings, improving profitability and growing the revenue base of the acquired businesses. We are in the process of integrating our most recent acquisition, MHS. MHS was acquired in June 2004 and gives us specialized PBM capabilities for workers’ compensation and hospice care. While internal growth remains central to our strategy, we will continue to selectively pursue acquisition opportunities which complement our existing operations.

The PBM industry has developed and grown in response to the increased utilization of pharmaceuticals, increasing unit costs and broader application of prescription drugs to various health conditions. These factors have combined to create a significant and recurring escalation in the cost of drug coverage offered by self-insured employers, including state and local governments and TPAs. According to 2003 survey data from national benefit consultants, employer-sponsored pharmacy benefit costs increased between 14.2% and 16.9% annually in each of the four years ending in 2002. In order to manage and mitigate these trends, many of those organizations have contracted for the services offered by PBMs.

Supplemental Benefit Programs

Our supplemental benefits segment generates revenue from the sale of supplemental benefit programs which include lump sum accidental disability benefits, accidental death and dismemberment benefits, and emergency accident and sickness medical benefits. In recent periods, our supplemental benefit programs have been marketed and sold to individuals primarily by three nationally-recognized companies, which incur the marketing expenses. Accordingly, our supplemental benefit revenue from new members is primarily dependent on the extent and timing of marketing campaigns funded by these three companies and the success they achieve. All of the insurance and service features included in our programs are supplied by third-party insurance companies or other vendors, and the programs are distributed through an independent, licensed and non-affiliated insurance agency.

Our Competitive Strengths

We have demonstrated our ability to add and retain a broad range of clients from large managed care organizations to employer groups with fewer than a thousand members. We believe the following are our principal competitive strengths:

•	Flexible and Customized Services. Because we are not affiliated with any pharmaceutical manufacturer, and because we do not own a full-service mail-order facility, the formulary and plan designs we suggest to clients are highly flexible and not subject to influence from manufacturer relationships.

•	Local Market Presence. Our local market presence in Florida, Georgia, Louisiana, Nevada, New Mexico, Oklahoma, Texas and the Carolinas allows us to offer attractive benefit pricing based on local pharmacy network rates and formulary design.

•	Information-Based Cost-Containment Methods. Through the use of our customized information technology systems, we believe that we provide our clients and members with access to information on a rapid basis that allows us to work with our clients to manage the costs of prescription drugs.

Our Strategy

Key elements of our strategy include:

•	Increasing our PBM client base by targeting the mid-tier payor market segment, including self-insured employer groups, TPAs, mid-tier managed care organizations, and state and local governments, which we estimate collectively represent over $20 billion of drug spending each year;

•	Leveraging local market dynamics to build customized networks and manage drug spending, as well as differentiating our PBM services from those offered by our competitors;

•	Offering our clients a variety of specialized services focused on improving health outcomes for their plan members, including clinical services and disease management programs; and

•	Pursuing selective acquisitions, particularly acquisitions that can provide significant market share in new markets and complement our existing operations.

Recent Developments

On July 1, 2004, we began providing PBM services to employees, dependents and retirees under a contract with the State of Louisiana, which covers approximately 180,000 lives and has a three-year term. It is the largest contract ever awarded to us in terms of revenue and covered lives. We expect that this contract will generate between 15% and 20% of our revenue in the fourth quarter of 2004. This contract is important not only for its size but because it was awarded in a highly competitive and thorough selection process. The award and successful implementation of the contract should position us favorably for additional growth opportunities in both the public and private sectors.

We believe our acquisition of MHS on June 18, 2004 allows us to offer an improved range of services to our existing clients, facilitates the expansion of our business development initiatives in Florida and increases our revenue and cash flow. While the achievement of these objectives is dependent on the successful integration of MHS into our existing operations, we believe that such integration should be fully and successfully completed by the third quarter of 2005.

HealthExtras is a Delaware corporation. Our principal offices are located at 800 King Farm Boulevard, Rockville, Maryland, 20850, and our telephone number is (301) 548-2900. Our Internet address is www.healthextras.com. The information contained in our Web site is not a part of, nor is it incorporated by reference into, this prospectus.

The Offering

Common stock offered by us	3,500,000 shares

Common stock offered by selling stockholders	1,500,000 shares

Common stock to be outstanding after this offering	36,949,970 shares(1)

Use of proceeds

We intend to use the net proceeds received by us in this offering to repay the outstanding balance of our revolving credit facility and for working capital and other general corporate purposes, including possible acquisitions. At September 30, 2004, $24.3 million was outstanding under the revolving credit facility. We will not receive any of the proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds.”

Nasdaq National Market Symbol	“HLEX”

(1)	Unless otherwise indicated, information contained in this prospectus regarding the number of shares of common stock outstanding does not include shares issuable upon exercise of the underwriters’ over-allotment option and, as of September 30, 2004, an aggregate of up to 6,593,348 shares, comprised of the following:

•	5,229,018 shares issuable upon the exercise of outstanding stock options granted under our 1999 Stock Option Plan, 2000 Stock Option Plan, 2003 Equity Incentive Plan and 2000 Directors Plan with a weighted average exercise price of $6.45 per share;

•	1,064,330 shares issuable upon the exercise of outstanding warrants with a weighted average exercise price of $5.33 per share;

•	300,000 shares issuable upon the exercise of outstanding warrants with a weighted average exercise price of $15.45 per share, subject to our meeting certain performance-based criteria.

Risk Factors

For a discussion of certain risks that should be considered in connection with an investment in our common stock, see “Risk Factors.”

Summary Historical Financial Data

The summary historical consolidated financial data set forth below as of and for each of the five years in the period ended December 31, 2003, have been derived from consolidated financial statements that have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. The consolidated financial statements as of and for the three years ended December 31, 2003 are included elsewhere in this prospectus. The summary historical consolidated financial data as of and for the nine month periods ended September 30, 2003 and 2004 have been derived from our unaudited financial statements included elsewhere in this prospectus. In our opinion, the unaudited financial information includes all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation of that information. Operating results for the nine months ended September 30, 2004 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2004. The following table also sets forth certain unaudited pro forma financial data assuming the acquisition of MHS had been completed as of January 1, 2003, after giving effect to purchase accounting adjustments. The summary unaudited pro forma consolidated statement of operations data for the year ended December 31, 2003 and for the nine months ended September 30, 2004 have been derived from our unaudited pro forma financial statements included elsewhere in this prospectus. The pro forma results of operations are not necessarily indicative of the results that would have occurred had we acquired MHS on January 1, 2003, nor are these results indicative of future operating results.

The information set forth below should be read in conjunction with our consolidated financial statements and the related notes, our Pro Forma Financial Information, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere or incorporated by reference in this prospectus.

	Years Ended December 31,						Nine Months Ended September 30,
	1999	2000	2001	2002	2003	2003	2003	2004	2004
						(unaudited Pro Forma)	(unaudited)		(unaudited Pro Forma)
	(In thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue	$5,327	$43,924	$118,226	$248,407	$384,094	$402,569	$280,853	$367,915	$374,816
Direct expenses	3,096	24,049	87,543	209,523	341,201	351,089	250,232	325,822	329,125
Selling, general, and administrative expenses	13,327	39,669	38,454	35,484	25,865	28,980	18,990	24,591	26,248

Operating income (loss)	(11,096)	(19,794)	(7,771)	3,400	17,028	22,500	11,631	17,502	19,443
Interest income (expense), net	(351)	2,069	1,092	(82)	(443)	(434)	(362)	(524)	(521)
Other income (expense), net	(73)	499	—	—	—	—	—	2,065	2,065

Income (loss) before income taxes and minority interest	(11,520)	(17,226)	(6,679)	3,318	16,585	22,066	11,269	19,043	20,987
Income tax (benefit) provision	—	—	—	(10,205)	6,268	8,384	4,353	7,179	8,033
Minority interest	—	—	(96)	(45)	—	—	—	—	—

Net income (loss)	$(11,520)	$(17,226)	$(6,775)	$13,478	$10,317	$13,682	$6,916	$11,864	$12,954

Net income (loss) per share:
Basic	$(0.56)	$(0.62)	$(0.23)	$0.42	$0.32	$0.42	$0.21	$0.36	$0.39
Diluted	$(0.56)	$(0.62)	$(0.23)	$0.42	$0.30	$0.40	$0.21	$0.32	$0.35

Shares used in calculating net income (loss) per share:
Basic	20,588	28,010	29,731	32,234	32,447	32,548	32,402	33,182	33,245
Diluted	20,588	28,010	29,731	32,420	34,454	34,555	33,622	36,712	36,712

	As of September 30, 2004
	Actual	As Adjusted(1)
	(unaudited) (In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$34,847	$58,364
Total assets	202,834	226,351
Total debt	43,088	18,750
Total stockholders’ equity	86,288	134,143

(1)	As adjusted to give effect to this offering and the use of proceeds of this offering, including to repay debt, as described further in “Use of Proceeds.”

RISK FACTORS

You should carefully consider the following risk factors before you decide to buy our common stock. You should also consider the other information in or incorporated by reference into this prospectus. If any of these risks actually occur, our business, results of operations, financial condition, or cash flows could suffer. This could cause the trading price of our common stock to decline, and you could lose part or all of your investment.

Risks Related To Our Pharmacy Benefits Management Segment

Competition in our industry is intense and could reduce or eliminate our profitability.

The PBM industry is very competitive. If we do not compete effectively, our business, results of operations and financial condition could suffer. The industry is highly consolidated and dominated by a few large companies with significant resources, purchasing power and other competitive advantages, which we do not have. A limited number of firms, including national PBM companies such as Medco Health Solutions, Inc., “Medco,” Express Scripts, Inc., “Express Scripts” and Caremark Rx, Inc., “Caremark,” have an aggregate market share of approximately 70% of prescription volume. Our competitors also include drug retailers, physician practice management companies, and insurance companies/health maintenance organizations. We may also experience competition from other sources in the future. PBM companies compete primarily on the basis of price, service, reporting capabilities and clinical services. In most cases, our competitors are large, profitable and well-established companies with substantially greater financial and marketing resources than our resources.

If we lose key clients as a result of competitive bidding for contracts, consolidation of clients or otherwise, our business, profitability and growth prospects could suffer.

We depend on a limited number of clients for a significant portion of our revenue. Our top ten clients generated approximately 44%, and our top twenty clients generated approximately 56%, of the claims we processed in 2003, although no single client accounted for greater than 11% of all revenue. Our business, results of operations and financial condition could suffer if we were to lose one or more of our significant clients.

Many of our clients put their contracts out for competitive bidding prior to expiration. Competitive bidding requires costly and time-consuming efforts on our behalf and, even after we have won such bidding processes, we can incur significant expense in proceedings or litigation contesting the adequacy or fairness of these bidding processes. We could lose clients if they cancel their agreements with us, if we fail to win a competitive bid at the time of contract renewal, if the financial condition of any of our clients deteriorates or if our clients are acquired by, or acquire, companies with which we do not have contracts. Over the past several years, self-funded employers, TPAs and other managed care companies have experienced significant consolidation. Consolidations by their very nature reduce the number of clients who may need our services. A client involved in a merger or acquisition by a company that is not a client of ours may not renew, and in some instances may terminate, its contract with us. Our clients have been and may continue to be, subject to consolidation pressures.

If we lose pharmacy network affiliations, our business, results of operations and financial condition could suffer.

Our PBM operations are dependent to a significant extent on our ability to obtain discounts on prescription purchases from retail pharmacies that can be utilized by our clients and their members. Our contracts with retail pharmacies, which are non-exclusive, are generally terminable by either party on short notice. If one or more of our top pharmacy chains elects to terminate its relationship with us or if we are only able to continue our relationship on terms less favorable to us, access to retail pharmacies by our clients and their health plan members, and our business, results of operations and financial condition could suffer. In addition, some large retail pharmacy chains either own or have strategic alliances with PBMs or could attempt to acquire or enter into these kinds of relationships in the future. Ownership of, or alliances with, PBMs by retail pharmacy chains, particularly large pharmacy chains which together control 45% of retail pharmacy business, could have material adverse effects on our relationships with those retail pharmacy chains, particularly the discounts they are willing to make available, and on our business, results of operations and financial condition.

If we lose relationships with one or more key pharmaceutical manufacturers or if rebate payments we receive from pharmaceutical manufacturers decline, our business, results of operations and financial condition could suffer.

We receive rebates from numerous pharmaceutical manufacturers based on the use of selected drugs by members of health plans sponsored by our clients, as well as fees for other programs and services. We believe our business, results of operations and financial condition could suffer if:

•	we lose relationships with one or more key pharmaceutical manufacturers;

•	rebates decline due to the failure of our health plan sponsors to meet market share or other thresholds;

•	legal restrictions are imposed on the ability of pharmaceutical manufacturers to offer rebates or purchase our programs or services; or

•	pharmaceutical manufacturers choose not to offer rebates or purchase our programs or services.

Over the next few years, as patents expire covering many brand name drugs that currently have substantial market share, generic products will be introduced that may substantially reduce the market share of these brand name drugs. Historically, manufacturers of generic drugs have not offered formulary rebates on their drugs. Our profitability could be adversely affected if the use of newly approved, brand name drugs added to formularies, does not offset any decline in use of brand name drugs whose patents expire.

If our business continues to grow rapidly and we are unable to manage this growth, our business, results of operations and financial condition could suffer.

Our business has grown rapidly since 2000, in part due to acquisitions, with total annual PBM revenue increasing from $4.9 million in 2000 to $331.5 million in 2003. Our business strategy is to continue to seek to expand our PBM operations, including through possible acquisitions. If we are unable to finance continued growth, manage future expansion or hire and retain the personnel needed to manage our business successfully, then our business, results of operations and financial condition could be adversely affected. Our growth in operations has placed significant demands on our management and other resources, which is likely to continue. Our acquisition of MHS in June 2004 gives us specialized PBM capabilities for workers’ compensation and hospice care, which we did not previously have. Under these conditions, it is important for us to retain our existing management, including those from MHS, Catalyst and PNNC, and to attract, hire and retain additional highly skilled and motivated officers, managers and employees.

If we are unable to manage potential problems and risks related to future acquisitions, our business, results of operations and financial condition could suffer.

Part of our growth strategy includes making acquisitions involving new markets and complementary products, services, technologies and businesses. If we are unable to overcome the potential problems and inherent risks related to such future acquisitions, our business, results of operations and financial condition could suffer. Our ability to continue to expand successfully through acquisitions depends on many factors, including our ability to identify acquisition prospects and negotiate and close transactions. Even if we complete future acquisitions:

•	we could fail to successfully integrate the operations, services and products of an acquired company;

•	there could be inconsistencies in standards, controls, procedures and policies among the companies being combined or assimilated which would make it more difficult to implement and harmonize company-wide financial, accounting, billing, information technology and other systems;

•	we may experience difficulties maintaining the quality of products and services that acquired companies have historically provided;

•	we would be required to amortize the identifiable intangible assets of an acquired business, which would reduce our net income in the years following its acquisition, and we also would be required to reduce our net income in future years if we were to experience an impairment of goodwill or other intangible assets attributable to an acquisition;

•	we could be exposed to unanticipated liabilities of acquired businesses;

•	our management’s attention could be diverted from other business concerns; and

•	we could lose key employees or customers of the acquired business.

In June 2004, we acquired MHS, which we are in the process of integrating into our business operations. There are risks associated with integrating and operating newly acquired businesses. We can give no assurance that we will successfully operate this new business in the future.

Many companies compete for acquisition opportunities in the PBM industry. Most of our competitors are companies that have significantly greater financial and management resources than we do. This may reduce the likelihood that we will be successful in completing acquisitions necessary to the future success of our business.

If we become subject to liability claims that are not covered by our insurance policies, we may be liable for damages and other expenses that could have a material adverse effect on our business, results of operations and financial condition.

Various aspects of our business may subject us to litigation and liability for damages, for example, the performance of PBM services and the operation of our call centers and Web site. A successful product or professional liability claim in excess of our insurance coverage where we are required to pay damages, incur legal costs or face negative publicity could have a material adverse effect on our business, results of operations and financial condition, our business reputation and our ability to attract and retain clients, network pharmacies, and employees. While we intend to maintain professional and general liability insurance coverage at all times, we cannot provide assurances that we will be able to maintain insurance in the future, that insurance will be available on acceptable terms or that insurance will be adequate to cover any or all potential product or professional liability claims.

Disruption of our point of sale information system and transaction processing system, which relies on third parties, could have a material adverse effect on our business, results of operations and financial condition.

Our operations utilize an electronic network connecting approximately 53,000 retail pharmacies to process third-party claims. This system is provided by a third-party adjudication vendor. Because claims are adjudicated in real time, systems availability and reliability are key to meeting customers’ service expectations. Any interruption in real time service, either through systems availability or telecommunications disruptions can significantly damage the quality of service we provide. Our PBM services also depend on third-party proprietary software to perform automated transaction processing. There can be no assurance that our business will not be harmed by service interruptions or software performance problems.

The failure by our health plan clients to pay for prescription claims or a delay in payment of those claims could have a material adverse effect on our business, results of operations and financial condition.

Our contracts with retail pharmacies which participate in our network generally obligate us to make payments for prescription claims even if we are not reimbursed by our clients. If our clients delay their reimbursement payments or fail to make payments for prescription claims, it could have a material adverse effect on our business, results of operations and financial condition.

If we fail to comply with complex and rapidly evolving laws and regulations, we could suffer civil and/or criminal penalties, lose clients, be required to pay substantial damages or make significant changes to our operations.

During the past several years, the U.S. health care industry has been subject to an increase in governmental regulation at both the federal and state levels. We are subject to numerous federal and state regulations. If we fail to comply with existing or future applicable laws and regulations, we could suffer civil or criminal penalties. We must devote significant operational and managerial resources to comply with these laws and regulations. Although we believe that we substantially comply with all existing statutes and regulations applicable to our business, different interpretations and enforcement policies of these laws and regulations could subject our current practices to allegations of impropriety or illegality, or could require us to make significant changes to our operations. In addition, we cannot predict the impact of future legislation and regulatory changes on our business or assure you that we will be able to obtain or maintain the regulatory approvals required to operate our business.

Among the legislation and government regulations which could affect us as a provider of PBM services are the following:

Network Access Legislation. A majority of states now have some form of legislation, referred to as any willing provider legislation, which affects our ability to limit access to a pharmacy provider network or remove a network provider. Such legislation may require us or our clients to admit any retail pharmacy willing to meet a health plan’s price and other terms for network participation or may restrict or prevent removal of a provider from a network except in compliance with certain procedures, referred to as “due process” legislation.

Anti-Remuneration Legislation. Anti-kickback statutes at the federal and state level prohibit an entity from paying or receiving any compensation to induce the referral of healthcare plan beneficiaries or the purchase of items or services for which payment may be made under healthcare plans. Additionally, state and federal regulations have been the basis for investigations and multi-state settlements relating to financial incentives provided by pharmaceutical manufacturers to retail pharmacies in connection with pharmaceutical switching or product conversion programs. To our knowledge, these laws have not been applied to prohibit PBM companies from receiving amounts from pharmaceutical manufacturers in connection with pharmaceutical purchasing and formulary management programs, to prohibit therapeutic substitution programs conducted by independent PBM companies, or to prohibit contractual relationships such as we have regarding these types of programs. However, we can make no assurances that such laws will not in the future be applied to restrict PBM companies and the way we conduct our business.

ERISA Regulation. The Employee Retirement Income Security Act of 1974, “ERISA,” regulates certain aspects of employee pension and health benefit plans, including self-funded corporate health plans with which we have agreements to provide PBM services. We believe that the conduct of our business generally is not subject to the fiduciary obligations of ERISA. However, other PBMs, including Medco, Express Scripts, Caremark and AdvancePCS, have disclosed publicly that they are defending private litigant lawsuits alleging that they are ERISA fiduciaries. There can be no assurance that the U.S. Department of Labor, which is the agency that enforces ERISA, or a private litigant would not assert that the fiduciary obligations imposed by ERISA apply to certain aspects of our operations.

In addition to its fiduciary provisions, ERISA imposes civil and criminal liability on service providers to health plans and certain other persons if certain forms of illegal remuneration are made or received. These provisions of ERISA are similar, but not identical, to the health care anti-remuneration laws discussed above. Like the health care anti-remuneration laws, the corresponding provisions of ERISA are written broadly and their application to particular cases is often uncertain. We have implemented policies regarding, among other things, disclosure to health plan sponsors, with respect to any commissions paid by or to us that might fall within the scope of those provisions, and accordingly believe we are in substantial compliance with these provisions of ERISA. However, we can provide no assurance that our policies in this regard would be found by the appropriate enforcement authorities and potential private litigants to meet the requirements of ERISA.

Patient Choice and Benefit Design. Some states have enacted legislation that prohibits a health care plan sponsor from implementing certain restrictive design features, and many states have introduced legislation to regulate various aspects of managed care plans, including provisions relating to PBMs. Legislation has been introduced in some states to prohibit or restrict therapeutic substitution, or to require coverage of all FDA approved drugs. Other states mandate coverage of certain benefits or conditions. This type of legislation does not generally apply to us, but it may apply to certain of our clients, such as HMOs and health insurers. If this type of legislation were to become widespread and broad in scope, it could have the effect of limiting the economic benefits achievable through PBMs and consequently make our services less attractive.

Legislation Affecting Drug Prices. Some states have adopted so-called most favored nation legislation providing that a pharmacy participating in the state Medicaid program must give the state the best price that the pharmacy makes available to any third-party plan. This type of legislation may adversely affect our ability to negotiate discounts in the future from network pharmacies. In addition, various Federal and state agencies, legislators and private litigants have raised the issue of how average wholesale price, “AWP,” should be determined. Certain products that represent an insignificant portion of our business will be reimbursed by Medicare under a new reimbursement system known as ASP starting in 2005. Pricing provisions relating to prescriptions in our contracts with clients and pharmacies generally are expressed in relation to AWP. A decrease in AWP could adversely affect our business, results of operations and financial condition.

Consumer Protection Legislation. Most states have consumer protection laws that generally prohibit payments and other broad categories of conduct deemed harmful to consumers. These statutes may be enforced by the states and, in fact, have been the basis for state investigations and at least one multi-state settlement relating to financial incentives provided by drug manufacturers to retail pharmacies in connection with drug switching programs. Further, private litigants have become active in bringing suits against PBMs alleging violations of these laws. We do not believe that we have contractual relationships that include the features that have been viewed adversely by government enforcement authorities. However, no assurance can be given that we will not be subject to scrutiny or challenge under one or more of these laws by the government enforcers or private litigants. Also, several states recently have enacted laws and/or promulgated or proposed regulations regarding the selling, marketing, promoting, advertising or distributing of commercial discount drug cards for cash purchases. These laws and regulations provide generally that any person may bring an action for damages or injunction for violations. While we offer a very limited commercial discount drug card program which we do not consider material to our business, there can be no assurance that the existence of such laws will not materially impact our ability to offer certain new products and/or services in the future.

Licensure. Many states have licensure or registration laws governing certain types of ancillary healthcare organizations, including preferred provider organizations, third party administrators and utilization review organizations. Laws requiring registration and regulating the operations of PBMs meeting certain criteria have also begun to appear. These laws differ significantly from state to state, and the application of these laws to the activities of PBMs is often unclear. We have registered under these laws in those states in which we have concluded that registration is required.

Confidential Information. Most of our activities involve the receipt or use by us of confidential medical information concerning individual members, including the transfer of the confidential information to the member’s health benefit plan. In addition, we use aggregated population data for research and analysis purposes. Health Insurance Portability and Accountability Act, “HIPAA,” requires our PBM clients to enter into business associate agreements with us that require us to assure confidential treatment of health care information and to only use or disclose that information as needed to provide our services and to use certain standard codes and data sets in processing claims. Further, if we become an endorsed discount drug card sponsor under Medicare Prescription Drug, Improvement and Modernization Act of 2003, “ MMA,” we will be a covered entity under HIPAA for purposes of that program. We believe that we have taken all necessary internal measures, and made all external vendor arrangements, to meet these obligations. However, the HIPAA Regulations regarding these privacy matters only became effective on April 14, 2003, and future interpretation could result in expansion of our responsibilities. Moreover, any failure to meet current requirements, because of the heightened profile given to the privacy issue by HIPAA, could result in the loss of business by us. In addition, the laws of many states also restrict the use and disclosure of confidential medical information. State laws that are more protective of medical information are not pre-empted by HIPAA. Therefore, to the extent states enact more protective legislation, we could be required to make significant changes to our business operations.

Sanctions for failing to comply with these privacy standards under state or federal statutes or regulations include criminal penalties and civil sanctions. If we violate a patient’s privacy or are found to have violated any state or federal statute or regulation with regard to the confidentiality, dissemination or use of patient medical information, we could be liable for significant damages, fines or penalties.

In addition, new laws that may be enacted and new rules and regulations that may be adopted governing privacy and security may reduce the amount of information we may obtain or use without patient consent. Difficulties in obtaining patient consents could limit our ability to use some of our information technology products and services. Even without new legislation, our clients could prohibit us from including their members’ information in our various databases. These clients could also prohibit us from offering services to others that involve the compilation of that information.

Antitrust Legislation. Federal and state antitrust laws regulate trade and commerce and prohibit unfair competition as defined by those laws. Sanctions for failing to comply with these antitrust laws can result in criminal penalties and civil sanctions. Antitrust challenges can be brought either by government agencies or by private plaintiffs, and such actions generally raise very complex issues. Private litigants have become active in bringing suits against PBMs alleging violations of these laws. We do not believe that we have business relationships that include the features that would be viewed adversely by government antitrust enforcement authorities. However, no assurance can be given that we will not be subject to scrutiny or challenge under one or more of these laws by the government enforcers or private litigants.

Government efforts to reduce health care costs and alter health care financing practices could lead to a decreased demand for our services or to reduced rebates from manufacturers.

Efforts to control health care costs, including prescription drug costs, are underway at the federal and state government levels. Congress is also currently considering proposals to reform the U.S. health care system. These proposals may increase governmental involvement in health care and PBM services and may otherwise change the way our clients do business. Our clients and prospective clients may react to these proposals and the uncertainty surrounding them by cutting back or delaying the purchase of our PBM services, and manufacturers may react by reducing rebates or reducing supplies of certain products. These proposals could lead to a decreased demand for our services or to reduced rebates from manufacturers.

In addition, both Congress and state legislatures are expected to consider legislation to increase governmental regulation of managed care plans. Some of these initiatives would, among other things, require that health plan members have greater access to drugs not included on a plan’s formulary and give health plan members the right to sue their health plans for malpractice when they have been denied care. The scope of the managed care reform proposals under consideration by Congress and state legislatures and enacted by states to date vary greatly, and we cannot predict the extent of future legislation. However, these initiatives could greatly limit our business practices and impair our ability to serve our clients.

MMA creates an endorsed discount drug card and a new drug benefit, which will provide both new risks and opportunities for PBMs to participate in the Medicare program, and possible increased competition.

There are many uncertainties presented by the new law, which is one of the reasons we opted not to participate under the interim endorsed drug discount card program even though we were selected as a national sponsor. We do not know whether we will participate or be able to participate in the new drug benefit under Medicare which takes effect in 2006. Possible effects of the MMA include:

•	New opportunities for PBMs created by MMA may bring new entrants into the PBM industry, thereby increasing competition and impacting profitability.

•	The new drug benefit program will be subject to cost sharing, which may impact profitability.

•	The inclusion of the PBMs as eligible endorsed drug card sponsors and the implicit role PBMs will play in the drug benefit program will increase governmental scrutiny of the industry.

Risks Related To Our Supplemental Benefits Segment

The National Do Not Call Registry under FTC rules may have a material adverse effect on the marketing of our supplemental benefit programs.

Over 50 million consumers have registered on the “Do-Not-Call Registry” established by the Federal Trade Commission “FTC”, which became effective on October 1, 2003. This Registry limits the ability to telemarket our supplemental benefit programs. Although we do not believe the Registry has had a material adverse effect on sales of our supplemental benefit programs to date, it could have such an effect in the future.

We have experienced a greater reliance on monthly rather than annual sales and a reduction in program renewals as a result of reliance on telemarketing.

A significant percentage of our sales of supplemental benefit programs is attributable to telemarketing sales. These sales involve a much higher percentage of monthly rather than annual sales than was our previous experience. This has resulted in higher initial cancellation rates and a reduction in program renewals.

The loss of our ability to use endorsements by Christopher Reeve, a key promoter of our supplemental benefit programs, could significantly impair our brand recognition and, thus, our ability to sell our programs.

The management and staff at HealthExtras are deeply saddened by the loss of Christopher Reeve. Our relationship with him has allowed us to share in his optimism, energy and convictions over the past eight years. Mr. Reeve was an integral part of the development and marketing of the programs offered in our supplemental benefits segment. We believe that the benefits of these programs can still be communicated effectively in the market with a less direct personal association. We may explore, when appropriate, opportunities to preserve elements of our relationship through Mr. Reeve’s family and an affiliated charity. Foremost, our conduct will be driven by respect and discretion. Should we be unable to continue our relationship as outlined above, or should our alternative marketing efforts produce disappointing results, our revenues and earnings could be adversely affected.

If we lose one or more of our marketing relationships, our access to potential customers would decline, and our business, results of operations and financial condition could suffer.

A significant majority of all of our supplemental benefit program sales is attributable to our marketing relationships with Stonebridge Life Insurance Company, the successor to JC Penney Life Insurance Company, a member of the AEGON Group of Companies, “Stonebridge,” American Express Travel Related Services Company, Inc., “Amex” and Citibank N.A. If we lose one or more of these relationships and are unable to replace them with other marketing outlets, our access to potential customers would decline and our business, results of operations and financial condition could suffer.

If we lose our relationships with the providers of the benefits under our programs, we could have difficulty meeting demand for our programs.

We are dependent on third party providers for the benefits included in our supplemental benefit programs. Those benefits are provided pursuant to arrangements with The Chubb Group of Insurance Companies, National Union Fire Insurance Company of Pittsburgh, a subsidiary of American International Group Inc., Unum Life Insurance Company of America, and others, which may be terminated on relatively short notice. If we were to lose these relationships and were unable to replace them quickly and cost effectively, we would not be able to satisfy consumer demand for our programs.

If the providers of the benefits included in our programs fail to pay or otherwise provide accrued benefits, or the extent of those benefits is deemed to be greater than the providers are obligated to pay, we could become subject to liability claims by program members.

The benefits included in the member programs are provided by other firms. If the firms with which we have contracted to provide those benefits fail to pay or otherwise provide them as required, or are negligent or otherwise culpable in providing them, or if it is determined that the level of benefits to which members are entitled exceeds the obligations of the providers, we could become involved in any resulting claim or litigation.

If we fail to comply with all of the various and complex laws and regulations governing our products and marketing, we could be subject to fines or additional licensing requirements or lose the ability to market in particular jurisdictions.

Complex laws, rules and regulations of each of the 50 states and the District of Columbia pertaining to insurance impose strict and substantial requirements on insurance coverage sold to consumers and businesses. Compliance with these laws, rules and regulations can be arduous and imposes significant costs. The underwriters of the insurance benefits included in our programs are responsible for obtaining and maintaining regulatory approvals for those benefits. If the appropriate regulatory approvals for those insurance benefits are not maintained, we would have to stop including them. An independent licensed insurance agency is responsible for solicitations regarding the insurance benefits involved in our programs.

State insurance laws and regulations are complex and broad in scope and are subject to periodic modification as well as differing interpretations. There can be no assurance that insurance regulatory authorities in one or more states will not determine that the nature of our business requires us to be licensed under applicable insurance laws. A determination to that effect or that we or our business partners are not in compliance with applicable regulations could result in fines, additional licensing requirements or the inability to market our programs in particular jurisdictions. Such penalties could significantly increase our general operating expenses and harm our business, results of operations and financial condition. In addition, even if the allegations in any regulatory or legal action against us turn out to be false, negative publicity relating to any such allegation could result in a loss of consumer confidence and significant damage to our brand.

Telemarketing is one of the primary means by which our programs are marketed. Telemarketing has become subject to an increasing amount of Federal and state regulation in the past several years. For example, such regulation limits the hours during which telemarketers may call consumers and prohibits the use of automated telephone dialing equipment to call certain telephone numbers. The Federal Telemarketing and Consumer Fraud and Abuse Prevention Act of 1994 and FTC regulations prohibit deceptive, unfair or abusive practices in telemarketing sales. Both the FTC and state attorneys general have authority to prevent certain telemarketing activities deemed by them to violate consumer protection. The FTC has adopted regulations which, beginning October 1, 2003, prohibit most telemarketers from calling a number listed on a National Do Not Call Registry. Violators are subject to a fine of up to $11,000 per violation. Under those FTC regulations, telemarketers can continue to call consumers with whom a company has an existing business relationship and consumers who request information about a company’s products can be called for three months. In addition, some states have enacted laws and others are considering enacting laws targeted directly at regulating telemarketing practices, and there can be no assurance that any such laws, if enacted, will not adversely affect or limit our current or future operations. While compliance with these regulations is generally the responsibility of the marketers and subcontractors, there can be no assurance that we would have no exposure to liability.

Risk Related to this Offering

Future sales of our common stock may depress our stock price, even if our business is doing well.

Up to 1,364,330 shares of our common stock may be sold pursuant to a currently effective registration statement registering the resale of common stock previously issued in a private transaction or to be acquired upon the exercise of warrants issued in that transaction. In addition, approximately 5,229,018 shares of our common stock may be sold pursuant to currently effective registration statements registering the sale of common stock reserved for issuance upon the exercise of options granted or to be granted under our stock option plans. Sales of a substantial number of shares of our common stock in the public market after the offering could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities.

Purchasers in this offering may experience additional dilution upon the exercise of outstanding options and warrants to purchase our common stock.

As of September 30, 2004, options and warrants to purchase a total of 6,293,348 shares of our common stock were outstanding, at a weighted-average per share exercise price of $6.26. This does not include 300,000 shares issuable upon the exercise of outstanding warrants at a weighted average exercise price of $15.45 per share, subject to performance-based criteria. The exercise of all of these outstanding options and warrants would dilute the ownership percentage of our stockholders, including the purchasers in this offering, by approximately 15%, and could cause the market price of our common stock to decline.

Our management will have broad discretion in using the proceeds from this offering and, therefore, you will be relying on the judgment of our management to use those funds effectively.

We intend to use the net proceeds of this offering for working capital and other general corporate purposes, including acquisitions of other complementary businesses and the repayment of existing debt. The amounts and timing of these expenditures will vary significantly depending upon a number of factors, including the amount of cash generated or consumed by our operations, and our ability to identify and effect acquisition opportunities. Our management will retain broad discretion with respect to the use of the proceeds of this offering and, therefore, you will be relying on the judgment of our management to use those funds effectively.

Other Risks

Our stock price may be volatile and you may not be able to resell your shares at or above the price you paid for them.

Our stock price may be volatile, and the causes for volatility could include, among other factors:

•	levels of pharmacy claims expenditures, seasonal fluctuations in demand and enrollment levels;

•	changing business mix between brand and generic prescriptions;

•	changes in acceptance levels for our supplemental benefit program by consumers;

•	our ability to successfully make and integrate acquisitions, including our recent acquisition of MHS;

•	levels of marketing expenditures;

•	renewal rate experience for our benefit programs; and

•	adverse events in the PBM industry generally, including litigation against and investigations of members of the PBM industry.

We believe that quarter-to-quarter comparisons of our operating results are not necessarily meaningful indicators of our future performance. Due to the above-mentioned and other factors, it is possible that in one or more future quarters our operating results will fall below the expectations of securities analysts and investors. If this happens, the trading price of our common stock would likely decrease.

We do not intend to pay dividends in the foreseeable future.

We do not currently pay any cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. We intend to retain future earnings to fund our growth. Accordingly, you will not receive a return on your investment in our common stock through the payment of cash dividends in the foreseeable future, and you may not realize a return on your investment even if you sell your shares. As a result, you may not be able to resell your shares at or above the price you paid for them.

Our charter documents and Delaware law contain provisions that may discourage takeover attempts which could preclude our stockholders from receiving a change of control premium.

Our charter documents and Delaware law contain anti-takeover provisions that could have the effect of delaying or preventing changes in control that a stockholder may consider favorable. The provisions in our charter documents include the following:

•	a classified board of directors with staggered three-year terms;

•	the ability of our board of directors to issue shares of preferred stock and to determine the price and other terms, including preferences and voting rights, of those shares without stockholder approval; and

•	advance notice procedures for nominating candidates to our board of directors.

The foregoing could have the effect of delaying, deferring or preventing a change in control, discourage bids for our common stock at a premium over the market price, or harm the market price of, and the voting and other rights of the holders of, our common stock. We also are subject to certain Delaware laws that could have similar effects. One of these laws prohibits us from engaging in a business combination with any significant stockholder for a period of three years from the date the person became a significant stockholder unless certain conditions are met.

A large number of shares may be sold into the market following this offering, which may cause the price of our common stock to decline.

After this offering, 36,949,970 shares of our common stock will be outstanding based upon shares outstanding as of September 30, 2004. The 5,000,000 shares we and certain stockholders are selling in this offering, and up to 750,000 shares being offered by us and the selling stockholders if the underwriters exercise their over-allotment option in full, will be freely tradable, without restriction or further registration, under the federal securities laws unless purchased by our affiliates.

Certain of our stockholders beneficially owning an aggregate of approximately 16,797,400 shares after this offering have agreed not to sell their shares of stock for 90 days after the completion of this offering. Lehman Brothers Inc. may waive any of these lock-up restrictions prior to the expiration of the lock-up period without prior notice. Lehman Brothers Inc. has no current intention to waive any of these lock-up restrictions. If, however, Lehman Brothers Inc. elects to waive such restrictions, all of these shares would be available for sale. Of the shares of common stock that will be available for sale after the expiration of the lock-up period, or upon any election of Lehman Brothers Inc. to waive the lock-up restrictions, approximately 16,797,400 will be subject to the volume restrictions of Rule 144 under the federal securities laws because they are held by our affiliates.

In May 2004, certain of our executive officers entered into Rule 10b5-1 trading plans with respect to their anticipated sales of our common stock. Sales have begun under these plans and may continue during 2004 and thereafter, and are not subject to the lock-up restrictions described in the previous paragraph.

Our executive officers and directors own a significant percentage of our stock, and as a result, the trading price for our shares may be depressed and these stockholders can take actions that may be adverse to your interests.

Following this offering, our executive officers and directors, and persons and entities affiliated with directors, will beneficially own approximately 43% of our common stock. These stockholders, acting together, will have the ability to significantly influence all matters requiring approval by our stockholders, including the election and removal of directors and any proposed merger, consolidation or sale of all or substantially all of our assets. In addition, they could dictate the management of our business and affairs. A significant concentration of share ownership can adversely affect the trading price for our common stock because investors often discount the value of stock in companies that have controlling stockholders. Furthermore, the concentration of ownership in our company could delay, defer or prevent a merger or consolidation, takeover or other business combination that could be favorable to you.

We could be adversely affected if we fail to retain key personnel.

We depend to a significant extent on certain key personnel. If we were to lose any of our key personnel, particularly our executive officer, we could be potentially and adversely affected. For additional information regarding dependence on key personnel, see “Management.”

SPECIAL NOTE REGARDING FORWARD LOOKING INFORMATION

This prospectus contains “forward-looking statements” as defined in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act, principally in the sections entitled “Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Generally, you can identify these statements because they include words and phrases such as “expect,” “estimate,” “anticipate,” “predict,” “believe,” “plan,” “will,” “should,” “intend,” “new market,” “potential market applications” and similar expressions and variations. These statements are only predictions. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which cannot be foreseen. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, among others, the risks we face that are described in the section entitled “Risk Factors” and elsewhere in or incorporated by reference in this prospectus.

We believe it is important to communicate our expectations to our investors. There may be events in the future, however, that we are unable to predict accurately or over which we have no control. The risk factors discussed on the previous pages, as well as any other cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in the previous risk factors and elsewhere in this prospectus could negatively impact our business, results of operations, financial condition and stock price.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the 3,500,000 shares of our common stock we are offering under this prospectus at an assumed public offering price of $14.65 per share (the closing price of our common stock on November 10, 2004) will be approximately $47.9 million, after deducting the underwriting discount and estimated offering expenses. We will not receive any of the proceeds from the sale of our shares by the selling stockholders.

We intend to use the net proceeds received by us in this offering to repay the outstanding balance of our revolving credit facility and for working capital and other general corporate purposes, including possible acquisitions. At September 30, 2004, $24.3 million was outstanding under the revolving credit facility. Accordingly, our management will have broad discretion in applying the net proceeds from this offering. As of the date of this prospectus, we have no binding agreements or commitments with respect to any acquisition.

The revolving credit facility of $30 million, together with a term loan for $20 million, were entered into in June 2004. The revolving credit facility replaced a previous credit facility with an outstanding balance of $10.0 million at the beginning of the year and the proceeds were also used to finance the acquisition of MHS. The revolving credit facility bears interest at LIBOR plus 2.0%. The effective interest rate at September 30, 2004 was 3.24% and the credit facility is due in June 2006. The proceeds of the term loan were used to fund our acquisition of MHS. This term loan has an interest rate of LIBOR plus 2.00% and is payable in equal monthly installments over a four year period. We have entered into a swap agreement which has the effect of converting the interest rate on the term loan to a fixed rate of 5.23%.

MARKET PRICE OF COMMON STOCK

Our common stock trades on the Nasdaq National Market under the symbol “HLEX.” The following table presents the high and low closing sales prices for our common stock for each quarter for the periods indicated, as reported on the Nasdaq National Market System.

	High	Low
2002
First Quarter	$6.61	$2.69
Second Quarter	$5.49	$2.40
Third Quarter	$5.45	$3.31
Fourth Quarter	$4.46	$3.80

2003
First Quarter	$4.30	$3.40
Second Quarter	$8.15	$3.96
Third Quarter	$9.59	$7.15
Fourth Quarter	$14.50	$8.88

2004
First Quarter	$13.22	$9.21
Second Quarter	$16.84	$11.03
Third Quarter	$16.28	$11.81
Fourth Quarter (through November 10, 2004)	$15.20	$12.82

The closing price for our common stock on November 10, 2004 was $14.65 per share. We had approximately 463 stockholders of record as of September 30, 2004, including holders of record representing an indeterminate number of beneficial owners of our common stock.

DIVIDEND POLICY

We currently intend to retain future earnings for use in the expansion and operation of our business. We have never paid a dividend on our common stock. Although we have no present intention of paying cash dividends, it is possible that the Board could determine in the future, based on our financial and other relevant circumstances at that time, to pay dividends.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2004, on an actual basis and as adjusted to give effect to our receipt of the estimated net proceeds of $47.9 million from the sale of 3,500,000 shares of common stock we are offering for sale under this prospectus at an assumed public offering price of $14.65 per share (the closing price of our common stock on November 10, 2004) and the application of these proceeds as set forth under the caption “Use of Proceeds.”

You should read this table in conjunction with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Use of Proceeds.”

	As of September 30, 2004
	Actual	As Adjusted
	(in thousands) (unaudited)
Cash and cash equivalents	$34,847	$58,364

Total debt	$43,088	$18,750

Stockholders’ equity:
Preferred stock, $0.01 par value, 5,000,000 shares authorized, none issued	—
Common stock, $0.01 par value, 100,000,000 shares authorized, 33,449,970 shares issued and outstanding, actual; 36,949,970 shares issued and outstanding, as adjusted	335	369
Additional paid-in-capital	75,019	122,839
Comprehensive loss	(4)	(4)
Retained earnings	10,938	10,938

Total stockholders’ equity	86,288	134,143

Total capitalization	$129,376	$152,893

The outstanding share information in the table above is based on the number of shares outstanding as of September 30, 2004. The table excludes shares issuable upon exercise of the underwriters’ over-allotment option and an aggregate of 6,593,348 shares, comprised of the following:

•	5,229,018 shares issuable upon the exercise of outstanding stock options granted under our 1999 Employees Stock Option Plan, 2000 Employee Stock Option Plan, 2003 Equity Incentive Plan, and 2000 Directors Plan with a weighted average exercise price of $6.45 per share;

•	1,064,330 shares issuable upon the exercise of outstanding warrants with a weighted average exercise price of $5.33 per share;

•	300,000 shares issuable upon the exercise of outstanding warrants with a weighted average exercise price of $15.45 per share, subject to meeting certain performance-based criteria.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data as of and for each of the five years in the period ended December 31, 2003, have been derived from consolidated financial statements that have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. The consolidated financial statements as of and for the three years ended December 31, 2003 are included elsewhere in this prospectus. The selected consolidated financial data as of and for the nine-month periods ended September 30, 2003 and 2004 have been derived from our unaudited financial statements included elsewhere in this prospectus. In our opinion, the unaudited financial information includes all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation of that information. Operating results for the nine months ended September 30, 2004 are not necessarily indicative of the results that may be expected for the full year ended December 31, 2004. The information set forth below should be read in conjunction with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere or incorporated by reference in this prospectus.

	Years Ended December 31,					Nine Months Ended September 30,
	1999	2000	2001	2002	2003	2003	2004
	(in thousands, except per share data)
						(unaudited)
Consolidated Statements of Operations Data:
Revenue	$5,327	$43,924	$118,226	$248,407	$384,094	$280,853	$367,915
Direct expenses	3,096	24,049	87,543	209,523	341,201	250,232	325,822
Selling, general, and administrative expenses	13,327	39,669	38,454	35,484	25,865	18,990	24,591

Operating income (loss)	(11,096)	(19,794)	(7,771)	3,400	17,028	11,631	17,502
Interest income (expense), net	(351)	2,069	1,092	(82)	(443)	(362)	(524)
Other income (expense), net	(73)	499	—	—	—	—	2,065

Income (loss) before income taxes and minority interest	(11,520)	(17,226)	(6,679)	3,318	16,585	11,269	19,043
Income tax (benefit) provision	—	—	—	(10,205)	6,268	4,353	7,179
Minority interest	—	—	(96)	(45)	—	—	—

Net income (loss)	$(11,520)	$(17,226)	$(6,775)	$13,478	$10,317	$6,916	$11,864

Net income (loss) per share:
Basic	$(0.56)	$(0.62)	$(0.23)	$0.42	$0.32	$0.21	$0.36
Diluted	$(0.56)	$(0.62)	$(0.23)	$0.42	$0.30	$0.21	$0.32
Shares used in calculating net income (loss) per share:
Basic	20,588	28,010	29,731	32,234	32,447	32,402	33,182
Diluted	20,588	28,010	29,731	32,420	34,454	33,622	36,712

	At December 31,					At September 30,
	1999	2000	2001	2002	2003	2003	2004
	(in thousands, except per share data)
						(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$46,971	$28,921	$33,009	$17,531	$28,877	$28,240	$34,847
Total assets	53,662	52,044	88,153	120,002	141,768	129,527	202,834
Long-term debt	—	—	—	18,000	10,000	12,000	38,088
Total liabilities	6,298	15,806	42,372	60,477	70,790	62,432	116,546
Total stockholders’ equity	47,364	36,238	45,237	59,525	70,978	67,095	86,288

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with the “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes appearing elsewhere or incorporated by reference in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described above in the section “Risk Factors.” See “Special Note Regarding Forward-Looking Statements.”

Overview

We provide PBM services and supplemental benefit programs. Our PBM segment accounted for approximately 86% of our revenue in 2003 and 91% of our revenue in the first nine months of 2004, and is expected to be the primary source of our growth and profits in the future. Our PBM clients include more than 1,000 self-insured employers, including state and local governments, TPAs and managed care organizations, who contract with us to administer the prescription drug component of their overall health benefit plans.

We also offer supplemental benefit programs, which include lump sum accidental disability benefits, accidental death and dismemberment benefits, and emergency accident and sickness medical benefits. This segment accounted for approximately 14% of our revenue in 2003 and 9% of our revenue in the first nine months of 2004. Individuals are the major purchasers of our supplemental benefit programs.

Pharmacy Benefit Management

We have established a non-exclusive nationwide network of more than 53,000 retail pharmacies. In general, clients contract with us to access negotiated retail pharmacy network rates, participate in certain rebate arrangements with manufacturers based on formulary design, and benefit from the other care enhancement protocols in our system. Our primary PBM services consist of the automated online processing of prescription claims on behalf of our clients. When a member of one of our clients presents a prescription or health plan identification card to a retail pharmacist in our network, our system provides the pharmacist with access to online information regarding eligibility, patient history, health plan formulary listings, and contractual reimbursement rates. The member generally pays a co-payment to the retail pharmacy and the pharmacist fills the prescription. We electronically aggregate pharmacy benefit claims, which include prescription costs plus our claims processing fees for consolidated billing and payment. We receive payments from clients, make payments of amounts owed to the retail pharmacies pursuant to our negotiated rates, and retain the difference, including claims processing fees.

Pharmacy benefit claim payments from our clients are recorded as revenue, and prescription costs to be paid to pharmacies are recorded as direct expenses. Under our network contracts, we generally have an independent obligation to pay pharmacies for the drugs dispensed and, accordingly, have assumed that risk independent of our clients. When we administer pharmacy reimbursement contracts and do not assume a credit risk, we record only our administrative or processing fees as revenue. Rebates earned under arrangements with manufacturers are recorded as a reduction of direct expenses. The portion of manufacturer rebates due to clients is recorded as a reduction of revenue.

Member co-payments are not recorded as revenue or operating expenses. Under our pharmacy agreements, the pharmacy is solely responsible for collecting co-payments from members. Under our client contracts, we do not assume liability for member co-payments in pharmacy transactions.

The following tables illustrate the effects on the reported PBM revenue and operating expenses if we had included the actual member co-payments as indicated by our claims processing system (in thousands):

	2001	2002	2003
Reported PBM revenue	$46,894	$182,276	$331,530
Member co-payments	19,727	71,617	141,020

Total	$66,621	$253,893	$472,550

	2001	2002	2003
Reported PBM operating expenses	$46,233	$173,905	$319,835
Member co-payments	19,727	71,617	141,020

Total	$65,960	$245,522	$460,855

Supplemental Benefit Programs

Our supplemental benefits segment generates revenue from the sale of supplemental benefit programs which include lump sum accidental disability benefits, accidental death and dismemberment benefits, and emergency accident and sickness medical benefits. In recent periods, our supplemental benefit programs have been marketed and sold to individual customers primarily by three nationally recognized companies, which incur the marketing expenses. Accordingly, our supplemental benefit program revenue from new members is primarily dependent on the extent and timing of marketing campaigns funded by these three companies and the success they achieve. Correspondingly, these companies are compensated with an increasing percentage of total program revenue, which is accounted for as direct expense by us.

The primary determinant of revenue recognition for this segment is monthly program enrollment. In general, program revenue is recognized based on the number of members enrolled in each reporting period multiplied by the applicable monthly fee for their specific membership program. The program revenue we recognize includes the cost of membership features supplied by others, including the insurance components.

Direct program expenses consist of the costs that are a direct function of a period of membership and a specific set of program features. The coverage obligations of our benefit suppliers and the related expense are determined monthly, as are the remaining direct expenses. Prior to October 2002, payments from program marketers related to new member enrollments were recorded as revenue to the extent of related direct expenses, which cumulatively exceeded payments from those marketers.

Revenue from program payments received, and related direct expenses, are deferred to the extent that they are applicable to future periods or to any refund guarantee we offer. We have committed to minimum premium volumes with respect to the insurance features of our programs supplied by others. In the event that there were insufficient members to utilize the minimum premium commitment, the differential would be expensed by us without any related revenue. We believe that current enrollment trends will allow the minimum future commitments at September 30, 2004 to be fully utilized by current enrollment levels.

Acquisitions

We have supported the growth of our PBM segment through four acquisitions.

On June 18, 2004, we acquired 100% of the common stock of MHS for a cash payment of $37.3 million and 100,739 shares of our common stock valued at $1.5 million. In addition, we agreed to issue $4.0 million principal amount of non-negotiable promissory notes, warrants to purchase up to 300,000 shares of our common stock at an exercise price of $15.45 per share, and to pay $2.0 million in cash, all subject to performance-based standards and certain revenue and gross profit criteria attributable to MHS. The acquisition of MHS was accounted for using the purchase method of accounting, and we have recorded preliminarily goodwill of approximately $30.8 million and intangible assets of $8.0 million.

On December 1, 2002, we acquired 100% of the common stock of PNNC for $20.2 million in cash. The acquisition of PNNC was accounted for using the purchase method of accounting. The acquisition resulted in goodwill of approximately $10.6 million and intangible assets of approximately $8.0 million.

On November 14, 2001, we acquired an 80% interest in Catalyst for an aggregate purchase price of approximately $14.3 million, consisting of $10.4 million in cash, the assumption of $1.6 million in liabilities and the issuance of 366,730 shares of common stock valued at $2.3 million. The acquisition of Catalyst was accounted for using the purchase method of accounting, and resulted in $9.1 million of goodwill, and $4.0 million of intangible assets.

During the first quarter of 2002, we purchased the remaining 20% minority interest in Catalyst for $5.3 million, consisting of 319,033 shares of our common stock valued at $1.1 million and notes in the principal amount of $4.2 million. This minority interest purchase resulted in additional goodwill of $3.2 million and intangible assets of $1.7 million. The stock was transferred to the seller on April 1, 2002, $3.1 million in cash was paid in 2002, and the final cash installment of $1.1 million was paid on March 1, 2003.

Effective November 1, 2000, we acquired IPM for an aggregate purchase price of approximately $9.2 million, consisting of approximately 95% cash and the remainder in common stock. The acquisition of IPM was accounted for using the purchase method of accounting and resulted in $9.2 million of goodwill.

We have successfully integrated IPM, Catalyst, and PNNC into our financial, organizational, management and technology structure. As a result, we achieved cost savings from the consolidation of certain corporate activities and the elimination of certain duplicated components of our corporate operations. We are in the process of integrating MHS.

Critical Accounting Policies and Estimates

Management’s Discussion and Analysis of the Financial Condition and Results of Operations discusses our consolidated financial statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant accounting estimates made by us in preparing our financial statements include the following:

Revenue and direct expense recognition

We recognize revenue from PBM services, which include sales of prescription drugs by pharmacies in our nationwide network and related claims processing fees, provided to our clients. Revenue is recognized when the claims are adjudicated. Pharmacy claims are adjudicated at the point-of-sale using an on-line claims processing system. When we have a contractual obligation to pay our network pharmacy providers for benefits provided to our clients’ members, total payments from these clients are recorded as revenue and payments to the network pharmacy provider are recorded as direct expenses. The contracts require us to assume the credit risk of our clients’ abilities to pay. In addition, under most of our client contracts, we are at risk for the difference between the payments we receive from our clients and the negotiated reimbursements we pay to pharmacies. When we administer pharmacy reimbursement contracts and do not assume credit risk, we record only our administrative or processing fees as revenue. Rebates earned under arrangements with manufacturers are recorded as a reduction of direct expenses. The portion of such rebates due to clients is recorded as a reduction of revenue. Manufacturers rebates are based on estimates, which are subject to final settlement with the contracted party.

Member co-payments are not recorded as revenue. Under our client contracts, the pharmacy is obligated to collect the co-payments from the members. Under client contracts, we do not assume liability for member co-payments in pharmacy transactions. As such, we do not include member co-payments to pharmacies in revenue or operating expenses.

The primary determinant of revenue recognition for our supplemental benefits segment is monthly program enrollment and, prior to October 2002, payments related to new member enrollments from certain marketers of our programs. In general, program revenue is recognized based on the number of members enrolled in each reporting period multiplied by the applicable monthly fee for their specific membership program. The program revenue recognized by us includes the cost of membership features supplied by others, including the insurance components. Direct program expenses consist of the costs that are a direct function of a period of membership and a specific set of program features. The coverage obligations of our benefit suppliers and the related expense are determined monthly, as are the remaining direct expenses.

Pharmacy Benefit Management Rebates

Rebates earned under arrangements with manufacturers are recorded as a reduction of direct expenses. The portion of such rebates due to clients is recorded as a reduction of revenue. Manufacturer rebates are based on estimates, which are subject to final settlement with the contracted party on an annual basis. Resulting adjustments historically have not been significant.

Allowance for Bad Debts

We estimate reserves for doubtful PBM accounts receivable as of each balance sheet date. Historically, we have very limited exposure to bad debts due to the nature of the employee benefits involved, the necessity of maintaining benefit continuity for employees, and the general financial strength of our client base. Substantially all supplemental benefits revenues are collected in advance via credit card and as such generate no accounts receivable exposure.

Assets Acquired and Liabilities Assumed in Business Combinations

In our acquisitions, we are required to make judgments regarding the fair values of the assets acquired and the liabilities assumed. For significant acquisitions, management engages independent consultants to assist it in estimating the fair values of acquired intangible assets.

Intangible Assets

The estimated fair value and the weighted average useful-life of the intangible assets are based on income-method valuation calculations, performed by an independent consulting firm. The remaining useful life of intangible assets is evaluated periodically and adjusted as necessary to match the period that the assets are expected to provide economic benefits.

Goodwill

Goodwill is subject to a periodic impairment assessment, by applying a fair value based test, requiring judgments concerning the value of our PBM segment. We concluded that no impairment of goodwill existed at December 31, 2003.

Income Taxes

In 2001, we recorded a full valuation allowance against our deferred tax assets due to the uncertainty as to their ultimate realization. In the fourth quarter of 2002, as a result of our profitability, we recognized approximately $10.2 million in tax benefits principally resulting from releasing the full valuation allowance for our deferred tax asset. In 2003, we recorded a provision of income taxes of approximately $6.3 million. As we now have achieved sustained profitability, no additional valuation allowances are expected in the foreseeable future.

Common Stock Warrants

From time to time we have issued warrants to purchase shares of our common stock under arrangements with our business partners or as consideration in acquisitions. We are required to estimate the fair value of such warrants for purposes of recording these transactions in our financial statements. Such estimates require judgments regarding, among other things, interest rates, common stock price volatility and annualized revenues.

Results of Operations

Nine Months Ended September 30, 2004 Compared to Nine Months Ended September 30, 2003

Revenue. Revenue from operations for the nine months ended September 30, 2004 was $367.9 million, consisting of $333.0 million generated from the PBM segment and $34.9 million from the supplemental benefits segment. PBM revenue increased by $92.3 million, including $64.8 million of revenue from increased prescription volume, $4.7 million from MHS, and $38.0 million in increased unit prices, offset by a reduction of revenue by $15.2 million due to increased member co-payments. The supplemental benefits revenue decreased by $5.3 million, largely as a result of lower levels of coverage purchased and decreased membership. Revenue for the nine months ended September 30, 2003 was $280.9 million, consisting of approximately $240.7 million and $40.2 million attributable to the PBM and supplemental benefits segments, respectively.

The increase in revenue for 2004 was related to the ongoing growth of our PBM revenue. Revenue growth in the PBM segment in the first nine months of 2004 was primarily attributable to an overall increase in the number of pharmacy transactions processed. Total claims processed increased to approximately 8.7 million in the first nine months of 2004 from approximately 6.8 million in the first nine months of 2003.

Direct Expenses. Direct expenses for the nine months ended September 30, 2004 were $325.8 million, consisting of $300.3 million from the PBM segment and $25.5 million from the supplemental benefits segment. PBM segment direct expenses increased by $80.0 million, while the supplemental benefits segment direct expenses decreased by $4.4 million. The PBM segment’s $80.0 million increase in direct expenses was related to the $92.3 million in increased PBM revenue. The $80.0 million increase was consistent with our anticipated gross margin contributions from increased prescription volume, the acquisition of MHS and increased unit prices. The decrease in direct expenses in the supplemental benefits segment was largely a result of the modest decrease in membership and the negotiation of lower costs for certain of the benefits in our programs.

Direct expenses for the nine months ended 2003 were $250.2 million, consisting of approximately $220.3 million and $29.9 million attributable to the PBM and supplemental benefit segments, respectively. The direct expenses of $325.8 million and $250.2 million for the nine months ended September 30, 2004 and 2003 represented 93.0% of operating expenses for both of the respective periods.

Gross margins for the PBM segment for the nine month period ended September 30, 2004 were 9.8%, or $32.7 million, compared to 8.5%, or $20.4 million, for the nine month period ended September 30, 2003. Gross margins for the supplemental benefits segment for the nine month period ended September 30, 2004 were 26.9%, or $9.4 million, compared to 25.6%, or $10.3 million, for the nine month period ended September 30, 2003.

Gross margins in the PBM segment are generally predictable based on client contract terms and vendor/supplier contracts. Factors that can result in changes in gross margins include generic substitution rates, changes in the utilization of preferred drugs with higher discounts and changes in the volume of prescription dispensing at lower cost network pharmacies. None have materially changed in a manner that would meaningfully affect current or anticipated results. For the nine months ended September 30, 2004, the gross margin rate was 9.8%.

Gross margins improved due to an increased volume of higher margin workers compensation business resulting from the acquisition of MHS. This increase was largely offset in percentage terms by the addition of the State of Louisiana contract that has lower percentage margin contributions than our historical averages. Without the impact of both the MHS business and the addition of the State of Louisiana contract, the gross margin rate would have been 9.6%. The exclusion of only MHS would have resulted in a 9.1% gross margin rate, and the exclusion of only the State of Louisiana contract would have resulted in a 10.3% gross margin rate. Excluding these changes, there were no other significant factors that influenced reported gross margins or indicated likely changes in the near future.

Gross margins in the supplemental benefits segment are generally consistent on a per transaction basis. Gross dollar margins have been declining as new enrollments, with lower gross margins, have replaced attrition in membership under more profitable prior marketing arrangements. This gradual shift in business mix is likely to continue in the future but is not anticipated to accelerate.

Selling, General and Administrative. Selling, general and administrative expenses for the nine months ended September 30, 2004 totaled approximately $24.6 million, or 7.0% of operating expenses, $17.3 million of which was related to the PBM segment, $3.2 million of which was related to the supplemental benefits segment, while the remaining $4.1 million was related to corporate overhead. These expenses included $11.7 million in compensation and benefits, $3.6 million in commissions, other professional services, insurance and taxes, $3.0 million in other expenses, $2.0 million in depreciation and amortization, $1.5 million for creative development, product endorsement and market research, $1.6 million in facility costs, $1.1 million in travel expenses, and $38,000 in loss on the disposal of fixed assets.

Selling, general and administrative expenses for the first nine months of 2003 totaled approximately $19.0 million, or 7.1% of total operating expenses, $10.7 million of which was related to the PBM segment, $4.2 million of which was related to the supplemental benefits segment, while the remaining $4.1 million was related to corporate overhead. These expenses included approximately $7.9 million in compensation and benefits, $3.7 million in commissions, other professional services, insurance and taxes, $2.2 million in other expenses, $1.8 million in depreciation and amortization, $1.3 million for creative development, product endorsement and market research, $1.3 million in facility costs, and $830,000 in travel expenses.

Interest Expense, Net. Interest expense, net for the nine months ended September 30, 2004, was approximately $524,000 compared to interest expense, net of $362,000 for the nine-month period ended September 30, 2003. This was principally due to the higher dollar amounts outstanding on our line of credit and the initiation of the $20.0 million term loan. Interest expense on borrowings for the nine months ended September 30, 2004 was $693,000.

Other Income. In the second quarter of 2004, we reached a legal settlement related to litigation initiated by us on December 3, 2002. The terms of the settlement are confidential; however, the net proceeds from the settlement constitute the significant portion of the other income reported in our 2004 statement of operations.

Income Tax Provision. In the nine-month periods ended September 30, 2004 and 2003, we recorded a provision for income taxes of approximately $7.2 million and $4.4 million, respectively. Determining the consolidated provision for income taxes expense involves judgment. We are required to calculate and provide for income taxes in each of the tax jurisdictions where we operate. This involves estimating our current tax exposures in each jurisdiction. Change in the geographic mix or estimated level of pre-tax income can affect the overall effective tax rate. The effective rate of the tax provision was 37.7% in the first nine months of 2004; the effective rate was 38.6% in the first nine months of 2003.

Net Income. Net income for 2004 increased by approximately $4.9 million over the same period in 2003. The increase in net income was primarily a function of an increase in other income as well as increased gross margins in the PBM segment. PBM segment gross margins increased to $32.7 million in 2004 from $20.4 million in 2003, an increase largely attributable to the $92.3 million increase in PBM revenue from the first nine months of 2003 to the first nine months of 2004.

Segment operating information for the nine months ended September 30, 2004 and 2003, respectively, is as follows (in thousands):

	PBM	Supplemental Benefits	Total
2004
Revenue	$333,031	$34,884	$367,915
Segment operating expenses	317,325	28,988	346,313
Segment operating income	15,706	5,896	21,602

2003
Revenue	$240,699	$40,153	$280,853
Segment operating expenses	231,541	33,670	265,211
Segment operating income	9,158	6,483	15,642

We do not allocate to our separate segments certain general expenses not directly related to our business segments, such as insurance and public company costs. We believe this segment disclosure, which excludes overhead expenses, allows management to more accurately assess each segment’s operating performance without an arbitrary allocation of non-operating expenses.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Revenue. The increase in revenue for 2003 was primarily related to the ongoing growth of our PBM revenue. Revenue growth in the PBM segment in 2003 was primarily attributable to new accounts added during the year, a full year consolidation of the results of our acquired subsidiary, PNNC, and a significant overall increase in the number of pharmacy claim transactions processed. Total claims processed increased from approximately 4.8 million in 2002 to approximately 9.0 million in 2003. Revenue also increased due to modest increases in unit prices.

Revenue decreases in the supplemental benefits segment were a function of contractual changes in the economic terms of our marketing arrangements. While net membership levels were largely unchanged from 2002 to 2003, our marketers began to incur the direct marketing costs for new members added during the year and we recognized lower revenue levels accordingly. The reduction in revenue of approximately $13.5 million in the supplemental benefits segment in 2003 was more than offset by the $15.4 million decrease in the segment’s combined marketing and creative development expenses recorded in selling, general and administrative expenses. The decrease in combined marketing and creative development expenses was primarily attributable to the restructured distribution arrangements under which the distributor became responsible for marketing expenses.

Revenue from operations for the year ended December 31, 2003 was $384.1 million, consisting of $331.5 million generated from the PBM segment and $52.6 million from the supplemental benefits segment. PBM revenue increased by $149.3 million, including a $99.2 million increase from PNNC. Of the $99.2 million increase from PNNC, $17.8 million was attributable to revenue from new clients signed by PNNC in 2003. The remaining increase of $50.1 million was attributable to $55.5 million of revenue from prescription volume increases and $2.2 million to increased unit prices, offset by a $7.6 million reduction in revenue due to increased member co-payments. Supplemental benefits revenue decreased by $13.5 million. Revenue for the year ended December 31, 2002 was $248.4 million, consisting of approximately $182.3 million and $66.1 million attributable to the PBM and supplemental benefits segments, respectively.

Direct Expenses. Operating margins in the PBM segment were improved in 2003 through an increase in more profitable generic drug dispensing rates, consolidation of our claims processing systems to a single more cost-effective platform, the introduction of standardized pharmacy reimbursement contract rates across all our business units and more effective formulary compliance programs which result in increased margins from the use of preferred drugs.

The decrease in direct expenses in the supplemental benefits segment was largely a result of lower levels of coverage being purchased by new members. A modest decrease in membership and the negotiation of lower costs paid by us for certain of the benefits included in our programs (available for the first time in 2003) also contributed to the decrease.

Direct expenses for the year ended December 31, 2003 were $341.2 million, consisting of $302.2 million in direct costs from the PBM segment and $39.0 million in direct expenses from the supplemental benefits segment. PBM segment direct expenses increased by $134.2 million, including a $89.1 million increase from PNNC. The remaining $45.1 million increase was directly related to the $50.1 million increase in revenue in 2003. This $45.1 million increase in related direct expenses was consistent with our anticipated PBM segment gross margin contribution of approximately 10% from increased prescription volume during 2003. Direct expenses for the year ended 2002 were $209.5 million, consisting of approximately $168.0 million and $41.5 million attributable to the PBM and supplemental benefit segments, respectively. The direct expenses of $341.2 million and $209.5 million for the years ended December 31, 2003 and 2002 represented 93.0% and 85.5% of operating expenses for the respective periods.

Selling, General and Administrative. From 2002 to 2003, selling, general and administrative expenses decreased by approximately $9.6 million. This decrease, as discussed above, was primarily a result of a change in our marketing arrangements. In 2003, Company funded direct marketing expenses for supplemental benefits were eliminated and resulted in an expense reduction of approximately $12.6 million. The offsetting increase in selling, general and administrative expenses was primarily associated with PNNC’s operations, personnel costs and other expenses being consolidated for the full calendar year.

Selling, general and administrative expenses for the year ended December 31, 2003 totaled $25.9 million, or 7.0% of operating expenses, of which $15.6 million related to the PBM services segment, $4.9 million related to the supplemental benefits segment, and $5.4 million related to corporate overhead. These expenses included $10.7 million in compensation and benefits, $4.8 million in commissions, other professional services, insurance and taxes, $3.2 million in other expenses, $2.4 million in depreciation and amortization, $1.8 million for creative development, product endorsement and market research, $1.8 million in facility costs, and $1.2 million in travel expenses. We had no supplemental benefits direct marketing expense in 2003, as direct marketing expenses were paid by the marketers.

Selling, general and administrative expenses for the year ended 2002, were approximately $35.5 million, or 14.5% of total operating expenses, of which $5.9 million related to the PBM services segment, $23.1 million related to the supplemental benefits segment, and $6.5 million related to corporate overhead. These expenses included $4.1 million for creative development, product endorsements and market research, $12.6 million in direct marketing, $8.2 million in compensation and benefits, $1.6 million in commissions, professional fees, other insurance and taxes, $2.4 million in other expenses, $1.4 million in facility costs, $826,000 in travel expenses, $1.7 million in depreciation and amortization, and $2.7 million related to the impairment of and write-off of fixed assets.

Interest Expense, Net. Interest expense, net for the year ended December 31, 2003, was approximately $443,000 compared to interest expense, net of $82,000 for the year ended December 31, 2002. This increase was principally due to increased borrowings under our line of credit commencing in the fourth quarter of 2002. Interest expense on borrowings for 2003 was approximately $595,000.

Income Tax (Benefit) Provision. Through the third quarter of 2002, we maintained a full valuation allowance against our deferred tax assets due to the uncertainly as to their ultimate realization. Due to the recording of the full valuation allowance, no provision for income taxes was recorded in the first nine months of 2002. In the fourth quarter of 2002, as a result of our 2002 profitability and projected future profitability, we recognized a $10.2 million tax credit principally resulting from our releasing the valuation allowance for our deferred tax asset. In 2003, our effective tax rate was 37.7% and the provision for income taxes was $6.3 million.

Minority Interest. There was no minority interest charge in 2003. The $45,000 charge in 2002 represents the net income attributable to the 20% minority interest in Catalyst for January and February 2002. We purchased the remaining minority interest on March 1, 2002. As a result, we do not recognize any minority interest charge for Catalyst after that date.

Net Income. Net income in 2003 was down by $3.1 million from 2002 despite a $13.6 million improvement in operating income. The decrease was attributable in large part to the recognition of the $10.2 million tax benefit in 2002. In contrast, we reported a $6.3 million tax expense in 2003. The increase in operating income was primarily a function of increased gross margins in the PBM segment. PBM segment gross margins increased from $14.2 million in 2002 to $29.3 million in 2003, an increase largely attributable to a comparable percentage increase in revenue.

In the supplemental benefits segment, the increase in net income was attributable to reduced marketing expenses and increases in fees charged to vendors. Net income also increased from 2002 to 2003 because results for 2002 reflected a $2.6 million charge for software impairment.

Net income for the year ended December 31, 2003, was $10.3 million compared to $13.5 million in 2002. The $13.5 million net income in 2002 included the tax benefit of $10.2 million while the $10.3 million net income for 2003 included a $6.3 million provision for income taxes, as discussed above. As a percentage of revenue, pre-tax income increased from 1.3% to 4.3%.

Segment operating information for 2003 and 2002 is as follows (in thousands):

	PBM	Supplemental Benefits	Total
2003
Revenue	$331,530	$52,564	$384,094
Segment operating expenses	317,760	43,959	361,719
Segment operating income	13,770	8,605	22,375

	PBM	Supplemental Benefits	Total
2002
Revenue	$182,276	$66,131	$248,407
Segment operating expenses	173,905	64,645	238,550
Segment operating income	8,371	1,486	9,857

Operating expenses of the segments exclude $5.4 million and $6.5 million in corporate overhead that was not allocated by management in assessing segment performance for the years ended December 31, 2003 and 2002, respectively. We do not allocate to our separate segments certain general expenses not directly related to our business segments, such as insurance and public company costs. We believe this segment disclosure, which excludes overhead expenses, allows management to more accurately assess each segment’s operating performance without an arbitrary allocation of non-operating expenses.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Revenue. The increase in revenue for 2002 was primarily related to the ongoing growth of our PBM revenue. Revenue growth in the PBM segment in 2002 was primarily attributable to increased prescription volume, a full year consolidation of Catalyst’s results, the acquisition of PNNC in December of 2002 and a significant overall increase in the number of pharmacy claim transactions processed. Total claims processed increased from approximately 1.2 million in 2001 to approximately 4.8 million in 2002.

Revenue decreases in the supplemental benefits segment were a function of the initial phase of contractual changes in the economic terms of our marketing arrangements. While net membership levels were largely unchanged from 2001 to 2002, the marketers of our programs began to incur the direct marketing costs for new members added commencing in the fourth quarter of 2002 and we recognized lower revenue levels accordingly. The reduction in revenue of approximately $5.2 million in 2002 was largely offset by lower marketing expenses in our own selling, general and administrative expenses.

Revenue from operations for the year ended December 31, 2002, was $248.4 million, compared to $118.2 million for the year ended December 31, 2001. The PBM segment contributed $135.4 million of this revenue increase, a 289% increase, while the supplemental benefits segment decreased by $5.2 million, a 7.3% decrease. The PBM increase was principally due to our acquisition of Catalyst on November 14, 2001, which increased revenue by $115.2 million from 2001 to 2002. Of that $115.2 million, $49.8 million was attributed to new business for Catalyst in 2002.

Direct Expenses. Operating margins in the PBM segment were improved in 2002 through an initial consolidation of our claims processing systems, the increasing use of standardized pharmacy reimbursement contract rates and more effective formulary compliance programs which result in increased margins from the use of preferred drugs. Also, the closure of our Birmingham facility resulted in management efficiencies.

Direct expenses in the supplemental benefits segment were largely unchanged from 2001 to 2002. Because of the changes to our marketing arrangements, the portion of program revenue retained by our partners increased, but this did not affect the cost of the benefits provided.

Direct expense for the year ended December 31, 2002 of $209.5 million consisted of $168.0 million in direct costs associated with the pharmacy benefit management services segment and $41.5 million attributable to benefit costs and compensation to our marketers for supplemental benefits products. Direct expenses for the year ended 2001 were $87.5 million, consisting of approximately $43.6 million and $43.9 million attributable to the PBM and supplemental benefits segments, respectively. The increase of $124.4 million in PBM direct expenses included $106.6 million attributable to Catalyst Rx and $17.8 million related to $20.2 million of revenue from increased prescription volume. This $17.8 million increase in related direct expenses was consistent with our anticipated PBM segment gross margin contribution of approximately 10% from increased prescription volume. The direct expenses of $209.5 million and $87.5 million for the years ended 2002 and 2001, represent 85.5% and 69.5% of operating expenses for the respective periods.

Selling, General and Administrative. From 2001 to 2002, selling, general and administrative expenses remained consistent; $35.5 million in 2002 compared to $38.5 million in 2001. This decrease, as discussed above, was primarily a result of changing our marketing arrangements in October 2002. The offsetting increase in selling, general and administrative expenses was primarily associated with Catalyst’s operations, personnel costs and other expenses being consolidated for the full calendar year.

Selling, general and administrative expenses for the year ended 2002, were approximately $35.5 million, or 14.5% of total operating expenses, $5.9 million related to the PBM segment, $23.1 million related to the supplemental benefits segment, and $6.5 million related to corporate overhead. These expenses included $4.1 million for creative development, product endorsements and market research, $12.6 million in direct marketing, $8.2 million in compensation and benefits, $1.6 million in commissions, other professional fees, insurance and taxes, $2.4 million in other expenses, $1.4 million in facility costs, $826,000 in travel expenses, $1.7 million in depreciation and amortization, and $2.7 million related to the impairment of and write-off of fixed assets.

Selling, general and administrative expenses for the year ended 2001, were approximately $38.5 million, or 30.5% of total operating expenses. Of the total, $2.6 million related to the PBM services segment, $34.7 million related to the supplemental benefits segment and $1.2 million related to corporate overhead. These expenses included $5.8 million for creative development, product endorsements and market research, $21.4 million in direct marketing, $6.1 million in compensation and benefits, $1.1 million in professional fees, insurance and taxes, $1.0 million in other expenses, $843,000 in facility costs, $466,000 in travel expenses, and $1.8 million in depreciation and amortization.

Minority Interest. The minority interest charge for the years ended December 31, 2002 and 2001, was approximately $45,000 and $96,000, respectively. These charges represented the net income attributable to the 20% minority interest holder of Catalyst for the months of January and February 2002, and November and December 2001, respectively.

Interest Expense, Net. Interest expense, net for the year ended December 31, 2002, was approximately $82,000 compared to interest income, net of $1.1 million for the year ended December 31, 2001. This was principally due to lower invested balances, interest rates and interest on borrowings initiated in 2002. Interest expense on borrowings for 2002 was $319,000.

Income Tax (Benefit) Provision. Through 2001, we maintained a full valuation allowance against our deferred tax assets due to the uncertainly as to their ultimate realization. In the fourth quarter of 2002, as a result of our current and projected future profitability, we recognized a $10.2 million tax credit principally resulting from releasing the valuation allowance for our deferred tax asset.

Net Income (Loss). Net income in 2002 increased by $20.3 million due to a $11.1 million increase in operating income from 2001 to 2002 and the recognition of a $10.2 million tax benefit in 2002. The increase in operating income was primarily a function of increased gross margins in the PBM segment. PBM segment gross margins increased from $3.3 million in 2001 to $14.2 million in 2002, an increase largely attributable to a comparable percentage increase in revenue. The reductions in both revenue and expenses in the supplemental benefits segment largely offset each other in the calculation of net income in 2002.

Net income for the year ended December 31, 2002, was $13.5 million, or 5.4% of revenue, compared to a $6.8 million net loss in 2001.

Segment operating information for 2002 and 2001 is as follows (in thousands):

	PBM	Supplemental Benefits	Total
2002
Revenue	$182,276	$66,131	$248,407
Segment operating expenses	173,905	64,645	238,550
Segment operating income	8,371	1,486	9,857

	PBM	Supplemental Benefits	Total
2001
Revenue	$46,894	$71,332	$118,226
Segment operating expenses	46,233	78,575	124,808
Segment operating income (loss)	661	(7,243)	(6,582)

Operating expenses of the segments exclude $6.5 million and $1.2 million in corporate overhead that was not allocated by management in assessing segment performance for the years ended December 31, 2002 and 2001, respectively.

Liquidity And Capital Resources

Nine Months Ended September 30, 2004

The $6.0 million increase in our reported cash position from December 31, 2003 to September 30, 2004 was attributable in part to the nine months pre-tax income of $19.0 million, proceeds of $1.0 million from the exercise of stock options, borrowings of $37.3 million, offset by $37.6 million paid in cash for acquisitions. In addition, the change in reported cash position was attributable to federal and state tax payments of $4.1 million, capital expenditures of $5.5 million, offset by proceeds from the disposal of fixed assets of $1.1 million, debt payments of $4.3 million, and non-cash depreciation and amortization expenses of $2.1 million. We generated positive cash flow over the first nine months of 2004 and anticipate no material changes to that pattern.

Cash and cash equivalents at September 30, 2004 totaled $34.8 million compared to $28.9 million at December 31, 2003. During the nine months ended September 30, 2004, we generated $13.9 million in cash from operating activities, paid approximately $42.0 million in cash for investing activities, and received approximately $34.1 million in cash provided by financing activities.

Net Cash Provided by Operating Activities. Our overall operating activities generated $13.9 million of net cash from operations during the first nine months of 2004, a $3.7 million decrease from the $17.6 million of net cash provided in the first nine months of 2003. The decrease was primarily due to the decrease in deferred tax assets in 2003, the $2.4 million in net tax refunds in 2003, the timing of payments to vendors included in accounts payable, and the timing of payments from clients included in accounts receivable in 2004.

Net Cash Used in Investing Activities. Net cash used in investing activities for the nine-month period ended September 30, 2004, was $42.0 million compared to $1.3 million for the first nine months of 2003. The decrease was primarily due to the fact that in the first nine months of 2004, we paid $37.6 million in cash to acquire MHS.

Net Cash Provided by (Used in) Financing Activities. Net cash provided by financing activities for the nine-month period ended September 30, 2004 was $34.1 million compared to cash used in financing activities of $5.6 million in 2003. In 2004, we made payments totaling $4.3 million on the outstanding line of credit compared to payments of $6.0 million in the first nine months of 2003; we increased our borrowings by $37.3 million primarily to fund the acquisition of MHS, and received $976,000 in proceeds from the exercise of stock options compared to $383,000 in 2003.

We anticipate continuing to generate positive operating cash flow which, combined with available cash resources, should be sufficient to meet our planned working capital, capital expenditures and operating expenses for at least the next twelve months. However, there can be no assurance that we will not require additional capital. Even if such funds are not required, we may seek additional equity or debt financing. We cannot be assured that such financing will be available on acceptable terms, if at all, or that such financing will not be dilutive to our stockholders.

We have no off balance sheet transactions. The following table reflects our contractual commitments as of September 30, 2004 (in thousands):

	Payments due by Period
	Total	1 year	1-3 years	4-5 years	> 5 years
Term loan	$18,750	$5,000	$10,000	$3,750	$—
Line of credit	24,338	—	24,338	—	—
Operating leases	17,097	2,985	3,711	3,132	7,269
Other long-term obligations	2,500	1,000	1,500	—	—

Total	$62,685	$8,985	$39,549	$6,882	$7,269

Year Ended December 31, 2003

The $11.3 million increase in our cash position from 2002 to 2003 was primarily attributable to the $13.6 million improvement in operating income during 2003, the collection of almost $3.0 million in income tax receivables and other working capital improvements of approximately $7.2 million offset by acquisition-related and other debt payments of approximately $12.5 million. We generated predictable positive operating cash flow for 2003 and anticipate no material changes to that pattern. However in 2004, we will have fully used the benefit of our income tax loss carryforwards and will begin having to make quarterly estimated tax payments.

Cash and cash equivalents at December 31, 2003, totaled $28.9 million compared to $17.5 million at December 31, 2002. During the year ended December 31, 2003, we generated $23.4 million in cash from operating activities, paid approximately $324,000 in cash for capital expenditures, paid approximately $3.4 million in business transactions and related payments (net of cash acquired), repaid $1.1 million in promissory notes from the Catalyst acquisition, received $817,000 in proceeds from the exercise of stock options and repaid $8.0 million in cash on the revolving credit facility.

Net Cash provided by (Used in) Operating Activities. Our overall operating activities generated $23.4 million of net cash from operations during 2003, a $23.4 million increase from the $22,000 of net cash utilized in 2002. The increase is primarily due to a $13.3 million increase in income before income taxes, an increase in the amounts due under rebate agreements and the timing of payments to vendors included in accounts payable, offset somewhat by the timing of payments from clients included in accounts receivable.

Net Cash Used in Investing Activities. Net cash used in investing activities for the year ended 2003, was $4.8 million compared to $33.5 million for the year ended December 31, 2002. The decrease was primarily due to the 2002 payment of $19.6 million in cash for the PNNC acquisition and related costs and $12.1 million in cash to satisfy the Catalyst acquisition promissory notes. In 2003, we reduced capital expenditures, paid $1.1 million due on the promissory note from the Catalyst acquisition in 2002, and paid $3.4 million in cash for business transactions and related payments (net of cash acquired). As of March 1, 2003, the promissory note from the Catalyst acquisition was fully repaid.

Net Cash from Provided by (Used In) Financing Activities. Net cash used in financing activities for the year ended December 31, 2003 was $7.2 million compared to cash provided by financing activities of $18.0 million in 2002. In 2003, we made payments totaling $8.0 million on our outstanding revolving credit facility, while in 2002, we had net borrowings of $18.0 million. In 2003, we received $817,000 in proceeds from the exercise of stock options compared to $33,000 in 2002.

Year Ended December 31, 2002

Cash and cash equivalents at December 31, 2002 totaled $17.5 million compared to $33.0 million at December 31, 2001. During 2002, we received $30.5 million in cash from borrowings, repaid $12.5 million on borrowings, paid $31.6 million for business acquisitions and related costs, paid $2.0 million for capital expenditures, and used $6.9 million of the borrowed funds and $1.4 million of our cash to reduce outstanding payables and accrued expenses in order to negotiate more favorable rates with specific vendors.

Cash Used in Operating Activities. Cash used by operating activities during 2002 was $22,000 compared to $2.0 million during 2001. The variance is primarily due to a $10 million increase in income before taxes offset by a large reduction in accounts payable and accrued expenses, and an increase in deferred charges.

Cash Used in Investing Activities. Cash used in investing activities for 2002 was $33.5 million compared to $589,000 during 2001. The increase is primarily attributed to the $19.6 million paid in cash for the PNNC acquisition and related costs and the $12.1 million repayment of the Catalyst acquisition promissory notes.

Cash Used in Financing Activities. Cash provided by financing activities for 2002 was approximately $18.0 million compared to $6.7 million at December 31, 2001. In January 2002, we arranged for a $5 million revolving credit facility to support the working capital requirements of our acquisition of Catalyst. In March 2002, we arranged for an $8 million revolving credit facility with a different bank and subsequently repaid the previously outstanding facility. In December 2002, the credit facility was renegotiated and increased to $18.0 million. At December 31, 2002, the outstanding balance on the credit facility was $18.0 million.

Recent Accounting Pronouncements

In November 2002, the Financial Accounting Standards Board, “FASB,” issued Interpretation No. 45, “FIN 45,” “Guarantor’s Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others,” which elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year end. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. Because we do not have any such commitments or guarantees, there was no impact on our financial statements as a result of the issuance of FIN 45.

In November 2002, the Emerging Issues Task Force, “EITF,” reached a final consensus on Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables,” which is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Under EITF Issue No. 00-21, revenue arrangements with multiple deliverables are required to be divided into separate units of accounting under certain circumstances. We adopted EITF Issue No. 00-21 on July 1, 2003, and such adoption had no impact on our consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, “FIN 46,” “Consolidation of Variable Interest Entities.” Until this interpretation, a company generally included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN 46 requires a variable interest entity, as defined, to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns. Implementation of certain provisions of FIN 46 was deferred until the period ending after March 15, 2004. The adoption of FIN 46 for provisions effective during 2003 had no impact on our financial statements.

BUSINESS

Overview

We provide PBM services and supplemental benefit programs. Our PBM segment, which operates under the brand name “Catalyst Rx,” accounted for approximately 86% and 91% of our revenue in 2003 and the first nine months of 2004, respectively, and is expected to be the primary source of our growth and profits in the future. Our PBM clients include more than 1,000 self-insured employers, including state and local governments, TPAs and managed care organizations, who contract with us to administer the prescription drug component of their overall health benefit programs. We do this by providing our clients access to a contracted, non-exclusive national network of more than 53,000 pharmacies. Our services provide our clients’ members with timely and accurate benefit adjudication, while controlling pharmacy spending trends through customized plan designs, physician orientation programs and member education. We also maintain an electronic point-of-sale system of eligibility verification and plan design information and we offer access to rebate arrangements for certain branded pharmaceuticals.

We differentiate ourselves in the marketplace and enhance our profitability by leveraging our local market presence in Florida, Georgia, Louisiana, Nevada, New Mexico, Oklahoma, Texas and the Carolinas, which allows us to offer attractive benefit pricing based on local pharmacy network rates and formulary design. We maintain operating support facilities in Maryland, Nevada and North Carolina. These offices provide account management, customer service and clinical support programs including dedicated clinical pharmacists with expertise in plan design, treatment protocols and various cost management initiatives.

Our PBM revenue grew from $4.9 million in 2000 to $331.5 million in 2003. This growth resulted primarily from increased number of clients served, broadened service offerings, increased pharmacy utilization and acquisitions. We have also been able to drive substantial revenue, earnings and membership growth through the addition of significant new clients. For example, in May 2004, we were awarded a contract with the Office of Group Benefits for the State of Louisiana to provide PBM services to the state’s employees and retirees. This contract commenced on July 1, 2004, for a three-year term, and involves the management of benefits for approximately 180,000 lives. We believe that we can continue to effectively compete against larger competitors through our strong local market presence, competitive pricing, and benefit and formulary design capabilities.

We continue to develop our PBM service offerings and have integrated our strategic acquisitions of IPM, Catalyst and PNNC. In each of these acquisitions, we achieved our objectives by expanding service offerings, improving profitability and growing the revenue base of the acquired businesses. We are in the process of integrating our most recent acquisition, MHS, which is headquartered in Florida. MHS was acquired in June 2004 and gives us specialized PBM capabilities for workers’ compensation and hospice care. While internal growth remains central to our strategy, we will continue to selectively pursue acquisition opportunities which complement our existing operations.

Our supplemental benefits segment offers membership benefit programs which include lump sum accidental disability benefits, accidental death and dismemberment benefits, and emergency accident and sickness medical benefits, primarily to individual customers under the brand name “HealthExtras.” This segment accounted for approximately 14% and 9% of our revenue in 2003 and the first nine months of 2004, respectively.

Pharmacy Benefit Management

PBM Market Opportunity

The PBM industry has developed and grown in response to the increased utilization of pharmaceuticals, increasing unit costs and broader application of prescription drugs to various health conditions. These factors have combined to create a significant and recurring escalation in the cost of drug coverage offered by self-insured employers, including state and local governments, and TPAs. In order to manage and mitigate these trends, many of those organizations have contracted for the services offered by PBMs.

According to 2003 survey data from national benefit consultants, employer sponsored pharmacy benefit costs increased between 14.2% and 16.9% annually in each of the four years ending in 2002. Current estimates generally anticipate that increases for 2005 will again be in excess of 15%. In the context of overall employer-sponsored health care cost increases, pharmacy costs have been escalating at a rate approximately 40% higher than that of overall health care spending. The persistence of these trends has resulted in an increasing willingness on the part of payors to embrace plan design changes and other options to curb these levels of cost escalation.

The factors contributing to the increase in pharmacy spending include:

•	The introduction of new and expensive drug therapies and greater reliance on drug therapy by the physician community;

•	Increased preventative prescribing to manage high cholesterol levels and digestive disorders;

•	Successful efforts by drug manufacturers to increase market share and extend single-source brand use;

•	The introduction of improvements over existing therapies, which normally carry higher unit prices than existing formulations;

•	Increased patient demand and education as a result of direct-to-consumer advertising and other pharmaceutical marketing or promotional efforts;

•	An aging workforce;

•	Increased obesity among all age groups; and

•	Improved techniques and technology to detect and diagnose diseases.

PBMs are responsible for implementing and administering benefit plans that seek to lower overall prescription spending by encouraging generic utilization, increasing the proportion of brand drugs dispensed from a preferred category and encouraging, where appropriate, non-prescription therapy and treatment alternatives. These objectives are accomplished through a combination of administrative, educational and technological initiatives directed toward pharmacies, physicians and members.

Over the past several years, plan designs have increasingly focused on the use of three-tier co-payment structures. Co-payments represent that portion of the cost of a prescription paid for by the member at the time the drug is dispensed. The purpose of these designs and the use of drug-specific formulary lists is to create financial incentives for members to utilize generic drugs where available and to utilize the most cost-effective brand drugs indicated for a specific diagnosis or condition. In general, these plans incorporate the lowest member co-payments for generic drugs, with increases for preferred brand drugs and reach their highest level of co-payment for non-preferred brands. Typically these categories might require member co-payments of $10, $20 and $35 respectively. The use of these tiered plans has increased significantly over the past several years and now applies to approximately 70% of employer-sponsored members. Furthermore, both the levels of member co-payment and the differential between tiers has continued to increase.

Competitive Strengths

Market share for PBM services in the U.S. is highly concentrated, with a few firms controlling over 70% of prescription volume. We have demonstrated our ability to serve a broad range of clients from large managed care organizations to employer groups with fewer than a thousand members. We believe the following are our principal competitive strengths:

Flexible and Customized Services. Because we are not affiliated with any pharmaceutical manufacturer, and because we do not own a full-service mail-order facility, the formulary and plan designs we suggest to clients are highly flexible and not subject to influence from manufacturer relationships. Our larger competitors that have manufacturer affiliations or mail order assets are often in a position where they may benefit from increasing the volume of drug utilization generally or that of certain specific drugs. These conflicts arise where revenues from pharmaceutical manufacturers may support the inclusion of certain drugs on formulary which would not otherwise be included or may result from mail order utilization serving as an important source of profit for the PBM.

Local Market Presence. Our local market presence in Florida, Georgia, Louisiana, Nevada, New Mexico, Oklahoma, Texas and the Carolinas allows us to offer attractive benefit pricing based on local pharmacy network rates and formulary design. We support our local markets from our primary operating facilities in Rockville, Maryland, Las Vegas, Nevada and Raleigh, North Carolina. These offices provide account management, customer service and clinical support programs including dedicated clinical pharmacists with expertise in plan design, treatment protocols and various cost management initiatives.

Information-Based Cost-Containment Methods. Through the use of our customized information technology systems, we believe that we provide our clients and members with access to information on a rapid basis that allows us to work with our clients to manage the costs of prescription drugs. For example, our Web-based systems allow our clients to choose which metrics are most important to them for the purposes of evaluating their pharmacy benefit management program. We then provide customized reporting solutions for these key performance indicators. In addition, members can access our Web-based programs to evaluate the costs and benefits of the options for prescription drugs, including over-the-counter alternatives, to which they have access through our benefit programs. We believe these services allow us to further differentiate ourselves from our competitors.

Our Strategy

We seek to continue to increase our client base, revenue and profits. We intend to accomplish this by capitalizing on our competitive strengths and helping to address the challenges confronting payors.

Increasing our PBM Client Base by Targeting Certain Market Segments.

We have identified four segments of the market that provide us with the greatest opportunity for growth. We intend to focus our sales and marketing efforts to target these segments in order to gain new clients and increase our membership base and revenues. Our analysis of our market opportunity by segment is as follows:

•	Large Employer Groups (Self-Insured): Representing over 12 million lives, employers in this segment are large enough to need a full-service PBM solution to manage their increasing prescription benefits costs, but are not Fortune 500-size companies that typically are only served by the largest PBMs. By utilizing our information-based cost containment strategies, we offer these clients favorable results compared to larger PBMs, and a greater level of customer service.

•	State and Local Governments: State and local governments are also employers who provide health benefits to their employees and retirees. Some state governments have a workforce and retiree population that rivals a Fortune 1000 employer. These clients are seeking the same customer service, attention to detail, and bottom line results as private sector employers. Because the vast majority of members in this market segment are geographically concentrated, we can analyze the prescribing and utilization trends associated with a state and local government entity and actively influence physicians’ prescribing practices in a particular region. These physician interactions draw on peer-reviewed clinical studies, generic drug utilization patterns, and the insights offered by the physicians themselves to deliver better care at lower costs.

•	Third-Party Administrators (TPAs): There are hundreds of TPAs in the U.S. that focus primarily on administering the health benefits of their clients. TPAs provided services to over 17 million employees, dependents, and retirees, paying over $17 billion annually in total health claims. As the TPA market continues to consolidate, and TPA clients increasingly seek out complete health benefits solutions from their TPA, we believe an increasing number of TPAs will be seeking a PBM partner to administer the prescription benefits of their clients.

•	Mid-Tier Managed Care Organizations (MCOs): There are hundreds of MCOs that each provide coverage to fewer than 200,000 lives. These MCOs collectively represent more than 20 million lives and $8.5 billion in annual drug spending. We believe that MCOs of this size are increasingly dissatisfied with the level of service and results they are receiving from larger PBM companies that devote most of their attention to MCOs that have more than one million members. We have demonstrated that we can provide these MCOs with a complete, full-service PBM that includes all of the features that larger PBMs offer, with superior customer service, market-specific retail networks and customized benefit plans.

Leveraging Local Market Dynamics to Build Customized Networks and Manage Drug Spending.

Although clients contract with us to provide PBM services nationwide, capitalizing on local and regional market dynamics is an effective way to manage drug spending and differentiate our PBM services from those offered by our competitors.

•	Customized Pharmacy Networks: In order to obtain greater pharmacy discounts for our clients, we work with clients to identify pharmacies that will agree to deeper prescription discounts in a specific locality, based on the concentration of client members in that area, and the resulting store traffic those members represent to a drug, grocery, or retail chain’s non-pharmacy business. We have established customized pharmacy networks in Florida, Georgia, Louisiana, Nevada, New Mexico, Oklahoma, Texas, and the Carolinas and intend to develop similar networks in other parts of the country.

•	Data Analysis and Reporting to Improve Cost Management and Quality of Care: We perform client-specific data analysis to monitor trends and develop insights and conclusions that result in improved care while reducing costs. Many PBMs offer a variety of data analysis techniques from both a clinical and financial perspective. We differentiate ourselves by using the information we derive from our systems to obtain regionally favorable prescription pricing, to actively influence the drivers of prescription drug utilization and to monitor clinical formulary and disease management trends.

•	Extensive Use of Internet Facilities to Enhance Account Management Effectiveness: We provide our clients Web-enabled decision support for prescription benefit plan management, clinical evaluations, disease management, and compliance monitoring. These data analysis and reporting capabilities allow clients to assess top-level trend information for total population management and to analyze detail for a particular drug, physician, member, or pharmacy. This functionality enables our clients to measure successes relative to formulary and disease management initiatives and assists in the identification of specific patient populations that may benefit from specialty pharmacy programs.

Offering Our Clients a Variety of Specialized Services Focused On Improving Health Outcomes.

Clinical and Other Services. Our clinical service teams work closely with clients to design and administer pharmacy benefit plans that use formularies and other techniques to promote clinically appropriate and cost-effective drug usage. We are often able to influence physician prescribing patterns by comparing individual behavior to physician peer groups and encouraging change where practices differ from peer group norms and medical best practices. Because we operate with significant geographic focus, the consultations between our clinical pharmacists and local physicians tend to have higher levels of effectiveness compared with less concentrated initiatives. Similarly, our programs with retail pharmacies support therapeutic interchange programs that encourage the evaluation of cost-effective drug alternatives where appropriate. We also offer consulting services to assist clients in designing education and communication programs designed to support cost-effective prescription drug programs.

Disease Management. We assist clients in managing the cost and treatment of specific chronic diseases in order to improve medical outcomes and lower the overall cost of health care. These disease management programs monitor the contracted population and intervene when individuals demonstrate symptoms of a specific disease or high risk indications.

Our disease management programs are the responsibility of a dedicated team of clinicians and have been developed around three-key approaches:

•	Data Analysis and Integration. We evaluate and identify medical, laboratory, pharmacy and other relevant data within an identified population.

•	Case Identification. We identify patients who have a specific disease and evaluate the appropriateness of targeted interventions.

•	Clinical and Program Interventions. We communicate with identified patients and offer enhanced education about their condition and effective management tools. We also integrate our recommendations with those of physicians, including treatment guidelines, patient profiles and patient management tools. Case management intervention programs are coordinated with other care-givers to monitor outcomes and improve overall care.

Pursuing Selective Acquisitions.

Consolidation has been, and may continue to be, an important factor in all aspects of the pharmaceutical industry, including the PBM segment. We will continue to evaluate additional acquisition and joint venture opportunities to enhance our business strategy.

We have successfully integrated three strategic acquisitions over the last four years. Our acquisitions have provided us with a more diverse and complete set of products and services to sell to a larger customer base. For example, Catalyst’s previously developed demand management, generic substitution and other clinical programs have significantly enhanced our ability to serve larger and more sophisticated customers. The acquisitions have also allowed us to better capture efficiencies in corporate overhead and information technology investments. In each of these acquisitions, we achieved our objectives by integrating operations, realizing operating efficiencies, improving profitability and growing the revenue base of the acquired businesses. We acquired MHS in June 2004 and are in the process of integrating its operations. We will continue to look for acquisition opportunities that complement our existing operations and have characteristics similar to the companies previously acquired. These characteristics include geographic membership concentrations, opportunities to improve profitability and a base from which to generate revenue growth.

PBM Services

We provide our clients the tools, information, and specialized expertise needed to offer the best drug therapy to their membership, while simultaneously working to lower the costs associated with a pharmacy benefit plan. Our PBM services involve managing member prescription drug utilization to ensure high-quality, cost-effective pharmaceutical care through a combination of managed care principles, advanced data analysis and technologies, and the management of client specific cost control initiatives. Our PBM services include:

•	Benefit plan design and consultation: Our pharmacy professionals work in conjunction with our clients to design benefit plans that meet the needs of our clients and their members. We seek to maximize the quality of care members receive while controlling the cost of providing prescription pharmaceutical coverage by, among other efforts, creating financial incentives and reimbursement limitations on the drugs covered by our plan, offering generic utilization incentives, and imposing reimbursement limitations on the amount of a drug that can be obtained in a specific period.

•	Formulary administration: We seek to maximize the clinical appropriateness of all drugs covered by our plans. In doing so, we actively seek to promote the use of drugs that our clients identify as the preferred prescription alternative for certain clinical conditions, thereby reducing unnecessary overuse of new drugs or reformulations of old drugs in inappropriate conditions.

•

Formulary compliance and therapeutic intervention programs: We seek to encourage compliance with the formularies established in conjunction with our clients for our plans by instituting guidelines that create financial incentives both for our clients’ members and our pharmacy networks to comply with the formulary. For example, we design plan features such as tiered co-payments that require a member to pay more for a non-formulary drug. At the same time, we also encourage the appropriate use of prescription drugs through prescriber education programs. Finally, we seek to encourage the use of generic formulations of branded pharmaceuticals, thereby lowering the cost of prescription pharmaceuticals without compromising efficacy.

•	Retail pharmacy network contracting and administration: We contract with more than 53,000 retail pharmacies nationwide at competitive discount rates which allows our members to access their benefits at a broad array of locations. We may offer clients access to sub-networks where higher discounts are available when offering a limited network of retail pharmacies to their members. We work with our retail pharmacy network providers to achieve the goals of our clients: quality, responsible, and cost-effective prescription drug coverage for their members.

•	Advanced decision support and data analysis services: We are able to help manage the expansion in the cost of providing prescription drug coverage through intensive analysis and review of utilization data of our clients’ members. By recognizing inappropriate use or dispensing of certain prescription drugs for certain member groups or at certain network pharmacies, we are able to help limit rapid inflation in prescription expenses.

•	Flexible, customized reporting available via secure Internet connection: We provide our clients’ members the ability to compare options available to them for certain prescription drugs through our comprehensive Web site. For example, on our Web site members can compare the various options available to them for allergy medication, such as branded prescription pharmaceuticals, a generic alternative, or an over-the-counter formulation.

•	Contracted mail order pharmacy: We are able to help control the costs of providing prescription drug coverage for our clients through the use of mail order distribution capabilities to which we have access through contractual arrangements. We have negotiated favorable rates for our clients that allow them to maintain desired clinical outcomes while limiting prescription drug costs.

Supplemental Benefit Programs

We currently offer under the brand name, “HealthExtras,” supplemental benefit programs developed by us, which include lump sum accidental disability benefits, accidental death and dismemberment benefits, and emergency accident and sickness medical benefits. Our supplemental benefits segment accounted for approximately 14% and 9% of our revenue in 2003 and the first nine months of 2004, respectively. We have an agreement to use certain endorsements and likenesses of actor and advocate Christopher Reeve to promote our supplemental benefit programs.

In recent periods, our supplemental benefit programs have been marketed and sold to individuals primarily by Amex, Citibank and Stonebridge who incur the marketing expenses. Accordingly, the generation of supplemental benefit program revenue from new members is primarily dependent on the extent and timing of marketing campaigns funded by these three companies and the success they achieve.

We contract with insurance companies to underwrite the insurance components of these programs. As a result, the financial responsibility for the payment of claims resulting from a qualifying event covered by the insurance features of our programs is borne by the third-party insurers. All of the insurance and service features included in our programs are supplied by third party insurance companies or other vendors, and the programs are distributed through an independent, licensed and non-affiliated insurance agency.

Our agreements with the program marketers are typically for a term of 12 months, with automatic annual renewals unless cancelled upon written notice 30 or 90 days prior to an anniversary date. Some contracts also provide for termination by either party without cause upon 30 or 90 days prior written notice.

Government Regulation

Various aspects of our business are governed by federal and state laws and regulations. Because sanctions may be imposed for violations of these laws, compliance is a significant operational requirement. We believe we are in substantial compliance with all existing legal requirements material to the operation of our business. There are, however, significant uncertainties involving the application of many of these legal requirements to our business. In addition, there are numerous proposed health care laws and regulations at the federal and state levels, many of which could adversely affect our business, results of operations and financial condition. We are unable to predict what additional federal or state legislation or regulatory initiatives may be enacted in the future relating to our business, or the health care industry in general, or what effect any such legislation or regulations might have on us. We also cannot provide any assurance that federal or state governments will not impose additional restrictions or adopt interpretations of existing laws or regulations that could have a material adverse effect on our business or financial performance.

Some of the state laws described below may be preempted in whole or in part by ERISA which provides for comprehensive federal regulation of employee benefit plans. However, the scope of ERISA preemption is uncertain and is subject to conflicting court rulings. We also provide services to certain clients, such as governmental entities, that are not subject to the preemption provisions of ERISA. Other state laws described below may be invalid in whole or in part as an unconstitutional attempt by a state to regulate interstate commerce, but the outcome of current and potential future challenges to these laws on this basis is uncertain.

Federal Laws and Regulations Affecting the PBM Segment

The following descriptions identify various federal laws and regulations that affect or may affect aspects of our PBM business:

Medicare Prescription Drug, Improvement, and Modernization Act of 2003.

On December 8, 2003, President Bush signed the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, referred to as MMA. MMA created an endorsed Medicare voluntary prescription drug discount card and transitional assistance program that took effect in the spring of 2004 and a new voluntary outpatient prescription drug benefit that will take effect on January 1, 2006. The drug discount card and transitional assistance program was created as an interim program until the commencement of the new Medicare drug benefit in 2006. The voluntary drug discount card program will enable Medicare beneficiaries to pay a fixed fee to access discounts on drugs. Certain low income beneficiaries may enroll in the transitional assistance program and receive up to a $600 per year subsidy for their drugs that are purchased using the drug discount card. Endorsed card sponsors must offer the discount drug card until the end of the transition period. The transition period will be from January 1, 2006 until the effective date of the individual’s enrollment in the new Medicare drug benefit or the last day that individuals may enroll in the new Medicare drug benefit through the open enrollment process.

On March 26, 2004, the Center for Medicare and Medicaid Services, “CMS,” approved 28 private sponsors from 106 applications for the transitional drug discount card program. While we were selected as a national sponsor, we opted not to participate in this transition prescription drug discount program because of the uncertainties and costs involved during the implementation of this new program and to avoid the potential distraction from our current strategies. Our action does not prevent us from participating in the new Medicare drug benefit program in 2006.

As stated above, the MMA also creates a new voluntary outpatient prescription drug benefit under Medicare in 2006. Medicare beneficiaries who elect such coverage will pay a monthly premium for the covered outpatient drug benefit. Further, this drug benefit is subject to certain cost sharing. The new outpatient prescription drug benefit will be offered on an insured basis by regional prescription drug plans.

In order to be a regional prescription drug plan, a plan needs to be licensed as a risk bearing entity in the state(s) in which it offers the plan(s) or must meet other solvency and financial standards created by the Secretary of the Department of Health and Human Services, “DHHS.” In addition, there are extensive requirements that will need to be met, including maintaining an adequate network of community pharmacies and providing beneficiaries with access to negotiated prices. DHHS will create ten to fifty regions in which the prescription drug plan will be offered. We will not endeavor to become a regional prescription drug plan because we feel that becoming a risk bearing entity is inconsistent with our general business model.

The MMA provides a provision for fallback plans in regions where less than two prescription drug plans are offered. Fallback plans are not risk bearing entities like prescription drug plans; rather such plans are paid a set administrative fee and also reimbursed by Medicare for the actual cost of beneficiary prescriptions. Fallback plans will be selected through a competitive bidding process. We are considering bidding to become a fallback plan. If chosen as a fallback plan, it will be the first time that we will be a direct contractor with the federal government and subject directly to the rules, regulations and enforcement authority of the federal government over contractors. Fallback plans are also subject to extensive requirements, including reporting certain rebate information and providing beneficiaries and CMS access to negotiated prices.

Federal Anti-Remuneration/Fraud And Abuse Laws.

The federal healthcare anti-kickback statute prohibits, among other things, an entity from paying or receiving, subject to certain exceptions and “safe harbors,” any remuneration, directly or indirectly, to induce the referral of individuals covered by federally funded health care programs, including Medicare, Medicaid and the Civilian Health and Medical Program of the Uniformed Services, “CHAMPUS,” or the purchase, or the arranging for or recommending of the purchase, of items or services for which payment may be made in whole or in part under Medicare, Medicaid, CHAMPUS or other federally funded health care programs. Sanctions for violating the anti-kickback statute may include imprisonment, criminal and civil fines, and exclusion from participation in the federally funded health care programs.

The anti-kickback statute has been interpreted broadly by courts, the Office of Inspector General within the DHHS, the “OIG,” and other administrative bodies. Because of the statute’s broad scope and the limited statutory exceptions, federal regulations establish certain safe harbors from liability. For example, safe harbors exist for certain properly disclosed and reported discounts received from vendors, certain investment interests, certain properly disclosed payments made by vendors to group purchasing organizations, certain personal services arrangements, and certain discount and payment arrangements between PBMs and HMO risk contractors serving Medicaid and Medicare members. A practice that does not fall within an exception or a safe harbor is not necessarily unlawful, but may be subject to scrutiny and challenge. In the absence of an applicable exception or safe harbor, a violation of the statute may occur even if only one purpose of a payment arrangement is to induce patient referrals or purchases of products or services that are reimbursed by federal health care programs. Among the practices that have been identified by the OIG as potentially improper under the statute are certain product conversion programs in which benefits are given by drug manufacturers to pharmacists or physicians for changing a prescription, or recommending or requesting such a change, from one drug to another. The anti-kickback statute has been cited as a partial basis, along with state consumer protection laws discussed below, for investigations and multi-state settlements relating to financial incentives provided by drug manufacturers to retail pharmacies in connection with such programs.

Additionally, it is a crime under the Federal Employees Health Benefit Programs, “FEHBP,” for any person to knowingly and willfully include, directly or indirectly, the amount of any kickback in the contract price charged by a subcontractor or prime contractor to the United States. Violators of this law also may be subject to civil monetary penalties.

To our knowledge, these anti-remuneration laws have not been interpreted to prohibit PBMs from receiving payments from drug manufacturers in connection with certain drug purchasing and formulary management programs, certain therapeutic intervention programs conducted by independent PBMs, or the contractual relationships such as those we have with certain of our clients. However:

•	In June 2003, the U.S. Attorney’s Office for the Eastern District of Pennsylvania filed a notice of intervention in connection with two qui tam or whistleblower actions filed under the Federal False Claims Act and similar state laws against one of our competitors, Medco. After the court granted this motion for intervention, the U.S. Attorney’s Office filed in late September 2003 its initial complaint alleging, among other things, violations of the Federal False Claims Act. In December 2003, the initial complaint was amended to include allegations of violations of some of these anti-remuneration laws in connection with Medco’s role as a PBM for FEHBE business. In September 2004, the court denied Medco’s motion to dismiss the Federal False Claims Act and anti-kickback statute claims. Discovery is ongoing.

•	In mid-2002, it was reported publicly that the U.S. Attorney’s Office in Boston, Massachusetts had issued subpoenas to Express Scripts, one of its subsidiaries, and Caremark, all PBMs, and to WellPoint Health Networks, Inc., and PacifiCare Health Systems, Inc., both managed care companies, in connection with documents related to TAP Pharmaceuticals, “TAP.” TAP, a pharmaceutical manufacturer, reached a public settlement with the federal and state governments in late 2001, in a case that included allegations of anti-remuneration law violations. At this time, there is no indication that the PBMs are targets of this investigation.

•	In May 2003, the OIG published “Final OIG Compliance Program Guidance for Pharmaceutical Manufacturers,” referred to as “Compliance Guidance.” The Compliance Guidance is voluntary and is directly aimed at the compliance efforts of pharmaceutical manufacturers. This Compliance Guidance highlights several compliance “risk areas” that include certain potentially prohibited remuneration in connection with pharmaceutical manufacturer financial relationships with other entities that include PBMs. Given the nature of our relationship with pharmaceutical manufacturers, we do not believe we have any exposure to the “risk areas” identified in the Compliance Guidance regarding prohibited remuneration.

We believe that we are in substantial compliance with the legal requirements imposed by such anti-remuneration laws and regulations. However, there can be no assurance that we will not be subject to scrutiny or challenge under such laws or regulations. Any such challenge could have a material adverse effect on our business, results of operations and financial condition.

Federal Statutes Prohibiting False Claims.

The Federal False Claims Act imposes civil penalties for knowingly making or causing to be made false claims with respect to governmental programs, such as Medicare and Medicaid, for services not rendered, or for misrepresenting actual services rendered, in order to obtain higher reimbursement. Private individuals may bring qui tam or whistle blower suits against providers under the Federal False Claims Act, which authorizes the payment of a portion of any recovery to the individual bringing suit. Such actions are initially required to be filed under seal pending their review by the Department of Justice. A few federal district courts have recently interpreted the Federal False Claims Act as applying to claims for reimbursement that violate the anti-kickback statute or federal physician self-referral law under certain circumstances. The Federal False Claims Act generally provides for the imposition of civil penalties and for treble damages, resulting in the possibility of substantial financial penalties for small billing errors that are replicated in a large number of claims, as each individual claim could be deemed to be a separate violation of the Federal False Claims Act. Criminal provisions that are similar to the Federal False Claims Act provide that if a corporation is convicted of presenting a claim or making a statement that it knows to be false, fictitious or fraudulent to any federal agency it may be fined.

As discussed above, there are currently two qui tam actions pending in the Eastern District of Pennsylvania against Medco for alleged violations of the Federal False Claims Act. The U.S. Attorney has intervened. In September 2004, the court denied Medco’s motion to dismiss the Federal False Claims Act allegations. Discovery is ongoing.

We do not directly contract with the federal government to provide services to beneficiaries of FEHBPs or otherwise. Therefore, we do not directly submit claims to the federal government. However, we may contract and service entities or organizations that are federal government contractors. There can be no assurance that the government would not potentially view one or more of our actions in providing services to federal government contractors as causing or assisting in the presentment of a false claim. We do not believe we are in violation of the Federal False Claims Act and we have a compliance program, policies and procedures and internal controls in place to help maintain an organizational culture of honesty and integrity that presents itself in our actions and assertions.

ERISA Regulation.

ERISA regulates certain aspects of employee pension and health benefit plans, including self-funded corporate health plans. We have agreements with self-funded corporate health plans to provide PBM services.

•	On May 25, 2004, the U.S. District Court for the Southern District of New York accepted a class action settlement proposed by Medco in a lawsuit that had alleged that Medco violated its fiduciary obligations under ERISA by, among other things, failing to make adequate disclosures regarding certain rebates from pharmaceutical manufacturers and steering clients towards Merck & Co., Inc., products through a variety of means. Pursuant to the settlement, Medco will pay $4.25 million into a settlement fund, to be distributed to plan participants. In addition, Medco will implement and continue certain business practices aimed at increasing transparency around formulary decisions and therapeutic interchanges. Medco has not admitted, and the settlement does not require Medco to admit, any wrongdoing under ERISA or otherwise.

•	On July 26, 2004, private litigants filed suit against Caremark in the United States District Court for the Middle District of Tennessee alleging that Caremark violated its ERISA fiduciary duties by failing to disclose the existence and extent of manufacturer rebates. The complaint also alleges that Caremark’s formulary contains expensive drugs, instead of cheaper alternatives, so that Caremark can obtain more manufacturer rebates.

In addition to Medco and Caremark, other PBMs have disclosed publicly that they are defending numerous private litigant lawsuits alleging that they are ERISA fiduciaries and that, in such capacity, they allegedly violated ERISA fiduciary duties in connection with certain business practices related to their respective contracts with retail pharmacy networks and/or pharmaceutical manufacturers.

We believe that the conduct of our business generally is not subject to the fiduciary obligations of ERISA. However, there can be no assurance that the U.S. Department of Labor, which is the agency that enforces ERISA, or a private litigant would not assert that the fiduciary obligations imposed by the statute apply to certain aspects of our operations.

In addition to its fiduciary provisions, ERISA imposes civil and criminal liability on service providers to health plans and certain other persons if certain forms of illegal remuneration are made or received. These provisions of ERISA are similar, but not identical, to the federal health care anti-kickback statute discussed above. In particular, ERISA does not provide the statutory and regulatory safe harbor exceptions incorporated into the federal healthcare anti-kickback statute. Like the health care anti-kickback laws, the corresponding provisions of ERISA are written broadly and their application to particular cases is often uncertain. We have implemented policies regarding, among other things, disclosure to health plan sponsors with respect to any commissions paid by or to us that might fall within the scope of such provisions and accordingly believe we are in substantial compliance with these provisions of ERISA. However, we can provide no assurance that our policies in this regard would be found by the appropriate enforcement authorities and potential private litigants to meet the requirements of ERISA.

FDA Regulation.

The U.S. Food and Drug Administration, the “FDA,” generally has authority to regulate drug promotional materials that are disseminated “by or on behalf of” a drug manufacturer. In January 1998, the FDA issued a

Notice and Draft Guidance regarding its intent to regulate certain drug promotion and switching activities of PBMs that are controlled, directly or indirectly, by drug manufacturers. After extending the comment period due to numerous industry objections to the proposed draft, the FDA has taken no further action on the Notice and Draft Guidance. However, there can be no assurance that the FDA will not attempt again to assert jurisdiction over aspects of our PBM business in the future and, although we are not controlled directly or indirectly by any drug manufacturer, the impact future FDA regulation could materially adversely affect our business, results of operations, or financial condition.

Antitrust Regulation.

The federal antitrust laws regulate trade and commerce and prohibit unfair competition as defined by those laws. Section One of the Sherman Antitrust Act prohibits contracts, combinations or conspiracies in restraint of trade or commerce. Despite its sweeping language, however, Section One of the Sherman Act has been interpreted to prohibit only unreasonable restraints on competition. Section Two of the Sherman Act prohibits monopolization and attempts at monopolization. Similarly, Section Seven of the Clayton Act prohibits unlawful mergers and acquisitions. In addition, the Robinson Patman Act, which is part of the Clayton Act, prohibits a variety of conduct relating to the sale of goods, including prohibiting practices the statute defines as price discrimination. One section of the Robinson Patman Act prohibits a seller from selling goods of like grade or quality to different customers at different prices if the favorable prices are not available to all customers competing in the same class of trade. Successful plaintiffs in antitrust actions are allowed to recover treble damages for the damage sustained as a result of the violation.

•	On October 1, 2003, several independent pharmacies throughout the United States filed suit as a class against Express Scripts in the United States District Court for the Northern District of Alabama. The same plaintiffs filed similar suits against Caremark, AdvancePCS, and Medco, also on October 1, 2003, in the United States District Court for the Northern District of Alabama. The complaints allege that the defendant PBM conspired with other PBMs to fix prices in violation of the Sherman Antitrust Act. The suits seek unspecified monetary damages (including treble damages) and injunctive relief. Motions to dismiss are pending in all cases.

We believe that we are in substantial compliance with the legal requirements imposed by such antitrust laws. However, there can be no assurance that we will not be subject to scrutiny or challenge under such legislation. Any such challenge could have a material adverse effect on our business, results of operations and financial condition.

State Laws and Regulations Affecting the PBM Segment

The following descriptions identify various state laws and regulations that affect or may affect aspects of our PBM business.

State Anti-Remuneration/Fraud And Abuse Laws.

Several states have laws and/or regulations similar to the federal anti-remuneration and fraud and abuse laws described above. Such state laws are not necessarily limited to services or items for which federally funded health care program payments may be made. Such state laws may be broad enough to include improper payments made in connection with services or items that are paid by commercial payors. Sanctions for violating these state anti-remuneration laws may include injunction, imprisonment, criminal and civil fines and exclusion from participation in the state Medicaid programs.

We believe that we are in substantial compliance with the legal requirements imposed by such laws and regulations. However, there can be no assurance that we will not be subject to scrutiny or challenge under such laws or regulations. Any such challenge could have a material adverse effect on our business, results of operations and financial condition.

State Consumer Protection Laws.

Most states have enacted consumer protection and deceptive trade laws that generally prohibit payments and other broad categories of conduct deemed harmful to consumers. These statutes may be enforced by states and/or private litigants. Such laws have been and continue to be the basis for state investigations.

•	On April 26, 2004, Medco settled allegations it engaged in unfair or deceptive acts and practices in violation of trade practice laws with twenty states for $29 million. In addition to the monetary settlement, Medco agreed to several business practice changes, primarily aimed at increasing transparency as to the existence and extent of manufacturer rebates and the reasons for therapeutic interchanges.

•	On August 4, 2004, the New York Attorney General brought suit against Express Scripts in New York Supreme Court. The complaint alleges that Express Scripts breached its contract with the state and violated the state’s Executive and General Business Laws by concealing manufacturer rebates and maximizing the difference between client payments for pharmacy services and payments made to pharmacies.

•	According to public information, there have been numerous additional actions filed by private litigants against PBMs asserting state law claims. For example, in March 2003, it was reported publicly that the American Federation of State, County & Municipal Employees, a public employee union, and the Prescription Access Litigation project, a nationwide coalition of consumer groups, filed suit in California state court against AdvancePCS, Caremark, Express Scripts and Medco. The suit alleges that a variety of these PBMs’ practices in connection with accepting various forms of payments from pharmaceutical manufacturers violate the California Unfair Competition Law. Some of the defendant PBMs have asserted publicly that the allegations are without merit. On January 28, 2004, the Court denied the defendant PBMs motion to dismiss. Discovery is ongoing.

We do not believe that we have contractual relationships that include the features that have been identified as problematic in the Medco settlement agreement and/or alleged as violative in the state investigations and/or private litigation referred to above. However, no assurance can be given that we will not be subject to scrutiny or challenge under one or more of these laws, or under similar consumer protection theories.

State Comprehensive PBM Regulation.

States continue to introduce legislation to regulate PBM activities in a comprehensive manner. In addition, certain quasi-regulatory organizations, such as the National Association of Boards of Pharmacy, “NABP,” an organization of state boards of pharmacy, the National Association of Insurance Commissioners, “NAIC,” an organization of state insurance regulators, and the National Committee on Quality Assurance, “NCQA,” an accreditation organization, are considering proposals to regulate PBMs and/or PBM activities, such as formulary development and utilization management. While the actions of the NABP and NAIC would not have the force of law, they may influence states to adopt any requirements or model acts they promulgate. In addition, standards established by NCQA could materially impact us directly as a PBM, and indirectly through the impact on our health plan clients, where applicable.

Many states have licensure or registration laws governing certain types of ancillary health care organizations, including preferred provider organizations, TPAs, companies that provide utilization review services, and companies that engage in the practices of a pharmacy. The scope of these laws differs significantly from state to state, and the application of such laws to the activities of PBMs often is unclear.

We believe that we are in substantial compliance with all such laws and requirements where required, and continue to monitor legislative and regulatory developments. There can be no assurance, however, regarding the future interpretation of these laws and their applicability to the activities of our PBM business. Future legislation or regulation, or interpretations by regulatory and quasi-regulatory authorities of existing laws and regulations, could materially affect the cost and nature of our business as currently conducted.

State Network Access Legislation.

A majority of states now have some form of legislation affecting our ability to limit access to a pharmacy provider network, referred to as any willing provider legislation, or removal of a network provider, referred to as due process legislation. Such legislation may require us or our clients to admit any retail pharmacy willing to meet the plan’s price and other terms for network participation, or may provide that a provider may not be removed from a network except in compliance with certain procedures. We have not been materially affected by these statutes.

State Legislation Affecting Plan Or Benefit Design.

Some states have enacted legislation that prohibits certain types of managed care plan sponsors from implementing certain restrictive design features, and many states have legislation regulating various aspects of managed care plans, including provisions relating to the pharmacy benefits. For example, some states, under so-called freedom of choice legislation, provide that members of the plan may not be required to use network providers, but must instead be provided with benefits even if they choose to use non-network providers. Other states have enacted legislation purporting to prohibit health plans from offering members financial incentives for use of mail service pharmacies. Legislation has been introduced in some states to prohibit or restrict therapeutic intervention, to require coverage of all FDA-approved drugs or to require coverage for off-label uses of drugs where those uses are recognized in peer-reviewed medical journals or reference compendia. Other states mandate coverage of certain benefits or conditions and require health plan coverage of specific drugs, if deemed medically necessary by the prescribing physician. Such legislation does not generally apply to us directly, but may apply to certain of our clients, such as HMOs and health insurers. If legislation were to become widely adopted, it could have the effect of limiting the economic benefits achievable through PBMs. This development could have a material adverse effect on our business, results of operations and financial condition.

State Regulation Of Financial Risk Plans.

Fee-for-service prescription drug plans are generally not subject to financial regulation by the states. However, if a PBM offers to provide prescription drug coverage on a capitated basis or otherwise accepts material financial risk in providing the benefit, laws in various states may regulate the plan. Such laws may require that the party at risk establish reserves or otherwise demonstrate financial responsibility. Laws that may apply in such cases include insurance laws, HMO laws or limited prepaid health service plan laws. We do not believe that our PBM business currently incurs financial risk of the type subject to such regulation.

State Discount Drug Card Regulation.

Numerous states recently enacted laws and/or promulgated or proposed regulations regulating the selling, marketing, promoting, advertising or distributing of commercial discount drug cards for cash purchases. Such laws and regulations provide, generally, that any person may bring an action for damages or injunction for violations. We administer a limited commercial discount drug card program that we do not consider material to our business. We believe our administration of the commercial discount drug card program is in full compliance with various state laws. However, there can be no assurance that the existence of such laws will not materially impact our ability to offer certain new commercial products and/or services in the future.

Combined Federal and State Laws, Regulations and Other Standards Affecting the PBM Segment

Certain aspects of our PBM business are or may be affected by bodies of law that exist at both the federal and state levels and by other standard setting entities. Among these are the following:

Privacy And Confidentiality Legislation.

Our activities involve the receipt or use of confidential medical information concerning individual members. In addition, we use aggregated and anonymized data for research and analysis purposes. Many states’ laws restrict the use and disclosure of confidential medical information, and similar new legislative and regulatory initiatives are underway in several states. To date, no such laws adversely impact our ability to provide our services, but there can be no assurance that federal or state governments will not enact such legislation, impose restrictions or adopt interpretations of existing laws that could have a material adverse effect on our business, results of operations and financial condition.

As of April 14, 2003, the final privacy regulations, the “Privacy Rule,” issued by the DHHS pursuant to HIPAA became effective, and began imposing extensive restrictions on the use and disclosure of individually identifiable health information by certain entities known under the Privacy Rule as covered entities. PBMs, in general, are not considered covered entities. However, our clients are covered entities, and are required to enter into “business associate agreements” with vendors, such as PBMs, that perform a function or activity for the covered entity that involves the use or disclosure of individually identifiable health information. The business associate agreements mandated by the Privacy Rule create a contractual obligation for the PBM to perform its duties for the covered entity in compliance with the Privacy Rule.

As of October 16, 2002, or October 16, 2003 for those covered entities that filed for an extension, compliance with the final transactions and code sets regulation, the “Transaction Rule,” promulgated under HIPAA became effective. The Transaction Rule requires that all covered entities that engage in electronic transactions use standardized formats and code sets. It is incumbent upon PBMs to conduct all such transactions in accordance with the Transaction Rule to satisfy the obligations of their covered entity clients. In July 2003, CMS issued guidance that, at least for the short term, as long as covered entities were making good faith efforts toward testing for the standard transactions, CMS would not act affirmatively to enforce the Transaction Rule against covered entities for non-compliance. We have made the necessary arrangements to offer compliant electronic transactions to our clients.

In February 2003, the final security regulations, the “Security Rule,” issued pursuant to HIPAA, were published. The Security Rule mandates the use of administrative, physical and technical safeguards to protect the confidentiality of electronic health care information. Compliance with the Security Rule is not required until April 21, 2005. Similarly to the other two rules issued pursuant to HIPAA, the Security Rule applies to covered entities. We will be subject to many of its requirements as a result of our contracts with covered entities.

While implementation of the Privacy Rule, Transaction Rule and the Security Rule, the “HIPAA Regulations,” is just beginning and future regulatory interpretations could alter our assessment, we currently believe that compliance with the HIPAA Regulations should not have a material adverse effect on our business operations. Also, pursuant to HIPAA, state laws that are more protective of medical information are not pre-empted by HIPAA. Therefore, to the extent states enact more protective legislation, we could be required to make significant changes to our business operations.

Independent of any regulatory restrictions, individual health plan sponsor clients could increase limitations on our use of medical information, which could prevent us from offering certain services.

Legislation Affecting Drug Prices.

Various federal and state Medicaid agencies, as well as legislators and private litigants have raised the issue of how average wholesale price, “AWP,” is determined. AWP is a standard pricing unit published by third party data sources and currently used throughout the PBM industry as the basis for determining drug pricing under contracts with clients, pharmacies and pharmaceutical manufacturers. Under MMA, effective January 1, 2005, AWP will no longer serve as the basis for Medicare Part B Drug reimbursement, except for certain vaccines, infusion drugs furnished through durable medical equipment and for blood and blood products (other than clotting factors). Rather, with certain exceptions, Part B drugs generally will be reimbursed on an average sales price, “ASP,” methodology. ASP means a manufacturer’s sales of a product in the United States to all purchasers (excluding certain sales exempted from Medicaid Best Price reporting and “nominal” sales) divided by the total number of such units of such drug or biological products sold by the manufacturer in such quarter. Manufacturers are required to include in ASP calculations all volume discounts, prompt pay discounts, cash discounts, free goods that are contingent on any purchase requirement, chargebacks, and rebates (other than Medicaid rebates). Additionally, beginning in 2005, DHHS may include other price concessions in the ASP calculation. Drugs that will be reimbursed on an ASP reimbursement system by Medicare do not represent a significant portion of our business and we therefore do not believe that ASP reimbursement for such drugs will have a material adverse effect on our business, results of operations or financial condition.

The extent to which ASP will be used in pricing outside the Medicare Part B context or changes to how AWP is determined and reported to state and federal programs could alter the calculation of drug prices for federal and/or state programs. We are unable to predict whether any such changes will be adopted, and whether such changes would have a material adverse effect on our business, results of operations and financial condition.

Additionally, some states have adopted so-called most favored nation legislation providing that a pharmacy participating in the state Medicaid program must give the state the best price that the pharmacy makes available to any third-party plan. Such legislation may adversely affect our ability to negotiate discounts in the future from network pharmacies.

Voluntary Industry Ethical Guidelines.

In June 2002, the Pharmaceutical Research and Manufacturers of America’s voluntary code for its members titled “PhRMA Code On Interactions with Healthcare Professionals” took effect. Although it does not have the force of law, this code, which has been updated since its original publication, provides guidance relating to several facets of pharmaceutical manufacturers’ marketing practices, particularly with respect to payments to providers. We believe that these ethical guidelines will not have a material adverse effect on our financial operations.

Future Regulation.

We are unable to predict accurately what additional federal or state legislation or regulatory initiatives may be enacted in the future relating to our businesses or the health care industry in general, or what effect any such legislation or regulations might have on us. For example, the federal government and several state governments have proposed Patients’ Bill of Rights or other similar legislation aimed primarily at improving quality of care provided to individuals in managed care plans. Some of the initiatives propose providing greater access to drugs not included on health plan formularies, giving participants the right to sue their health plan for malpractice, and mandating an appeals or grievance process. There can be no assurance that federal or state governments will not impose additional restrictions, via a Patients’ Bill of Rights or otherwise, or adopt interpretations of existing laws that could have a material adverse effect on our business, results of operations and financial condition.

Regulations Affecting Mail Order Pharmacies

We operate a facility in Fort Lauderdale, Florida that provides limited mail order services to certain of our PBM customers. This facility principally fills worker’s compensation and hospice-related prescriptions. Nonetheless, we are subject to state and federal statutes and regulations governing the operation of pharmacies, repackaging of drug products and dispensing of controlled substances.

•	Regulation of Controlled Substances.

Our mail order facility must register with the United States Drug Enforcement Administration, the “DEA,” and individual state controlled substance authorities in order to dispense controlled substances. Federal law requires us to comply with the DEA’s security, recordkeeping, inventory control, and labeling standards in order to dispense controlled substances. State controlled substance law requires registration and compliance with state pharmacy licensure, registration or permit standards promulgated by the state pharmacy licensing authority.

•	State Licensure Laws.

Our mail order facility is located in Florida, and we are licensed to do business as a pharmacy there. Furthermore, many states require out-of-state mail order pharmacies to register with the state board of pharmacy or similar governing body when pharmaceuticals are delivered by mail into the state. These states generally permit the mail order pharmacy to follow the laws of the state in which the mail order pharmacy is located, although certain states require that we also employ a pharmacist licensed in that state. We believe we are in substantial compliance with state licensure and registration requirements.

•	Other Regulations.

The FTC regulates advertising by mail order pharmacies and requires such facilities to stock a reasonable supply of a product sold, to fill mail orders within 30 days and to provide customers’ refunds where appropriate. In addition, the FDA sets standards for the packaging of prescription drugs. Federal and state anti-remuneration laws also apply to our mail order pharmacy.

Regulations Affecting the Supplemental Benefits Segment

Because our supplemental benefit programs include insurance benefits, distribution of our programs must satisfy applicable legal requirements relating, among other things, to policy form and rate approvals, the licensing laws for insurance agents and insurance brokers, and the satisfaction by a HealthExtras member who receives the insurance benefit of requisite criteria, for example being a resident of a state which has approved the insurance policy. We believe we satisfy applicable requirements. The underwriter of the insurance benefits included in our supplemental benefit programs is responsible for obtaining regulatory approvals for those benefits. Independent licensed insurance agencies are responsible for the solicitation of insurance benefits involved in those programs.

Complex laws, rules and regulations of each of the 50 states and the District of Columbia pertaining to insurance impose strict and substantial requirements on insurance coverage sold to consumers and businesses. Compliance with these laws, rules and regulations can be arduous and imposes significant costs. Each jurisdiction’s insurance regulator typically has the power, among other things, to:

•	administer and enforce the laws and promulgate rules and regulations applicable to insurance, including the quotation of insurance premiums;

•	approve policy forms and regulate premium rates;

•	regulate how, by which personnel and under what circumstances an insurance premium can be quoted and published; and

•	regulate the solicitation of insurance and license insurance companies, agents and brokers who solicit insurance.

State insurance laws and regulations are complex and broad in scope and are subject to periodic modification, as well as differing interpretations. There can be no assurance that insurance regulatory authorities in one or more states will not determine that the nature of our business requires us to be licensed under applicable insurance laws. A determination to that effect or that we or the distributors are otherwise not in compliance with applicable regulations could result in fines, additional licensing requirements or our inability to market the products in particular jurisdictions. Such penalties could significantly increase our general operating expenses and harm our business. In addition, even if the allegations in any regulatory or legal action against us turn out to be false, negative publicity relating to any such allegation could result in a loss of consumer confidence and significant damage to our brand.

One of the primary means by which our programs are marketed is telemarketing, which the marketers may outsource to third parties. The Federal Telemarketing and Consumer Fraud and Abuse Prevention Act of 1994 and FTC regulations prohibit deceptive, unfair or abusive practices in telemarketing sales. Both the FTC and state attorneys general have authority to prevent certain telemarketing activities deemed by them to violate consumer protection.

In 2003, the FTC established the national Do-Not-Call Registry. Both the FTC and the Federal Communications Commission, the “FCC,” have adopted rules to enforce restrictions on companies marketing their goods and services to consumers by telephone. Subject to certain exemptions (such as an existing business relationship with the called party), telemarketers may not initiate telephone solicitations to individuals that have registered their numbers on the national Do-Not-Call Registry. Those who disregard the national Do-Not-Call Registry can be fined up to $11,000 per call. Companies are also required to maintain their own lists of consumers that have stated that they do not wish to receive future marketing calls, and must not solicit such consumers by telephone, even if the call falls within the scope of one of the exemptions to the national “do-not-call” rules.

The Do-Not-Call Registry has not had a material adverse effect on the sale of our supplemental benefit programs. We have continued to meet our enrollment targets. Furthermore, we have not received any complaints relating to telephone solicitation. There can be no assurance that federal or state laws regulating telemarketing will not materially impact our business in the future. In addition, some states have enacted laws, and others are considering enacting laws, targeted directly at regulating telemarketing practices. There can be no assurance that any such laws will not adversely affect or limit our current or future operations. While compliance with these laws and regulations is generally the responsibility of the marketers and subcontractors, there can be no assurance that we would have no exposure to liability.

Competition

PBM Services

We believe the primary competitive factors in our PBM business are price, quality of service and scope of available services. Scale is an important factor in negotiating prices with pharmacies and manufacturers. Though we have other advantages to offset our comparatively small scale, we could face more pricing competition in the future.

There are a number of national and regional PBMs in the United States, several of which have significantly greater financial, marketing and technological resources at their disposal to expand their client base and grow their businesses. The largest national companies include Medco, Express Scripts and Caremark. There are also large health insurers and certain HMOs which have their own PBM capabilities. Our competitors also include drug retailers and physician practice management companies.

Some of our PBM services, such as disease management services, informed decision counseling services and medical information management services, compete with those being offered by pharmaceutical manufacturers, other PBMs, specialized disease management companies and information service providers.

Supplemental Benefits

Our supplemental benefit programs compete with the traditional distributors of disability and accident insurance, such as captive agents, independent brokers and agents, and direct distributors of insurance, and with banks, securities firms and mutual fund companies that sell insurance or alternative products to similar consumers. We believe that the principal competitive factors in our supplemental disability and accident benefits markets are price, brand recognition, marketing expenditures and customer service. Many of our current and potential competitors have longer operating histories, larger consumer bases, greater brand recognition and significantly greater financial, marketing, technical and other resources than our own. Certain of these competitors may be able to secure products and services on more favorable terms than we can obtain.

Any of the distributors described above could seek to compete against us in providing supplemental benefits through traditional channels or by copying our products or business model. Increased competition may result in reduced operating margins, loss of market share and damage to our brand.

Employees

As of September 30, 2004, we had 208 personnel whose services are devoted full time to HealthExtras and its subsidiaries. We have never had a work stoppage. Our personnel are not represented by any collective bargaining unit. We consider our relations with our personnel to be good. Our future success will depend, in part, on our ability to continue to attract, integrate, retain and motivate highly qualified technical and managerial personnel, for whom competition is intense.

Facilities

In June 2004, we entered into a ten-year lease in a new office building located in Rockville, Maryland for approximately 37,000 square feet of office space and moved our headquarters to the new location in the third quarter of 2004. Annual basic rent for the first year is approximately $991,000. The lease provides for annual escalations. We have clinical and sales offices in Florida, Georgia, Louisiana, Minnesota, Nevada, North Carolina, and Texas. Six of these clinical and sales offices, with a total of 22,000 square feet, are under leases that expire over terms through October 2011 and the other office is under a month-to-month lease. We believe that suitable space on commercially reasonable terms will be available as required.

Legal Proceedings

From time to time we become subject to legal proceedings and claims in the ordinary course of business. Such legal proceedings and claims could include claims of alleged infringement of third party intellectual property rights, notices from government regulators alleging that we may have violated certain regulations, and employment-related disputes. Such claims, even if without merit, could result in the significant expenditure of our financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will, individually or in the aggregate, materially harm our business, financial condition or results of operations.

MANAGEMENT

Executive Officers and Directors

The following tables set forth certain information with respect to our directors and executive officers.

Name	Age	Position	Director Since
David T. Blair	35	President, Chief Executive Officer and Director	1999
Michael P. Donovan	46	Chief Financial Officer and Treasurer	—
Thomas M. Farah	50	General Counsel and Secretary	—
Kevin C. Hooks	42	Executive Vice President	—
Thomas L. Blair(1)	60	Chairman of the Board	1999
William E. Brock	73	Director	2000
Edward S. Civera	54	Director	2000
Steven B. Epstein	61	Director	2003
Frederick H. Graefe	60	Director	2000
Thomas J. Graf(2)	56	Director	1999
Carey G. Jury(2)	55	Director	2002
Deanna Strable-Soethout(2)	35	Director	2000
Dale B. Wolf	50	Director	2003

(1)	Thomas L. Blair is the father of David T. Blair.
(2)	Messrs. Graf and Jury, and Ms. Strable-Soethout may be considered nominees of Principal Financial Group, Inc.

David T. Blair (President, Chief Executive Officer and Director since 1999) initially joined a predecessor of HealthExtras in 1997 as Chief Financial Officer. From 1995 to 1997, Mr. Blair was the Finance Manager of United Payors & United Providers, Inc. At United Payors & United Providers, Mr. Blair focused on its initial public offering and several strategic acquisitions. In 1994, Mr. Blair co-founded Continued Health Care Benefit Program, which administers health care benefits to individuals leaving the United States armed forces. In 1995, this program was merged into United Payors & United Providers.

Michael P. Donovan joined HealthExtras in April 1999 as Chief Financial Officer and Treasurer. From early 1998 until early 1999, Mr. Donovan was engaged in a variety of technology and business development activities for HealthExtras. From 1992 to 1997, Mr. Donovan served as Senior Vice President of Business and Technology Development for PHP Healthcare Corporation. From 1989 to 1992, Mr. Donovan served as Chief Financial Officer of Direct Health, Inc. Prior to that, Mr. Donovan was a Senior Manager for KPMG LLP, then KPMG Peat Marwick, responsible for a variety of technology and health care clients.

Thomas M. Farah joined HealthExtras in March 2002 as General Counsel and was appointed Corporate Secretary of the Company in March 2003. Prior to joining HealthExtras, Mr. Farah was General Counsel of Federal Medical, Inc. From 1986 through 2000, Mr. Farah was a member, and from 1978 to 1986 Mr. Farah was an associate, of the law firm of Epstein Becker & Green, P.C. in its Washington, DC office. Mr. Farah’s practice involved providing legal advice to health care companies on regulatory, corporate and transactional matters.

Kevin C. Hooks is the Executive Vice President of HealthExtras and the President of Catalyst Rx, a wholly-owned subsidiary of HealthExtras. He founded Catalyst Rx in 1994 and has served in his current capacity since that date. Prior to founding Catalyst Rx, Mr. Hooks served as General Manager and Marketing Director for Horizon Healthcare from 1982 to 1994. Mr. Hooks is a licensed clinical pharmacist.

Thomas L. Blair (Chairman and Director since 1999) is the founder of HealthExtras and its predecessors and is currently the Chairman of the Board of Directors of Federal Medical, Inc. and Federal Medical Bank, F.S.B. Mr. Blair served as Chairman and Chief Executive Officer or Co-Chief Executive Officer of United

Payors & United Providers from January 1995 until its acquisition by BCE Emergis, Inc. in March 2000. Mr. Blair founded America’s Health Plan, Inc. in 1989 and served as its President and Chief Executive Officer from 1989 to 1992. From 1992 to 1995, Mr. Blair was President of Initial Managers & Investors, Inc., which business was contributed to United Payors & United Providers. From 1977 until 1988, Mr. Blair was a principal of Jurgovan & Blair, Inc., which developed and managed health maintenance organizations.

William E. Brock (Director since 2000) is Chairman of Intellectual Development Systems, Inc. Annapolis, Maryland, a firm he founded in 1996. He has served as Senior Counsel and Trustee of the Center for Strategic and International Studies in Washington, D.C. since 1994. From 1988 to 1994, Mr. Brock served as Chairman of the Brock Group, a consulting firm. From 1988 to 1991, he served as the Chairman of the National Endowment for Democracy. From 1985 to 1987, he served as the United States Secretary of Labor and from 1981 to 1985, he was a United States Trade Representative. Mr. Brock has also served for eight years as a member of the United States House of Representatives and for six years as a member of the United States Senate. Mr. Brock is a director of On Assignment, Inc.

Edward S. Civera (Director since 2000) is Chairman of the Company Audit Committee, the lead independent director of the Board of Directors and serves on the Executive and Compensation Committees. Mr. Civera is a business executive with over 30 years of experience in operations, accounting and finance from both the public and corporate perspective. He is currently the Managing General Partner at Civera Investment Partnership, a private investment partnership that consults on financial, as well as merger & acquisition strategies. From 1997 to 2001, Mr. Civera was the Chief Operating Officer & Co-Chief Executive Officer of United Payors & United Providers, Inc. and worked with Thomas L. Blair in the founding of HealthExtras. Prior to his position at United Payors & United Providers, Mr. Civera spent 25 years with Coopers & Lybrand (now PricewaterhouseCoopers LLP), the last 15 years as both a partner and managing partner focused on financial advisory and auditing services. Mr. Civera holds a Bachelor of Science in Accounting degree and a Master of Business Administration degree from St. Joseph’s University. He is also a Certified Public Accountant.

Steven B. Epstein (Director since 2003) is a founding member of the law firm of Epstein Becker & Green, P.C., one of the first law firms to specialize in health care law when established in 1973, and which has since grown to over 350 attorneys with 12 domestic offices. Mr. Epstein currently serves as the senior partner in the firm’s Washington, DC office and is a member of the firm’s Board of Directors and Executive Committee. In 1972, prior to founding Epstein Becker & Green P.C., Mr. Epstein was a legal consultant to the U.S. Department of Health, Education and Welfare. He currently serves on the boards of directors and boards of advisors of numerous health care and venture capital companies and educational institutions.

Frederick H. Graefe (Director since 2000) is a partner in the Washington, D.C. office of the law firm of Hunton & Williams LLP. From 1988 to 2002, he was a partner in the Washington, D.C. office of Baker & Hostetler, L.L.P. From 1980 to 1987, he was a partner at Finley, Kumble, Wagner, Heine, Underberg, Manley, Myerson & Casey. He worked for Howrey & Simon from 1975 and 1979 after serving a two-year clerkship for the Honorable Howard F. Corcoran, United States District Judge for the District of Columbia.

Thomas J. Graf (Director since 1999) has served as a Senior Vice President of the Principal Financial Group, Inc. and its predecessor since January 1994. Mr. Graf has held several executive positions with Principal Financial Group, Inc., including Chief Actuary, Chief Information Officer, head of the Group Insurance Business unit, head of Strategic Planning, and currently serves as the head of Investor Relations.

Carey G. Jury (Director since 2002) is a Vice President of Principal Life Insurance Company, the operating, wholly-owned subsidiary of Principal Financial Group, Inc. Since joining the Principal Financial Group in 1988, Mr. Jury has served in numerous positions, including Chief Operating Officer for Principal Casualty Insurance Company, Vice President of Non-Medical Market Center for Principal Life Insurance

Company, Senior Global Expansion Manager and Managing Director for Principal’s acquisitions in Australia, and Executive Vice President, Corporate Investment Services in Australia. He is currently responsible for Group Benefits. Mr. Jury also is Chairman of Junior Achievement of Central Iowa, and is on the Board of Trustees for Grand View College, where he chairs the Advancement Committee and serves on the Executive Committee.

Deanna D. Strable-Soethout (Director since 2002) is a Vice President of Principal Life Insurance Company, the operating, wholly-owned subsidiary of Principal Financial Group. Since joining Principal Financial Group in 1989, Ms. Strable-Soethout has served in numerous positions, including Dental and Vision Product Director, Second Vice President, and Chief Financial Officer of Disability Products, and headed the Disability Division. She currently leads the Specialty Benefits Division, which includes the Disability, Group Life, Group Dental and Vision business.

Dale B. Wolf (Director since 2003) has served as Executive Vice President, Chief Financial Officer and Treasurer of Coventry Health Care, Inc., “Coventry” since 1998. He was Senior Vice President, Chief Financial Officer and Treasurer of Coventry’s predecessor, Coventry Corporation, from 1996. Prior to joining Coventry, Mr. Wolf was Executive Vice President of SpectraScan Health Services, Inc., a women’s health care services company, from 1995 to 1996. In 1995, Mr. Wolf served as Senior Vice President of Business Development for the MetraHealth Companies, Inc., and from 1988 to 1994, he was Vice President, Special Operations, of the Managed Care and Employee Benefits Operations of The Travelers, an insurance company.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table provides information as of September 30, 2004, derived from beneficial ownership reports filed with the SEC and furnished to HealthExtras, and other information provided to us, about the shares of HealthExtras common stock that may be considered to be owned beneficially, within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, by each beneficial owner of more than 5% of our outstanding common stock, by each of our directors, by each of the named executive officers in the executive compensation table included in our proxy statement for our 2003 Annual Meeting of Stockholders, which is incorporated by reference into this prospectus, and by all of our directors and executive officers as a group. Unless otherwise indicated, each of the named individuals has sole voting power and sole investment power with respect to the shares shown, and the business address of such person is in care of HealthExtras, Inc., 800 King Farm Boulevard, Rockville, Maryland 20850.

	Shares Beneficially Owned Prior to Offering		Number of Shares Offered in Offering	Shares Beneficially Owned After Offering
Name	Number	Percent		Number	Percent
Principal Financial Group, Inc.(1)	8,840,000	26.4%	750,000	8,090,000	21.9%
Thomas L. Blair(2)	7,075,000	21.2%	750,000	6,325,000	17.1%
David T. Blair(3)	1,038,000	3.0%	—	1,038,000	2.7%
Michael P. Donovan(4)	765,700	2.2%	—	765,700	2.0%
Thomas M. Farah(5)	72,250	*	—	72,250	*
Kevin C. Hooks(6)	374,250	1.1%	—	374,250	1.0%
William E. Brock(7)	30,000	*	—	30,000	*
Edward S. Civera(8)	25,000	*	—	25,000	*
Steven B. Epstein(9)	15,000	*	—	15,000	*
Thomas J. Graf(1)(10)	20,000	*	—	20,000	*
Frederick H. Graefe(11)	25,100	*	—	25,100	*
Carey G. Jury(1)(10)	—	*	—	—	*
Deanna Strable-Soethout(1)(10)	100	*	—	100	*
Dale B. Wolf(12)	17,000	*	—	17,000	*
All directors and executive officers as a group (13 persons)(13)	9,457,400	26.6%		8,707,400	22.2%

*	Less than 1% of outstanding shares.
(1)	Thomas J. Graf, Carey G. Jury and Deanna Strable-Soethout, directors of HealthExtras, are employed by Principal Financial Group, Inc. or one of its affiliates. The business address for these directors is in care of Principal Financial Group, Inc., 711 High Street, Des Moines, Iowa 50392. Principal Holding Company, a wholly owned subsidiary of Principal Financial Group, Inc. is selling 750,000 shares in this offering.
(2)

Thomas L. Blair and his wife may be deemed the beneficial owners of an aggregate of 7,075,000 shares of common stock. Of the total shares, Mr. Blair has sole power to vote and to invest 3,353,500 shares and Mrs. Blair has sole power to vote and to invest 3,721,500 shares. Mr. Blair granted an option to an unrelated corporation (“Option Holder”) to purchase up to 3,230,000 of those shares of HealthExtras common stock, subject to certain terms and conditions. Mr. Blair had the right to repurchase this option from the Option Holder for $16,860,600 during the month of June 2004. Prior to exercising his right to repurchase the option, Mr. Blair became aware that the Option Holder appeared to have violated the terms of the option, and there was a lack of certitude as to whether the option remained valid. To protect his rights to repurchase the option, Mr. Blair placed $16,860,600 with the Clerk of the Circuit Court for Montgomery County, Maryland and gave notice of his exercise of such right of repurchase, subject to a determination of the identity of the person or entity, if any, currently holding such option, and the continued validity of such option. On September 20, 2004 the Circuit Court for Montgomery County issued an order that stated, in pertinent part, that, “by complying with Maryland Rule 2-221 and paying into Court the sum necessary to complete the repurchase of all outstanding option rights, Blair has properly exercised his right to repurchase the option to acquire 3,230,000 shares of HealthExtras stock. . .” It is now before the Court to determine whether the Option Holder violated the terms of the option and, hence, whether the $16,860,600 should be returned to Mr. Blair in that there was no need for Mr. Blair to repurchase an option, on HealthExtras shares held by him, that had been voided. Mr. Blair is selling 750,000 shares in this offering.

(3)	Includes 1,000,000 shares of common stock which may be acquired within sixty days upon the exercise of outstanding options at a weighted average price of $5.63 per share.
(4)	Includes 600,000 shares of common stock which may be acquired within sixty days upon the exercise of outstanding options at a weighted average price of $5.29 per share.
(5)	Includes 56,250 shares of common stock which may be acquired within sixty days upon the exercise of outstanding options at a weighted average price of $2.60 per share.
(6)	Includes 300,000 shares of common stock which may be acquired within sixty days upon the exercise of outstanding options at a weighted average price of $6.55 per share. Does not include 18,750 shares owned by Mr. Hooks’ spouse, as to which he disclaims beneficial ownership.
(7)	Includes 30,000 shares of common stock which may be acquired within sixty days upon the exercise of outstanding options at a weighted average price of $5.80 per share.
(8)	Includes 25,000 shares of common stock which may be acquired within sixty days upon the exercise of outstanding options at a weighted average price of $3.70 per share.
(9)	Includes 15,000 shares of common stock which may be acquired within sixty days upon the exercise of outstanding options at a weighted average price of $11.66 per share.
(10)	Mr. Graf, Ms. Strable-Soethout and Mr. Jury disclaim any beneficial ownership with respect to the shares beneficially owned by Principal Financial Group, Inc.
(11)	Includes 25,000 shares of common stock which may be acquired within sixty days upon the exercise of outstanding options at a weighted average price of $7.50 per share.
(12)	Includes 15,000 shares of common stock which may be acquired within sixty days upon the exercise of outstanding options at a weighted average price of $11.66 per share.
(13)	Includes shares of common stock which may be acquired within sixty days upon the exercise of outstanding options.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock, certain of the provisions of our Amended and Restated Certificate of Incorporation and Bylaws and Delaware law is necessarily general, and you should review our Amended and Restated Certificate of Incorporation and Bylaws and the Delaware General Corporation Law for complete details regarding their provisions. See “Where You Can Find More Information” as to how to obtain a copy of our Amended and Restated Certificate of Incorporation and Bylaws.

Authorized Capital

Our authorized capital consists of 100,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. At September 30, 2004, 33,449,970 shares of common stock were outstanding. At that date, no preferred shares were outstanding.

Common Stock

Voting Rights. Each holder of our common stock is entitled to one vote for each share held of record on all matters submitted to a vote of our stockholders. Our stockholders do not have the right to cumulate their votes in the election of directors. The quorum required at a stockholders’ meeting for consideration of any matter is a majority of the shares entitled to vote on that matter, represented in person or by proxy. If a quorum is present, directors are elected if they receive a plurality of the votes present at the meeting and entitled to vote. Other actions at a meeting of the stockholders at which a quorum is present, other than certain amendments to our Certificate of Incorporation or Bylaws, or as otherwise required by the Delaware General Corporation Law, may be taken upon the vote of a majority of votes present at the meeting and entitled to vote on such matter.

Dividends. Subject to the prior rights of the holders of shares of preferred stock that may be issued and outstanding, none of which are currently outstanding, the holders of common stock are entitled to receive dividends as and when declared by our board of directors. The issuance of dividends will depend upon, among other factors deemed relevant by our board of directors, our financial condition, results of operations, cash requirements, future prospects, changes in tax or other applicable laws relating to the treatment of dividends and regulatory restrictions on the payment of dividends that apply under applicable laws. Each such dividend shall be payable to holders of record as they appear on our stock books on such record dates as shall be fixed by the board of directors. We have never declared or paid any cash dividends on our capital stock. We currently intend to retain earnings, if any, to support the development of our business and do not anticipate paying cash dividends for the foreseeable future. In addition, our current credit facility prohibits us from paying any cash dividends without our lender’s consent.

Liquidation Rights. In the event of any liquidation or dissolution of the Company, the holders of our common stock will share equally in the assets remaining after creditors and preferred stockholders are paid.

Preferred Stock

Shares of preferred stock may be issued by HealthExtras in series with such preferences and designations as the Board of Directors may from time to time determine. The Board of Directors can, without stockholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights which could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

Anti-takeover Effects

Provisions of our Amended and Restated Certificate of Incorporation and Bylaws and Delaware law summarized in the following paragraphs may be deemed to have anti-takeover effects. These provisions may have the effect of discouraging a future takeover attempt which is not approved by the Board of Directors but which individual stockholders may deem to be in their best interests or in which stockholders may receive a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so. Those provisions will also render the removal of the current Board of Directors or management more difficult.

Classified Board of Directors. Our Amended and Restated Certificate of Incorporation and Bylaws provide that, at any time that we have more than two directors, the Board of Directors will be divided into three classes of directors, as nearly equal in number as is reasonably possible, serving staggered terms.

We believe that a classified Board of Directors will help to assure the continuity and stability of our Board of Directors and business strategies and policies as determined by our Board of Directors, because a majority of the directors at any given time will have had prior experience as a HealthExtras’ director. We believe that this, in turn, will permit our Board of Directors to more effectively represent the interests of stockholders.

With a classified Board of Directors, at least two annual meetings of stockholders, instead of one, will generally be required to effect a change in the majority of the Board of Directors. As a result, a classified Board of Directors may discourage proxy contests for the election of directors or purchases of a substantial block of the common stock because such provision could operate to prevent obtaining control of the Board of Directors in a relatively short period of time. The classification provision could also have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of us. Under the Delaware General Corporation Law, unless the certificate of incorporation otherwise provides, and ours does not, a director on a classified board may be removed by stockholders only for cause.

Amendment of Certificate of Incorporation and Bylaws. Amendments to our Certificate of Incorporation must be approved by a majority vote of our Board of Directors and also by a majority of our outstanding shares of voting stock; provided, however, that an affirmative vote of at least 66 2/3% of our outstanding voting stock entitled to vote is required to amend or to repeal certain provisions of our Certificate of Incorporation, including the number and classification of directors, and director and officer indemnification. Our Bylaws may be amended by our Board of Directors, or by a vote of 66 2/3% of the total votes eligible to be voted by our stockholders at a duly constituted meeting of stockholders.

Advance Notice Provisions for Stockholder Proposals and Stockholder Nominations of Directors. Our Bylaws establish an advance notice procedure with regard to the nomination, other than by or at the direction of our Board or a committee thereof, of candidates for election as directors and with regard to other matters to be brought by stockholders before an annual meeting of our stockholders. The nomination procedure requires that a stockholder give 90 days advance written notice, in proper form, of a planned nomination for our Board of Directors to our Secretary. The requirements as to the form and timing of that notice are specified in our Bylaws. If the Chairman of our Board of Directors determines that a person was not nominated in accordance with the nomination procedure, that person will not be eligible for election as a director. Also, a stockholder seeking to have any business conducted at an annual meeting must give 90 days advance written notice, in proper form, to our Secretary. The requirements as to the form and timing of that notice are specified in our Bylaws. If the Chairman of our Board of Directors determines that the other business was not properly brought before such meeting in accordance with this procedure, that business will not be conducted at that meeting.

Although our Bylaws do not give our Board of Directors any power to approve or disapprove stockholder nominations for the election of directors or of any other business desired by stockholders to be conducted at an annual or any other meeting, our Bylaws may have the effect of precluding a nomination for the election of directors or precluding the conduct of business at a particular annual meeting if the proper procedures are not followed. Those procedures may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us, even if the conduct of such solicitation or such attempt might be beneficial to us and our stockholders.

Anti-Takeover Provisions of Delaware Law. We are subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits a Delaware corporation from engaging in a business combination with any interested stockholder, for a period of three years following the date that such stockholder became an interested stockholder, unless, among other things, (i) prior to such date, our Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder or (ii) on or after such date, the business combination is approved by our Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. A business combination includes a merger, asset sale or other transaction resulting in a financial benefit to an interested stockholder. An interested stockholder is generally a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status owned, 15% or more of our outstanding voting stock.

The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company.

Our common stock is listed on the NASDAQ Stock Market under the symbol “HLEX.”

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering we will have 36,949,970 shares of our common stock outstanding, based upon the number of shares of our common stock outstanding as of September 30, 2004, and no exercise of outstanding options. Of these 36,949,970 outstanding shares, approximately 20,000,000 shares of our common stock will be freely transferable without restriction or further registration under the Securities Act, except that shares subsequently purchased by our “affiliates,” as that term is defined in Rule 144, may generally only be sold in compliance with the limitations of Rule 144 described below.

Future sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of our common stock.

Lock-up Agreements

Of the shares of our common stock outstanding, approximately 16,797,400 shares are subject to lock-up agreements. We and the selling stockholders have agreed not to, without the prior consent of Lehman Brothers Inc., directly or indirectly, offer, sell or otherwise dispose of any common stock or any securities which may be converted into or exchanged for our common stock for a period of 90 days from the date of this prospectus. In addition, all of our executive officers and directors have agreed not to, without the prior consent of Lehman Brothers Inc., directly or indirectly, offer, sell or otherwise dispose of any shares of our common stock or any securities that may be converted into or exchanged for our common stock for a period of 90 days from the date of this prospectus. See “Underwriting—Lock-up Agreements.” Lehman Brothers Inc. may give this consent at any time without public notice. With the exception of the underwriters’ over-allotment option, there are no present agreements between the underwriters and us, the selling stockholders or any of our executive officers or directors releasing them or us from these lock-up agreements prior to the expiration of the 90-day period.

In May 2004, certain of our executive officers entered into Rule 10b5-1 trading plans with respect to their anticipated sales of our common stock. Sales have begun under these plans and may continue during 2004 and thereafter, and are not subject to the lock-up restrictions described in the previous paragraph.

Rule 144

Rule 144 provides a safe harbor from the registration requirements of the Securities Act. In general, under Rule 144 a person (or persons whose shares are aggregated) who owns shares that were acquired from us or one of our affiliates at least one year prior to the proposed sale will be entitled to sell, in any three-month period, a number of shares that does not exceed the greater of one percent of the then-outstanding shares of our common stock or the average weekly trading volume in our common stock on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of such sale is filed, provided certain requirements concerning availability of public information, manner of sale, and notice of sale are satisfied.

A stockholder who is not one of our affiliates and has not been our affiliate for at least three months prior to the sale and who has beneficially owned restricted shares of our common stock for at least two years may resell the shares without limitation. In meeting the one and two year holding periods described above, a holder of restricted shares of our common stock can include the holding periods of a prior owner who was not our affiliate. The one and two year holding periods described above do not begin to run until the full purchase price is paid by the person acquiring the restricted shares of our common stock from the issuer or one of our affiliates.

In addition, our affiliates must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to publicly sell shares of our common stock that are not restricted securities.

UNDERWRITING

Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below, for whom Lehman Brothers Inc., Piper Jaffray & Co. and First Albany Capital Inc. are acting as representatives, have severally agreed to purchase from us and the selling stockholders the respective number of shares of common stock shown opposite its name below:

Underwriters	Number of Shares
Lehman Brothers Inc.
Piper Jaffray & Co.
First Albany Capital Inc.

Total	5,000,000

The underwriting agreement provides that the underwriters’ obligations to purchase shares of our common stock depends on the satisfaction of the conditions contained in the underwriting agreement, which include:

•	the representations and warranties made by us and the selling stockholders to the underwriters are true;

•	there is no material disruption in the financial markets;

•	we and the selling stockholders deliver customary closing documents to the underwriters;

•	if any shares of common stock are purchased from the selling stockholders, then all of the shares that the underwriters agreed to purchase must be purchased; and

•	if, an underwriter defaults, purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

Over-Allotment Option

We and the selling stockholders have granted the underwriters an option to purchase up to an aggregate of 750,000 shares of common stock, exercisable to cover over-allotments, at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. To the extent the underwriters exercise this option, we and each of the selling stockholders are required to sell shares pro rata, based on the proportion of the 5,000,000 shares set forth on the cover of this prospectus we or they sell in this offering. The underwriters may exercise this option at any time until 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares proportionate to that underwriter’s initial commitment as indicated in the preceding table.

Commission and Expenses

The representatives have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public price set forth on the cover page of this prospectus and to selected dealers at such public price less a selling concession not in excess of $             per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $             per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

The following table summarizes the underwriting discounts and commissions we and the selling stockholders will pay to the underwriters. The underwriting discounts and commissions are equal to the public price per share less the amount the underwriters respectively pay us and the selling stockholders per share. The underwriting discounts and commissions equal     % of the public offering price.

	Without Over- Allotment	With Over- Allotment
Paid by HealthExtras, Inc.	$	$
Paid by selling stockholders	$	$

We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $600,000.

Lock-up Agreements

We and the selling stockholders have agreed not to, without the prior written consent of Lehman Brothers Inc., directly or indirectly, offer, sell or otherwise dispose of any common stock or any securities which may be converted into or exchanged for any common stock for a period of 90 days from the date of this prospectus. In addition, all of our executive officers and directors and have agreed under lock-up agreements not to, without the prior written consent of Lehman Brothers Inc., directly or indirectly, offer, sell or otherwise dispose of any common stock or any securities which may be converted into or exchanged or exercised for any common stock for a period of 90 days from the date of this prospectus. These lock-up agreements do not apply to sales of our common stock by certain of our executive officers under existing pre-arranged Rule 10b5-1 trading plans.

The restrictions described in the foregoing paragraph do not limit our ability to:

•	sell shares of common stock to the underwriters;

•	issue shares of common stock under our existing employee benefit plans or upon exercise of options under our existing employee benefit plans or issue any options to acquire shares of common stock under our existing employee benefit plans; or

•	issue shares of common stock or other securities upon exercise of other currently outstanding options, warrants or rights.

Stabilization, Short Positions and Penalty Bids

The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act of 1934:

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Indemnification

We and the selling stockholders have agreed to indemnify the underwriters against liabilities relating to the offering arising under the Securities Act, liabilities arising from breaches of some or all of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Passive Market Making

In connection with this offering, underwriters and selling group members may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during the period before commencement of offerings or sales of common stock and extending through the completion of the distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must be lowered when specified purchase limits are exceeded.

Stamp Taxes

Purchasers of the shares of our common stock offered by this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover of this prospectus.

Other Relationships

Certain of the underwriters or their affiliates have provided from time to time and may in the future provide investment banking, lending, financial advisory and other related services to us and our affiliates for which they have received and may continue to receive customary fees and commissions.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed, depending upon the particular underwriter or selling group member, to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s Web site and any information contained in any other Web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as an underwriter or selling group member and should not be relied upon by investors.

LEGAL MATTERS

The validity of the issuance of the shares of our common stock offered by this prospectus will be passed upon for us by Muldoon Murphy Faucette & Aguggia LLP, Washington, D.C. Certain legal matters in connection with this offering will be passed upon for the underwriters by Paul, Weiss, Rifkind, Wharton & Garrison LLP.

EXPERTS

The consolidated financial statements as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The balance sheet of Managed Healthcare Systems, Inc. as of December 31, 2003, and the related statements of operations and retained earnings and cash flows for the year then ended have been incorporated by reference and included in this prospectus constituting a part of the registration statement in reliance upon the report of Kaufman, Rossin & Co. P.A., independent registered public accounting firm, and given upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the Securities and Exchange Commission with respect to the common stock offered by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits referred to in the registration statement for copies of the actual contract, agreement or other document.

We also file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s Web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operations of the public reference facilities. Our SEC filings are also available at the office of the Nasdaq National Market at 1735 K Street, N.W., Washington, D.C. 20006.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference certain of our publicly-filed documents into this prospectus, which means that information included in those documents is considered part of this prospectus. Information that we file after the date of this prospectus will automatically update and supersede this information. We incorporate by reference the previously filed documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the closing date of the offering.

Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to the previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

The following documents previously filed with the SEC are incorporated by reference in this prospectus:

1.	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2003.

2.	Our Proxy Statement for our 2003 Annual Meeting of Stockholders held on June 1, 2004.

3.	Our Quarterly Reports on Form 10-Q for the first quarter ended March 31, 2004, the second quarter ended June 30, 2004 and the third quarter ended September 30, 2004.

4.	Our Current Report on Form 8-K filed on June 23, 2004, and as amended on August 30, 2004 and November 12, 2004.

5.	Our registration of our common stock pursuant to Section 12(g) of the Securities and Exchange Act of 1934, on Form 8-A filed December 10, 1999.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, other than exhibits to those documents unless such exhibits are specifically incorporated by reference in such documents. You should direct any requests for documents to HealthExtras.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

OF HEALTH EXTRAS, INC.

INDEX TO PRO FORMA FINANCIAL INFORMATION

Pro Forma Consolidated Statement of Operations for the Nine Months Ended September 30, 2004 (unaudited) and the Year Ended December 31, 2003 (unaudited)	F-39
Notes to Pro Forma Consolidated Financial Statements (unaudited)	F-40

INDEX TO FINANCIAL STATEMENTS OF

MANAGED HEALTHCARE SYSTEMS, INC.

Independent Auditors’ Report	F-41
Balance Sheets as of March 31, 2004 (unaudited) and December 31, 2003	F-42
Statements of Operations and Retained Earnings for the Three Months Ended March 31, 2004 (unaudited) and 2003 (unaudited) and the Year Ended December 31, 2003	F-43
Statements of Cash Flows for the Three Months Ended March 31, 2004 (unaudited) and 2003 (unaudited) and the Year Ended December 31, 2003	F-44
Notes to the Financial Statements	F-45

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of HealthExtras, Inc.:

In our opinion, the accompanying consolidated balance sheets, and the related consolidated statements of operations, of stockholders’ equity and of cash flows, present fairly, in all material respects, the financial position of HealthExtras, Inc. and its subsidiaries (the “Company”) at December 31, 2003 and December 31, 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 5, the Company adopted the provisions of Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets,” effective January 1, 2002.

/s/  PricewaterhouseCoopers LLP

McLean, Virginia

February 4, 2004

HEALTHEXTRAS, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	December 31,
	2002	2003
ASSETS
Current assets:
Cash and cash equivalents	$17,531	$28,877
Accounts receivable, net of allowance for doubtful accounts of $425 and $889 in 2002 and 2003, respectively	37,800	51,670
Income tax receivable	2,774	—
Deferred income taxes	1,286	1,225
Deferred charges	1,888	1,835
Other current assets	1,282	1,447

Total current assets	62,561	85,054
Fixed assets, net	4,056	2,848
Deferred income taxes	3,759	—
Intangible assets, net of accumulated amortization of $459 and $1,287 in 2002 and 2003, respectively	14,186	14,324
Goodwill	33,538	37,764
Restricted cash	1,000	1,000
Other assets	902	778

Total assets	$120,002	$141,768

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$34,452	$50,863
Note payable	1,056	—
Accrued expenses and other current liabilities	2,156	2,699
Deferred revenue	4,813	4,717

Total current liabilities	42,477	58,279
Deferred income taxes	—	2,511
Note payable	18,000	10,000

Total liabilities	60,477	70,790

Stockholders’ equity:
Preferred stock, $0.01 par value, 5,000 shares authorized, none issued	—	—
Common stock, $0.01 par value, 100,000 shares authorized, 32,295 and 32,603 shares issued and outstanding at December 31, 2002 and December 31, 2003, respectively	323	326
Additional paid-in capital	70,460	71,578
Accumulated deficit	(11,243)	(926)
Deferred compensation	(15)	—

Total stockholders’ equity	59,525	70,978

Total liabilities and stockholders’ equity	$120,002	$141,768

The accompanying notes are an integral part of these consolidated financial statements.

HEALTHEXTRAS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	For the years ended December 31,
	2001	2002	2003
Revenue (excludes member co-payments of $19,727, $71,617 and $141,020 for the years 2001, 2002 and 2003, respectively)	$118,226	$248,407	$384,094

Direct expenses	87,543	209,523	341,201
Selling, general and administrative expenses	38,454	35,484	25,865

Total operating expenses	125,997	245,007	367,066

Operating income (loss)	(7,771)	3,400	17,028
Interest income (expense), net	1,092	(82)	(443)

Income (loss) before income taxes and minority interest	(6,679)	3,318	16,585
Minority interest	(96)	(45)	—

Income (loss) before income taxes	(6,775)	3,273	16,585
Income tax (credit) provision	—	(10,205)	6,268

Net income (loss)	$(6,775)	$13,478	$10,317

Net income (loss) per share, basic	$(0.23)	$0.42	$0.32
Net income (loss) per share, diluted	$(0.23)	$0.42	$0.30
Weighted average shares of common stock outstanding, basic	29,731	32,234	32,447
Weighted average shares of common stock outstanding, diluted	29,731	32,420	34,454

The accompanying notes are an integral part of these consolidated financial statements.

HEALTHEXTRAS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

for the years ended December 31, 2001, 2002, and 2003

(In thousands)

	Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Deferred Compensation	Total
	Shares	Amount
Balance at December 31, 2000	28,903	$289	$54,149	$(17,946)	$(253)	$36,239

Stock issued pursuant to stock grants	193	2	(2)	—	—	—
Stock issued in exchange for services	2	—	13	—	—	13
Warrants issued or expected to be issued in connection with marketing agreement	—	—	6,125	—	—	6,125
Amortization of deferred compensation, net of forfeitures	—	—	(73)	—	145	72
Exercise of employee stock options	30	—	122	—	—	122
Repurchase and retirement of stock	(765)	(8)	(4,297)	—	—	(4,305)
Net proceeds from private placement	3,021	31	10,862	—	—	10,893
Stock issued to acquire pharmacy management contracts	40	—	195	—	—	195
Stock issued pursuant to Catalyst acquisition	367	4	2,306	—	—	2,310
Stock issued pursuant to IPM acquisition	77	1	347	—	—	348
Net loss of the year	—	—	—	(6,775)	—	(6,775)

Balance at December 31, 2001	31,868	319	69,747	(24,721)	(108)	45,237

Exercise of employee stock options	9	—	33	—	—	33
Stock issued pursuant to stock grants	82	1	(1)	—	—	—
Stock issued pursuant to Catalyst acquisition	319	3	1,053	—	—	1,056
Stock issued in exchange for services	17	—	236	—	—	236
Reversal for warrants issued or expected to be issued in connection with marketing agreement	—	—	(1,008)	—	—	(1,008)
Issuance of common stock warrants	—	—	400	—	—	400
Amortization of deferred compensation	—	—	—	—	93	93
Net income for the year	—	—	—	13,478	—	13,478

Balance at December 31, 2002	32,295	323	70,460	(11,243)	(15)	59,525

Exercise of employee stock options	171	2	815	—	—	817
Stock issued pursuant to stock grants	82	1	(1)	—	—	—
Stock issued in exchange for services	55	—	24	—	—	24
Expense related to stock options granted to employees	—	—	17	—	—	17
Expense related to stock options granted in exchange for services	—	—	263	—	—	263
Amortization of deferred compensation	—	—	—	—	15	15
Net income for the year	—	—	—	10,317	—	10,317

Balance at December 31, 2003	32,603	$326	$71,578	$(926)	$—	$70,978

The accompanying notes are an integral part of these consolidated financial statements.

HEALTHEXTRAS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the years ended December 31,
	2001	2002	2003
Cash flows from operating activities:
Net income (loss)	$(6,775)	$13,478	$10,317
Depreciation expense	1,110	1,295	1,537
Impairment of and loss on disposal of fixed assets	—	2,680	—
Deferred income taxes	—	(10,205)	6,268
Noncash charges (credits)	6,211	(680)	190
Amortization of goodwill	615	—	—
Amortization of intangibles and other assets	95	548	885
Minority interest	96	45	—
Changes in assets and liabilities, net of effects from acquisitions:
Accounts receivable, net	(4,045)	(486)	(9,887)
Income tax receivable	—	—	2,606
Other assets	298	(795)	(98)
Deferred charges	1,473	198	53
Accounts payable, accrued expenses, and other liabilities	1,502	(6,405)	11,596
Deferred revenue	(2,612)	305	(97)

Net cash provided by (used in) operating activities	(2,032)	(22)	23,370

Cash flows from investing activities:
Capital expenditures	(1,509)	(1,991)	(324)
Business acquisitions and related payments, net of cash acquired	1,634	(31,648)	(4,517)
Purchase of intangible assets	(300)	(450)	—
Deposits, restricted cash and other	(414)	600	—

Net cash used in investing activities	(589)	(33,489)	(4,841)

Cash flows from financing activities:
Proceeds from borrowings	—	30,500	—
Repayment of line of credit	—	(12,500)	(8,000)
Proceeds received from exercise of stock options	122	33	817
Payments to reacquire common stock	(4,305)	—	—
Net proceeds from sale of common stock	10,892	—	—

Net cash provided by (used in) financing activities	6,709	18,033	(7,183)

Net (decrease) increase in cash and cash equivalents	4,088	(15,478)	11,346
Cash and cash equivalents at the beginning of year	28,921	33,009	17,531

Cash and cash equivalents at the end of year	$33,009	$17,531	$28,877

Supplemental disclosure:
Cash paid for interest	$—	$319	$600

The accompanying notes are an integral part of these consolidated financial statements.

HEALTHEXTRAS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. COMPANY

HealthExtras, Inc. (the “Company”) is a provider of pharmacy benefit management (“PBM”) services and supplemental benefit programs. The Company’s PBM clients include managed care organizations, self-insured employers and third-party administrators (“payors”) who contract with the Company to cost-effectively administer the prescription drug component of their overall health benefit plans. Individual customers are the major purchasers of our supplemental benefit programs. Our PBM segment generates the significant majority of our revenues and is expected to be the primary source of future growth and anticipated profits. The PBM segment accounted for approximately 86% of the Company’s revenues in 2003. Our acquisitions of International Pharmacy Management, Inc. (“IPM”) in 2000, Catalyst Rx and Catalyst Consultants (“Catalyst”) in 2001 and Pharmacy Network National Corporation (“PNNC”) in 2002 have contributed to the growth of the Company’s PBM business.

Pharmacy Benefit Management Services Segment

The Company’s PBM segment, which operates under the brand name, “Catalyst Rx,” has established a non-exclusive nationwide network of over 53,000 retail pharmacies. In general, clients contract with Catalyst Rx to access negotiated retail pharmacy network rates, to participate in certain rebate arrangements with manufacturers based on formulary design and to benefit from the other care enhancement protocols in our system. Catalyst Rx has a strong client market presence in Georgia, Nevada, New Mexico, Oklahoma, Texas, and the Carolinas.

The PBM segment has over 1,000 clients; one client generated approximately 12% of revenue in the PBM segment. The Company has not experienced any losses from this client in the past and does not anticipate any material losses in the future.

Supplemental Benefits Programs

The Company’s supplemental benefits segment, which operates under the brand name, “HealthExtras,” generates revenue from the sale of membership programs which include insurance and other benefits. All of the insurance and service features included in these programs are supplied by outside vendors. Insurance companies underwrite the insurance components of these programs. Thus, the financial responsibility for the payment of claims resulting from a qualifying event covered by the insurance features of our programs is borne by third-party insurers. The Company has marketing agreements with many of the nation’s largest financial institutions (the “marketers”) along with leading affinity groups and associations. Additionally, the Company has a relationship with actor and advocate Christopher Reeve to promote our benefits programs.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and all its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated.

Use of estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those

HEALTHEXTRAS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

estimates. The most significant estimates included in these financial statements include the following: rebates due from pharmaceutical manufacturing companies, the value of intangible assets acquired in business combinations and related amortization periods, bad debt provisions, income tax provisions and related valuation allowances, and, in years prior to 2003, the estimate of the value and number of common stock warrants to be issued to a marketer under a marketing compensation agreement.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable.

The Company maintains its cash and cash equivalents in financial institutions with high credit ratings; however, at times the balances may exceed federally insured amounts. The Company has not experienced any losses related to its cash or cash equivalents and believes it is not exposed to any significant credit risk on its cash or cash equivalents.

Accounts receivable consists principally of amounts due from the Company’s PBM customers. The Company holds no collateral for accounts receivable. Concentration of risks with respect to receivables is mitigated based on the geographical dispersion of customers and Company’s communications with clients and the Company’s continuous review of outstanding receivables. Management also performs ongoing credit evaluations of its customers and provides allowances as deemed necessary. The Company has not experienced significant losses related to receivables in the past. The Company’s collection experience indicates limited loss exposure due to the nature of the benefits involved and the necessity of benefit continuity for plan sponsor employees.

Cash and cash equivalents

All highly liquid investments purchased with a maturity date of three months or less when purchased are classified as cash and cash equivalents. At December 31, 2003 the Company had $1,000,000 on deposit in a restricted account with the State of Nevada as security for performance of its pharmacy benefit management obligations and this amount is excluded from cash and cash equivalents.

Fixed assets

Fixed assets are stated at cost and depreciated over their estimated useful lives using the straight-line method. The estimated useful lives range from 3-5 years for the Company’s equipment and computer software while leasehold improvements are amortized over the shorter of the estimated lives of the assets or the lease term.

Internally developed software

The Company capitalizes costs associated with software developed or obtained for internal use in accordance with American Institute of Certified Public Accountants Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Capitalized internal use software development costs include only (1) external direct costs of materials and services consumed in developing and obtaining software, (2) payroll and payroll-related costs for employees who are directly associated with and who devote time to the project, and (3) interest costs incurred, when material, while developing the software.

HEALTHEXTRAS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Capitalization of these costs ceases when the project is substantially complete and ready for its intended purpose. The Company capitalized approximately $67,000 in internal use software development costs in 2003.

Impairment of long-lived assets

The Company investigates potential impairments of its long-lived assets when evidence exists that events or changes in circumstances may have made recovery of an asset’s carrying value unlikely. An impairment loss is recognized when the sum of the expected undiscounted future net cash flows is less than the carrying amount of the asset.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net assets of acquired companies. Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.” Under the new pronouncement, goodwill and intangible assets that have an indefinite life are no longer amortized, but are subject to at least an annual impairment assessment by applying a fair value based test. Other intangible assets that have finite useful lives continue to be amortized over their useful lives. Prior to adoption of this statement, goodwill was amortized on a straight-line basis over 15 years.

Revenue and direct expense recognition

The Company recognizes revenues from PBM services, which include sales of prescription drugs by pharmacies in the Company’s nationwide network and related claims processing fees, provided to its clients. Revenue is recognized when the claims are adjudicated. Pharmacy claims are adjudicated at the point-of-sale using an on-line claims processing system. When the Company has a contractual obligation to pay its network pharmacy providers for benefits provided to its clients’ members, total payments from these clients are recorded as revenue and payments to the network pharmacy provider are recorded as direct expenses. The contracts require the Company to assume the credit risk of its clients’ abilities to pay. In addition, under most of its client contracts, the Company is at risk for the difference between the payments the Company receives from its clients and the negotiated reimbursements the Company pays to its pharmacies. When the Company administers pharmacy reimbursement contracts and does not assume credit risk, the Company records only its administrative or processing fees as revenue. Rebates earned under arrangements with manufacturers are recorded as a reduction of direct expenses. The portion of such rebates due to plan sponsors is recorded as a reduction of revenue. Manufacturers rebates are based on estimates, which are subject to final settlement with the contracted party.

Member co-payments are not recorded as revenue. Under the Company’s client contracts, the pharmacy is solely obligated to collect the co-payments from the members. Under client contracts, the Company does not assume liability for member co-payments in pharmacy transactions. As such, the Company does not include member co-payments to pharmacies in revenue or operating expenses.

The primary determinant of revenue recognition for the supplemental benefits segment is monthly program enrollment and, prior to October 2002, payments from certain marketers related to new member enrollments. In general, program revenue is recognized based on the number of members enrolled in each reporting period multiplied by the applicable monthly fee for their specific membership program. The program revenue recognized by the Company includes the cost of membership features supplied by others, including the insurance

HEALTHEXTRAS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

components. Direct program expenses consist of the costs that are a direct function of a period of membership and a specific set of program features. The coverage obligations of our benefit suppliers and the related expense are determined monthly, as are the remaining direct expenses.

Prior to October 2002, payments from marketers related to new member enrollments were recorded as revenue to the extent of related direct expenses, which cumulatively exceeded payments from marketers .

Revenue from supplemental benefit programs and related direct expenses (principally marketing and processing fees and the cost of the benefits provided to program members) are initially deferred during the period in which a program member is entitled to obtain a refund (generally 90 days). If a member requests a refund, the Company retains any interest earned on funds held during the refunded membership period. Total revenue and direct expenses attributable to the initial deferral are recognized subsequent to the end of the initial deferral period. After the initial deferral period, revenue is recognized as earned and direct expenses as incurred.

The Company has historically maintained a prepaid balance for the cost of insurance benefits included in its programs. The carrying value of the prepayment was adjusted at the end of each quarter based on factors including enrollment levels in each product, enrollment trends, and the remaining portion of the unexpired prepayment period. In the event that a period of coverage was purchased in advance, and there were insufficient members to utilize the coverage, the value would expire and be expensed by the Company without any related revenue. In 2002 and 2003, these prepaid insurance costs were fully utilized, however, the Company does maintain minimum premium commitments to various underwriters covering $1.9 million in annualized premiums. The Company believes that current enrollment levels will allow it to fully utilize this commitment without losses for unused coverage.

Income taxes

Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Net income (loss) per share

Basic net income (loss) per common share, excludes dilution and is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net income (loss) per common share reflects the potential dilution that could occur (using the treasury stock method) if options and warrants to issue common stock were exercised.

HEALTHEXTRAS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following represents a reconciliation of the number of shares used in the basic and diluted net income (loss) earnings per share computations (amounts in thousands except per share data):

	2001	2002	2003
Net income (loss)	$(6,775)	$13,478	$10,317

Calculation of shares:
Weighted average common shares outstanding, basic	29,731	32,234	32,447
Dilutive effect of stock options and warrants	—	186	2,007

Weighted average common shares outstanding, diluted	29,731	32,420	34,454

Net income (loss) per common share, basic	$(0.23)	$0.42	$0.32

Net income (loss) per common share, diluted	$(0.23)	$0.42	$0.30

In 2001, diluted net loss per share was equal to basic loss per share because the Company operated at a loss.

The following options and warrants were not included in the computation of diluted net income (loss) per share because the exercise prices were greater than the average market price of the common shares:

	2001	2002	2003
Options and warrants to purchase shares of common stock (in thousands)	—	5,292	48

Comprehensive income

The Company has no other comprehensive income.

Stock-based compensation

At December 31, 2003, the Company provided stock-based compensation plans for employees and directors. Stock-based compensation is accounted for using the intrinsic value-based method in accordance with the Accounting Principles Board Opinion (“APB”) 25, “Accounting for Stock Issued to Employees,” and related interpretations. Stock-based compensation is reflected in net income for those options granted under these plans that had an exercise price less than the market value of the underlying common stock on the grant date.

HEALTHEXTRAS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table illustrates the effect on net income (loss) and earnings (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” to stock-based employees’ compensation. Amounts are in thousands, except per share data.

	2001	2002	2003
Net income (loss), as reported	$(6,775)	$13,478	$10,317
Add: Stock-based compensation expense included in net income (net of related taxes in 2003)	—	—	11
Deduct: Total stock-based employee compensation expense determined under the fair value method for all awards (net of related taxes in 2002 and 2003)	1,266	1,766	1,512

Pro forma net income (loss)	$(8,041)	$11,712	$8,816

Net income (loss) per share:
Basic—as reported	$(0.23)	$0.42	$0.32
Basic—pro forma	$(0.28)	$0.36	$0.27
Diluted—as reported	$(0.23)	$0.42	$0.30
Diluted—pro forma	$(0.28)	$0.36	$0.26

The fair value for these options was estimated at the date of the grants using the modified American Black-Scholes economic option-pricing model with the following assumptions for the years ended 2001, 2002, and 2003.

	2001	2002	2003
Expected term	5 years	5 years	5 years
Volatility factor	84.2%	87.0%	80.7–87.3%
Risk free interest rate	3.8–5.2%	2.9–5.1%	2.3–3.3%
Dividend yield	—	—	—
Fair value	$3.76	$3.72	$4.67

3. RECENT ACCOUNTING PRONOUNCEMENTS

In November 2002, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others”, which elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year end. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. Because the Company does not have any such commitments or guarantees, there is no impact on the Company’s financial statements as a result of the issuance of FIN 45 at December 31, 2003.

In November 2002, the Emerging Issues Task (“EITF”) reached a final consensus on Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables,” which is effective for revenue

HEALTHEXTRAS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

arrangements entered into in fiscal periods beginning after June 15, 2003. Under EITF Issue No.00-21, revenue arrangements with multiple deliverables are required to be divided into separate units of accounting under certain circumstances. The Company adopted EITF Issue No. 00-21 on July 1, 2003, and such adoption had no impact on the Company’s consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities.” Until this interpretation, a company generally included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN 46 requires a variable interest entity, as defined, to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns. Certain provisions of FIN 46 were deferred until the period ending after March 15, 2004. The adoption of FIN 46 for provisions effective during 2003 had no impact on the Company’s financial statements at December 31, 2003.

4. BUSINESS COMBINATIONS

Acquisition of Catalyst

During the first quarter of 2002, the Company purchased the remaining 20% minority interest in Catalyst for 319,033 shares of the Company’s stock valued at $1.1 million and notes payable of $4.2 million. This purchase resulted in the Company owning 100% of Catalyst. The stock was transferred to the seller on April 1, 2002, $3.1 million in cash was paid in 2002, and the final installment of $1.1 million paid on March 1, 2003.

Acquisition of PNNC

On December 1, 2002, the Company acquired 100% of the common stock of PNNC. Total consideration for PNNC stock was $20.2 million. Total acquisition cost included transaction costs of approximately $1.4 million. Funding for the $21.6 million cash transaction was derived from the Company’s working capital. PNNC is a provider of pharmacy benefit management services to a diverse client base with significant geographic concentration in the Carolinas and Tennessee. The acquisition of PNNC provided growth in the Company’s PBM business and additional diversification of the Company’s customer base. The purchase price was determined based on the Company’s assessment of PNNC’s potential to generate future cash flows from its existing customer contracts and through acquisition of new customers.

HEALTHEXTRAS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The acquisition resulted in goodwill of approximately $10.6 million. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition (in thousands):

At December 1, 2002
Current assets, including cash of $6,246	$24,038
Fixed assets	46
Intangible assets	8,000
Goodwill	10,579
Deferred income taxes	286

Total assets acquired	42,949
Current liabilities assumed	(18,294)
Deferred income tax liability	(3,090)

Net assets acquired	$21,565

In 2003, the Company increased goodwill by approximately $128,000 for additional acquisition costs and decreased goodwill by approximately $142,000 for the elimination of a previously recorded tax receivable due to PNNC.

Pro forma consolidated results

The following unaudited pro forma consolidated results of operations for the years ended December 31, 2001 and 2002 is presented as though Catalyst and PNNC had been acquired at the beginning of the respective periods, after giving effect to purchase accounting adjustments relating to the amortization and intangible assets. Results are in thousands, except for per share data.

	2001	2002
Revenue	$280,193	$355,830
Net income (loss)	$(1,860)	$15,212
Net income (loss) per share, basic	$(0.06)	$0.47
Net income (loss) per share, diluted	$(0.06)	$0.47
Weighted average shares, basic	30,369	32,286
Weighted average shares, diluted	30,369	32,472

The pro forma results of operations are not necessarily indicative of the results that would have occurred had the Company owned 100% of Catalyst and PNNC at January 1, 2002, nor are these results indicative of future operating results.

In addition, to support its geographic expansion and growth, the Company has periodically completed various insignificant business acquisitions to secure local operating assets, new pharmacy network contracts and local market executive offices. None of these transactions has had any significant impact on the Company’s reported revenues, assets or results of operations.

HEALTHEXTRAS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5.	GOODWILL

The changes in the goodwill for the year ended December 31, 2003 are as follows (in thousands):

	2002	2003
Balance as of January 1	$17,567	$33,538
Goodwill acquired in acquisitions and other adjustments	15,971	4,226

Balance as of December 31	$33,538	$37,764

The Company adopted SFAS No. 142, and discontinued the amortization of goodwill and indefinite-lived intangible assets effective January 1, 2002. The Company completed its initial adoption impairment testing of goodwill and concluded that no impairment of goodwill existed. The Company performed similar tests as of December 31, 2002 and 2003, and concluded that no impairment of goodwill exists.

The following table reflects consolidated results adjusted as though the adoption of SFAS No. 142 occurred as January 1, 2001 (in thousands):

2001
Net loss, as reported	$(6,775)
Goodwill amortization	615

Net loss, as adjusted	$(6,160)

Net loss per share, basic, as reported	$(0.23)
Goodwill amortization	0.02

Net loss per share, basic, as adjusted	$(0.21)

Net loss per share, diluted, as reported	$(0.23)
Goodwill amortization	0.02

Net loss per share, diluted, as adjusted	$(0.21)

6.	INTANGIBLE ASSETS

As of December 31, 2003, intangible assets consisted of the following (in thousands):

	2002	2003	Amortization Period
Catalyst customer contracts	$5,700	$5,700	20 years
PNNC customer contracts	8,000	8,000	20 years
Other PBM contracts	945	1,911	5 – 20 years

Total intangible assets	14,645	15,611
Accumulated amortization	(459)	(1,287)

	$14,186	$14,324

Catalyst and PNNC customer contracts represent the estimated fair value of customer contracts held by Catalyst and PNNC at the dates of acquisition. This estimated fair value and the weighted average useful-lives are based on income–method valuation calculations, performed by an independent consulting firm.

HEALTHEXTRAS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other PBM contracts allow the Company to provide PBM services, which are amortized over the future cash flow, based on management’s best estimate. The estimated aggregate amortization expense of intangible assets through 2008 is as follows (in thousands):

Year	Amount
2004	$864
2005	864
2006	864
2007	824
2008	804

Total	$4,220

7. FIXED ASSETS

Fixed assets consist of the following (in thousands):

	2002	2003
Computer equipment and software	$2,257	$2,461
Software development costs	—	67
Furniture, fixtures and office equipment	1,233	1,291
Leasehold improvements	1,901	1,901
Transportation equipment	1,666	1,666

Total fixed assets	7,057	7,386
Accumulated depreciation and amortization	(3,001)	(4,538)

Total fixed assets, net	$4,056	$2,848

Depreciation expense for the years ended December 31, 2001, 2002, and 2003 was approximately $1.1 million, $1.3 million, and $1.5 million, respectively.

In the first quarter of 2002, the Birmingham, Alabama office was closed and its operations were consolidated within the Company’s Rockville, Maryland and Las Vegas, Nevada offices. At that time, the Company disposed of assets at a loss of approximately $116,000.

In the fourth quarter of 2002, the Company recognized a $2.6 million impairment charge related to a software and hardware system that had been under development. In November 2002, the Company undertook a review of the costs to fully implement and maintain the system. Management then made the business decision to discontinue development of the system because the operating efficiencies gained at implementation would not justify the further investment required to complete the project. As the Company would not be implementing this system into its primary segment, the Company recognized a $2.6 million impairment charge related to the system.

HEALTHEXTRAS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8. INCOME TAXES

The components of income tax (credit) provision at December 31, 2002 and 2003 are as follows (in thousands):

	2002	2003
Deferred:
Federal	$(8,979)	$5,478
State	(1,226)	790

Total	$(10,205)	$6,268

In 2001, the Company recorded a full valuation allowance against the Company’s deferred tax assets due to the uncertainty as to their ultimate realization. In the fourth quarter of 2002, as a result of the Company’s profitability, the Company recognized approximately $10.2 million in tax benefits principally resulting from the Company releasing the full valuation allowance for its deferred tax asset. In 2003, the Company recorded a provision for income taxes of approximately $6.3 million.

A summary of the components of deferred income taxes at December 31, 2002 and 2003 is as follows (in thousands):

	2002	2003
Deferred tax assets (liabilities):
Accrued expenses	$79	$33
Rebates payable	96	641
Allowance for doubtful accounts	160	182
Deferred charges	(536)	(515)
Deferred revenue	1,858	1,821
Customer-based intangibles	(5,136)	(5,025)
Rebates receivable	(239)	(1,381)
Non-compete agreements	211	197
Net operating loss carryforwards	8,530	2,724
Other	22	37

Net deferred tax asset (liability)	$5,045	$(1,286)

The Company has federal net operating loss carryforwards of approximately $6.0 million at December 31, 2003, available for carryforward to future periods. The carryforwards expire at various times beginning in 2010 through 2021.

HEALTHEXTRAS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The effective tax rate varies from the U.S. Federal Statutory tax rate principally due to the following:

	2001	2002	2003
U.S. Federal Statutory tax rate	(34.0)%	34.0%	34.0%
State taxes, net of federal benefits	(4.2)	4.6	4.4
Non-deductible expenses	3.3	(0.5)	0.1
Valuation allowance (release)	34.9	(345.7)	—
Other	—	—	(0.8)

Effective tax rate	—%	(307.6)%	37.7%

9. NOTES PAYABLE

On January 22, 2002, the Company arranged a line of credit of $5.0 million to support the working capital required for the Company’s acquisition of Catalyst. The line of credit was collateralized by a certificate of deposit with an approximate balance of $5.6 million held by the lending financial institution. Under the terms of the agreement, all outstanding principal and accrued interest were to be paid on or before July 22, 2002. Interest, at a rate of 4.59% per annum, was paid monthly. The Company repaid the outstanding principal of $4.5 million in April 2002.

In March 2002, the Company arranged an $8.0 million revolving credit facility. Borrowings on the credit facility were collateralized by substantially all of the Company’s trade receivables. The credit facility contained affirmative and negative covenants related to indebtedness, capital expenditures, and consolidated net worth. Interest was payable in arrears on the fifth day of each month at LIBOR plus 2.25%. The Company repaid the outstanding principal in December 2002.

In December 2002, the Company arranged an $18.0 million revolving credit facility with a commercial bank, the term of which was extended through May 2005 in the second quarter of 2003. Borrowings on the credit facility are collateralized by substantially all of the Company’s trade receivables. The credit facility contains affirmative and negative covenants related to indebtedness, other liabilities, and consolidated net worth. In December 2003, the line of credit on the facility was increased to $25 million. The interest rate remained at LIBOR plus 2.75%, payable in arrears on the fifth day of each month. The effective interest rate at December 31, 2003 was 3.87%. The outstanding balance on the credit facility at December 31, 2003 was $10.0 million.

Interest expense for the years ended December 31, 2002 and 2003, was approximately $319,000 and $595,000, respectively.

10. STOCKHOLDERS’ EQUITY

Stock option plans

During 1999, the Company established the HealthExtras, Inc. 1999 Stock Option Plan (“1999 SOP”). The maximum number of shares of the Company’s common stock available for issuance pursuant to the grant of options under the 1999 SOP is 4,000,000 shares. All officers, employees and independent contractors of the Company are eligible to receive option awards. A Committee of the Board of Directors determines award amounts, option prices and vesting periods, subject to the provisions of the 1999 SOP. Stock options granted under the 1999 SOP vest ratably over a period of four years and the contractual life of all of the stock options is ten years.

HEALTHEXTRAS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In 2000, the Company adopted the HealthExtras, Inc. 2000 Stock Option Plan (“2000 SOP”) and the HealthExtras, Inc. Directors’ Stock Option Plan (“Directors’ SOP”). The maximum number of the Company’s common shares available for issuance pursuant to the grant of options under the 2000 SOP and the Directors’ SOP are 1,000,000 and 200,000 shares, respectively. Under the 2000 SOP, options granted vest ratably over a period of four years from the date of grant. The Directors’ SOP provides for options granted to be exercisable on the first anniversary date of the grant. The maximum contractual life of all stock options granted under the 2000 SOP and the Directors’ SOP is ten years.

In 2003, the Company’s shareholders approved and the Company adopted the HealthExtras, Inc. 2003 Equity Incentive Plan (“2003 EIP”). In addition to the qualified and non-qualified options, the 2003 Equity Incentive Plan allows the Company to make direct grants of restricted shares of the Company’s common stock. The maximum number of shares of the Company’s common stock available for issuance is 1,500,000 shares. As with the 1999 SOP and the 2000 SOP, the 2003 EIP allows all officers, employees and independent contractors to receive awards. The Board of Directors’ Compensation Committee has the authority to determine applicable restrictions and vesting periods.

In 2001, the Board of Directors approved a voluntary plan by which qualified individuals were offered an opportunity to surrender their 1999 stock option awards, and receive, at a future grant date, six months and one day beyond the surrender date, up to two-thirds of the number of options surrendered; 2.8 million options were surrendered in 2001 and 1.6 million options were granted in 2002 under the plan.

The following table summarized stock option activity under all plans for the three years ended December 31, 2003 (in thousands, except price per share and weighted-average exercise price):

	Number of Shares of Common Stock	Price Per Share	Weighted- Average Exercise Price
Balance, December 31, 2000	4,256	$4.06–13.20	$10.31

Granted	997	3.50–9.65	5.44
Exercised	(30)	4.06	4.06
Forfeited	(191)	3.56–4.62	3.90
Canceled	(2,793)	13.20	13.20

Balance, December 31, 2001	2,239	3.50–9.65	5.02

Granted	2,957	2.42–6.62	5.23
Exercised	(9)	3.57	3.57
Forfeited	(320)	3.31–7.15	4.51

Balance, December 31, 2002	4,867	2.42–7.15	5.16

Granted	295	3.63–9.65	5.52
Exercised	(201)	2.75–6.62	4.65
Forfeited	(303)	3.31–6.62	4.65

Balance, December 31, 2003	4,658	$2.42–9.65	$5.19

Exercisable, December 31, 2001	354	$4.06–5.63	$4.62
Exercisable, December 31, 2002	827	$3.25–9.65	$5.40
Exercisable, December 31, 2003	1,858	$2.42–9.65	$5.08

HEALTHEXTRAS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Of the 201,000 options that were exercised in 2003, approximately 30,000 options were exercised in a cashless transaction.

The following table summarizes information about the outstanding options at December 31, 2003 (in thousands, except for weighted-average exercise price):

	Options Outstanding
Range of Exercise Prices	Number	Weighted- Average Remaining Contractual Life (years)	Weighted- Average Exercise Price
$2.42 – 5.45	2,707	7.8	$4.12
$6.55 – 9.65	1,951	8.3	$6.68

$2.42 – 9.65	4,658	8.1	$5.19

Stock (member interests) grants

In February 1999, certain management employees were granted effective member interests aggregating 1.87% (equivalent to 413,333 common shares of the Company), after giving effect to an existing commitment to sell a 20% interest in the Company to a third party for $5.0 million. Such grants vested over a four-year period commencing March 1, 1999. The Company recorded the estimated fair value of these interests of $467,573 ($1.13 per common share) as stockholders’ equity and deferred compensation expense.

During 2001, 2002, and 2003, amortization of deferred compensation expense amounted to approximately $73,000, $92,000, and $15,000, respectively. During 2001, two of the employees left the Company and one of the employees restructured a compensation package, forfeiting the interest in the unvested stock grants. The value of interests forfeited of approximately $73,000 was deducted from the additional paid-in capital and deferred compensation in 2001. As such grants were 100% vested and distributed in the first quarter of 2003, no additional deferred compensation expense relating to these stock grants will be recorded.

Common Stock Warrants

During 2000, the Company entered into an agreement whereby warrants to acquire up to 4.2 million shares of common stock at exercise prices ranging from $5.21 to $15.63 per share, which could have been earned by a marketer. The issuance of 3.4 million of these warrants was contingent on the marketer exceeding specific annualized revenue thresholds to be measured for the twelve-month periods ending June 30, 2001, 2002, and 2003. The issuance of 800,000 of these warrants was contingent on the marketer’s revenue contributions relative to other Company revenues as defined in the agreement for the years ended December 31, 2001 and 2002. The maximum contractual life of the warrants from the date of grant was five years.

During 2001, warrants for 750,000 shares were issued with the exercise price at $5.21 with an expiration date of July 22, 2006. In accordance with EITF 01-9, “Accounting Consideration Given by a Vendor to a Customer or Reseller of the Vendor’s Products,” the Company recorded the $5.1 million expense related to these warrants as a reduction of revenue from the marketer rather than as a charge to direct expense.

HEALTHEXTRAS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Also in 2001, in accordance with EITF 01-9, the Company recorded a reduction of revenue of $1.0 million related to common stock warrants expected to be issued with respect to the annualized revenue threshold for the year ending June 30, 2002. Annualized revenues under the contract for the year ending June 30, 2002 were estimated based on the performance of the marketer through December 31, 2001. Due to the lower fair value of the warrants in the first quarter of 2002, the Company recognized a non-cash credit of approximately $477,000 in the first quarter of 2002. In the second quarter of 2002, it was determined that the marketer had not exceeded the specific annualized revenue thresholds; thus, the Company reversed the remaining charge of approximately $531,000 for the warrant agreement. To comply with EITF 01-9, the $1.0 million of total non-cash credits was recorded as revenue during 2002. This arrangement will result in no further issuance of warrants beyond the originally issued 750,000 warrants.

In January 2004, pursuant to an exchange agreement entered into between the marketer and the Company the marketer surrendered the 750,000 warrants in exchange 394,773 shares of common stock to be issued by the Company. The Company agreed to accept such surrender and exchange and issued the 394,773 shares of common stock to be registered in the name of the marketer in January 2004. The marketer then sold the 394,773 shares through a broker transaction.

During 2002, the Company issued common stock warrants to Health Care Horizon’s Inc., d/b/a Cimarron Health Plan (“Cimarron”) that give Cimarron the right to purchase 250,000 shares of the Company’s common stock for $5.22 per share. The warrants are exercisable at any time after the grant date, with a condition that the Company must be the exclusive provider of PBM services to Cimarron on the date of exercise. The term of the PBM contract is from July 1, 2002, to September 30, 2009. In accordance with EITF 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring or in Conjunction With Selling Goods or Services,” the measurement date was determined to be the grant date of April 1, 2002. Using an equity-pricing model, the value of the 250,000 warrants was estimated to be $400,000 and was recorded as a deferred charge and additional paid-in capital at April 1, 2002. This deferred charge is being recognized over the life of the seven-year contract beginning July 2002, on a straight-line basis. The Company recorded approximately $29,000 and $57,000 of contra-revenue related to amortization of the cost of the warrants in 2002 and 2003, respectively.

HEALTHEXTRAS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Private Placement

In September of 2001, the Company issued 3,020,782 shares of the Company’s common stock to third parties in exchange for net proceeds of $10.9 million. The purchase price was based on the price of the Company’s stock at September 26, 2001. Warrants to acquire 845,816 shares of common stock were also granted in the private placement with the exercise price at $5.37, which were vested immediately and expire on September 26, 2005.

	2002		2003
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Options issued through the Company’s stock option plans	4,867	$5.16	4,658	$5.19
Warrants issued to a marketer	750	5.21	750	5.21
Warrants issued in Private Placement	846	5.37	846	5.37
Warrants issued to Health Care Horizon’s, Inc. d/b/a Cimarron	250	5.22	250	5.22

Total options and warrants outstanding	6,713	$5.19	6,504	$5.22

11. LEASE COMMITMENTS

The Company maintains non-cancelable lease agreements for office space in its four main operating locations. These agreements provide for annual escalations and payment by the Company of its proportionate share of the increase in the costs of operating the buildings. The Company also leases certain office equipment. The Company recognizes rent expense on a straight-line basis over the terms of the leases.

The future minimum payments due under non-cancelable leases are as follows (in thousands):

2004	$833
2005	484
2006	375
2007	330
2008	317
Thereafter	899

$3,238

Rent expense for the years ended December 31, 2001, 2002 and 2003, was approximately $753,000, $797,000 and $1.2 million, respectively.

12. COMMITMENTS AND CONTINGENCIES

In 2000, the Company extended a marketing agreement for a five-year term, whereby the Company committed to total non-refundable payments of $5.0 million due in equal annual installments for an individual’s participation in various marketing campaigns. As of December 31, 2003, installments totaling $1.0 million remained committed under this agreement. The Company has the option to extend this agreement for another five-year period, which would result in an additional commitment of $7.7 million.

HEALTHEXTRAS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In the ordinary course of business, the Company may become subject to legal proceedings and claims. The Company is not aware of any legal proceedings or claims, which, in the opinion of management, will have a material adverse effect on the financial condition or results of operations of the Company.

13. SEGMENT REPORTING

The Company operates in two business segments, PBM and supplemental benefits. The following table presents financial data by segment for the years ended December 31, 2002 and 2003. PBM services operating results include the results for Catalyst and PNNC from their respective dates of acquistion. In 2003 the Company revised its methodology for evaluating segment performance to exclude certain corporate overhead from segment operating expenses. Segment reporting disclosure for the year ended December 31, 2002 has been modified to conform to this new methodology.

Segment information for 2003, 2002 and 2001 is as follows (in thousands):

December 31, 2003
	PBM	Supplemental Benefits	Total
Revenue	$331,530	$52,564	$384,094
Segment operating expenses	317,760	43,959	361,719
Segment operating income	13,770	8,605	22,375
Total assets	132,532	9,236	141,768
Accounts receivable	51,414	256	51,670
Accounts payable	49,612	1,251	50,863

December 31, 2002
	PBM	Supplemental Benefits	Total
Revenue	$182,276	$66,131	$248,407
Segment operating expenses	173,905	64,645	238,550
Segment operating income	8,371	1,486	9,857
Total assets	104,403	15,599	120,002
Accounts receivable	37,527	273	37,800
Accounts payable	33,864	588	34,452

December 31, 2001
	PBM	Supplemental Benefits	Total
Revenue	$46,894	$71,332	$118,226
Segement operating expenses	46,233	78,575	124,808
Segment operating income (loss)	661	(7,243)	(6,582)
Total assets	67,527	20,626	88,153
Accounts receiveable	19,653	2,758	22,411
Accounts payable	22,580	2,014	24,594

Operating expenses of the segments exclude $1.2 million, $6.5 million, and $5.4 million in corporate overhead that was not allocated by management in assessing segment performance for the years ended December 31, 2001, 2002 and 2003, respectively.

HEALTHEXTRAS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14. 401(k) SAVINGS PLAN

In April 2000, the Company authorized the establishment of an employee 401(k) Savings Plan (the “Plan”). The Plan benefit is available to all of the Company employees, including those of its subsidiaries, subject to certain service requirements. Since the Company’s inception, the Company has matched the first $1,000 of the employee’s contribution and 50% thereafter subject to statutory limits. The Company’s contribution vests ratably over 5 years for each employee. For the years ended December 31, 2001, 2002 and 2003, the Company expensed approximately $105,000, $165,000, and $259,000, respectively, under the Plan.

15. RELATED PARTY TRANSACTIONS

During 2000, the Company entered into a joint venture with Southern Aircraft Leasing Corporation, owned by the Chairman of the Board of the Company, whereby the Company invested $988,500 for a fractional interest of approximately 45% in two aircraft used for corporate business purposes. This amount was included in other assets. In December 2002, the Company dissolved the joint venture by acquiring the fractional ownership in its entirety for approximately $725,000. The carrying value of the investment of approximately $881,000 at the date of dissolution together with the $725,000 payment to acquire the fractional interest in its entirety, were recorded in fixed assets at December 31, 2002. The carrying value of the investment was approximately $1.3 million at December 31, 2003.

For corporate business purposes, the Company also utilizes the services of an aircraft owned by Southern Aircraft Leasing Corporation. For the year ended December 31, 2002, the Company paid approximately $49,000 for utilizing the services of such aircraft. The Company did not utilize the services of Southern Aircraft Leasing Corporation in 2003. As of December 31, 2001, a deposit of $600,000 was held by Southern Aircraft Leasing Corporation. Southern Aircraft Leasing Corporation returned this deposit to the Company in the first quarter of 2002.

In August of 2001 in anticipation of the exercise of certain warrants held by a marketer, the Company repurchased and retired 750,000 shares of Company common stock from the Chairman of Board. The total amount paid to repurchase the shares was $4,215,000 based upon a discount to the market price of the stock. The purchase transaction and the price paid for the stock were reviewed and approved by the Board of Directors.

During 2003, the Company used the legal services of a law firm in which a member of the Board of Directors is a shareholder and member of the executive committee. The Company legal fees from the law firm were approximately $78,000 in 2003.

HEALTHEXTRAS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16. SUPPLEMENTAL DISCLOSURE OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

Quarterly results of operations for the years ended December 31, 2002 and 2003 (in thousands, except per share amounts):

2002 Quarterly Operating Results	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$54,652	$55,249	$63,907	$74,599
Operating income (loss)	573	1,587	1,540	(300)
Income (loss) before income taxes and minority interest	629	1,527	1,517	(355)
Net income	$584	$1,527	$1,517	$9,850
Net income per common share, basic and diluted	$0.02	$0.05	$0.05	$0.30

2003 Quarterly Operating Results	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$91,735	$94,115	$95,003	$103,241
Operating income	3,206	3,759	4,666	5,397
Income before income taxes	3,057	3,645	4,568	5,315
Net income	$1,874	$2,238	$2,805	$3,400
Net income per common share, basic	$0.06	$0.07	$0.09	$0.10
Net income per common share, diluted	$0.06	$0.07	$0.08	$0.09

The $300,000 loss from operations in the 2002 fourth quarter is a direct result of the $2.6 million fixed asset impairment explained in Note 7.

HEALTHEXTRAS, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

(Unaudited)

	December 31, 2003	September 30, 2004
ASSETS
Current assets:
Cash and cash equivalents	$28,877	$34,847
Accounts receivable, net of allowance for doubtful accounts of $889 and $1,122 at December 31, 2003 and September 30, 2004, respectively	51,670	61,420
Inventory	—	373
Deferred income taxes	1,225	1,225
Deferred charges	1,835	2,006
Other current assets	1,447	3,876

Total current assets	85,054	103,747

Fixed assets, net	2,848	6,200
Intangible assets, net of accumulated amortization of $1,287 and $2,316 at December 31, 2003 and September 30, 2004, respectively	14,324	22,319
Goodwill	37,764	69,354
Restricted cash	1,000	1,000
Other assets	778	214

Total assets	$141,768	$202,834

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$50,863	$60,896
Income taxes payable	—	3,047
Accrued expenses and other current liabilities	2,699	2,872
Deferred income taxes	—
Note payable	—	5,000
Deferred revenue	4,717	4,128

Total current liabilities	58,279	75,943

Deferred income taxes	2,511	2,511
Note payable	10,000	38,088
Other liabilities	—	4

Total liabilities	70,790	116,546

Stockholders’ equity:
Preferred stock, $0.01 par value, 5,000 shares authorized, none issued	—	—
Common stock, $0.01 par value, 100,000 shares authorized, 32,603 and 33,450 shares issued and outstanding at December 31, 2003 and September 30, 2004, respectively	326	335
Additional paid-in capital	71,578	75,019
Comprehensive loss	—	(4)
Retained earnings (Accumulated deficit)	(926)	10,938

Total stockholders’ equity	70,978	86,288

Total liabilities and stockholders’ equity	$141,768	$202,834

The accompanying notes are an integral part of these financial statements

HEALTHEXTRAS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

(Unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2003	2004	2003	2004
Revenue (excludes member co-payments of $35,238, $62,069, $102,785 and $147,724 for the three month periods ended September 30, 2003 and 2004 and the nine month periods ended September 30, 2003 and 2004, respectively)	$95,003	$143,193	$280,853	$367,915

Direct expenses	83,909	126,847	250,232	325,822
Selling, general and administrative expenses	6,428	9,131	18,990	24,591

Total operating expenses	90,337	135,978	269,222	350,413

Operating income	4,666	7,215	11,631	17,502
Interest expense, net	98	352	362	524
Other income	—	41	—	2,065

Income before income taxes	4,568	6,904	11,269	19,043
Income tax provision	1,763	2,603	4,353	7,179

Net income	$2,805	$4,301	$6,916	$11,864

Net income per share, basic	$0.09	$0.13	$0.21	$0.36
Net income per share, diluted	$0.08	$0.12	$0.21	$0.32
Weighted average shares of common stock outstanding, basic	32,466	33,415	32,402	33,182
Weighted average shares of common stock outstanding, diluted	35,034	36,869	33,622	36,712

The accompanying notes are an integral part of these financial statements

HEALTHEXTRAS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	For the nine months ended September 30,
	2003	2004
Cash flows from operating activities:
Net income	$6,916	$11,864
Depreciation expense	1,156	1,022
Deferred income taxes	4,353	—
Income tax refunds, net	2,445	—
Non-cash charges	143	151
Loss on disposal of fixed assets	—	38
Amortization of intangibles and other assets	612	1,066
Changes in assets and liabilities, net of effects from acquisitions:
Accounts receivable, net	(7,135)	(8,819)
Inventory	—	17
Income taxes payable, net	—	3,047
Other assets	327	(1,891)
Deferred charges	42	(171)
Accounts payable, accrued expenses, and other liabilities	9,493	8,183
Deferred revenue	(747)	(589)

Net cash provided by operating activities	17,605	13,918

Cash flows from investing activities:
Capital expenditures	(223)	(5,514)
Proceeds from sale of fixed assets	—	1,101
Business acquisitions and related payments, net of cash acquired	(1,056)	(37,599)

Net cash used in investing activities	(1,279)	(42,012)

Cash flows from financing activities:
Proceeds from borrowings	—	37,338
Repayment of line of credit	(6,000)	(4,250)
Net proceeds from exercise of stock options	383	976

Net cash provided by (used in) financing activities	(5,617)	34,064

Net increase in cash and cash equivalents	10,709	5,970
Cash and cash equivalents at the beginning of period	17,531	28,877

Cash and cash equivalents at the end of period	$28,240	$34,847

Supplemental disclosure:
Cash paid for interest	$477	$612
Cash paid for taxes	$35	$4,133

The accompanying notes are an integral part of these financial statements

HEALTHEXTRAS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements have been prepared by HealthExtras, Inc. (the “Company”) pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) for interim financial reporting. These consolidated financial statements are unaudited and, in the opinion of management, include all adjustments, consisting of normal recurring adjustments and accruals, necessary for a fair presentation of the consolidated balance sheets, statements of operations and statements of cash flows for the periods presented. Operating results for the nine months ended September 30, 2004, are not necessarily indicative of the results that may be expected for the year ending December 31, 2004. Certain information and footnote disclosures normally included in the financial statements prepared in accordance with accounting principles generally accepted in the United States have been omitted in accordance with the rules and regulations of the SEC. These consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes, included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2003, as filed with the SEC on March 15, 2004. Certain prior period amounts have been reclassified to conform to the current period presentation.

2. BUSINESS COMBINATIONS

Managed Healthcare Systems

On June 18, 2004, the Company acquired 100% of the common stock of Managed Healthcare Systems, Inc. (“MHS”).

The purchase price for the shares of MHS consisted of:

•	an aggregate cash payment of $37,338,000;

•	100,739 shares of the Company’s common stock, valued at $1.5 million.

The Company also issued:

•	two non-negotiable promissory notes, having an aggregate maximum principal amount of $4.0 million payable pursuant to and subject to certain revenue and gross profit criteria attributable to MHS for the twelve months ending June 30, 2005;

•	warrants to purchase, for up to ten years, up to an aggregate of 300,000 shares of the Company’s common stock at a purchase price of $15.75 per share, subject to the provisions in the warrant, including performance-based standards;

•	a contingent earn-out provision which could require an additional payment of up to $2.0 million, subject to certain revenue and gross profit criteria attributable to MHS for the twelve months ending September 30, 2005.

Given the contingent nature of the non-negotiable promissory notes and warrants, the cost of the acquisition will be increased as the contingencies are resolved.

The Company’s management has reviewed the specific criteria set forth in Emerging Issues Task Force (“EITF”) 95-8, “Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination,” to determine whether the contingent consideration that is based on certain revenue and gross profit measures should be accounted for as an adjustment to the purchase price of MHS or as compensation for services. Management believes that the contingent consideration meets the criteria of being accounted for as an adjustment to the purchase price of MHS.

HEALTHEXTRAS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

The acquisition resulted in the recording of goodwill of approximately $30.8 million and intangible assets (customer contracts) of $8.0 million. The allocation of the purchase price to the net assets acquired is in the process of being finalized; thus the allocation of the purchase price to intangible assets is subject to refinement, upon receipt of an independent valuation report.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. The acquisition was accounted for as a purchase. Amounts are in thousands.

Description	At June 18, 2004
Current assets, including cash of $769	$2,106
Intangible assets	8,000
Goodwill	30,840

Total assets acquired	40,946
Current liabilities assumed	(662)

Net assets acquired	$40,284

The following table sets forth certain unaudited pro forma financial data assuming the acquisition of MHS had been completed as of the beginning of the periods presented, after giving effect to purchase accounting adjustments. Amounts are in thousands, except for per share data.

	For the three months ended September 30,		For the nine months ended September 30,
	2004	2003	2004	2003
	actual	pro forma	pro forma	pro forma
Revenue	$143,193	$99,597	$374,816	$294,634
Net income	4,301	3,743	12,954	9,732
Net income per share, basic	$0.13	$0.11	$0.39	$0.30
Net income per share, diluted	$0.12	$0.11	$0.35	$0.29
Weighted average per share, basic	33,415	32,567	33,245	32,503
Weighted average per share, diluted	36,869	35,135	36,712	33,723

The pro forma results of operations are not necessarily indicative of the results that would have occurred had the Company owned 100% of MHS at January 1, 2003, nor are these results indicative of future operating results.

In March 2004, the Company entered into an agreement to purchase all of the assets of Diabetic Sense. The financial information regarding this purchase is deemed immaterial and no pro forma information regarding Diabetic Sense is included. See Note 12, “Related Party Transactions” for additional details.

3. GOODWILL

The Company adopted SFAS No. 142, and discontinued the amortization of goodwill and indefinite-lived intangible assets, effective January 1, 2002. The Company completed its initial impairment testing of goodwill and concluded that no impairment of goodwill existed. The Company performed a similar test as of December 31, 2003, and concluded that no impairment of goodwill exists. In the first and third quarters of 2004, the Company did not record any changes to goodwill. In the second quarter of 2004, the goodwill acquired in acquisitions and other adjustments was approximately $31.6 million. There have been no impairments or write-downs to goodwill in the three and nine month periods ended September 30, 2004.

HEALTHEXTRAS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

The changes in goodwill for the nine months ended September 30, 2004 and the year ended December 31, 2003 are as follows (in thousands):

	September 30, 2004	December 31, 2003
Balance as of January 1,	37,764	33,538
Goodwill acquired in acquisitions	31,590	4,226

Balance as of September 30,	$69,354	$37,764

4. INTANGIBLE ASSETS

As of September 30, 2004, intangible assets consisted of the following (in thousands):

	September 30, 2004	Amortization Period
Catalyst customer contracts	$5,700	20 years
PNNC customer contracts	8,000	20 years
MHS customer contracts	8,000	15 years
Other pharmacy benefit management contracts	2,935	5 mos.-20 yrs.

Total intangible assets	24,635
Accumulated amortization	(2,316)

Total	$22,319

The acquisitions of Catalyst Rx and Catalyst Consultants (“Catalyst”) and Pharmacy Network National Corporation (“PNNC”) are discussed in the 2003 Annual Report Form 10-K and the acquisition of MHS is discussed in Forms 8-K, as filed with the SEC on June 22 and June 23, 2004. The Catalyst and PNNC customer contracts represent the estimated fair value of customer contracts held by Catalyst and PNNC at the dates of acquisition. This estimated fair value and the weighted average useful-lives are based on income-method valuation calculations, performed by an independent consulting firm. As for the value of intangible assets relating to MHS, these calculations are in the process of being finalized; thus the allocation of the purchase price to intangible assets is subject to refinement.

Other Pharmacy Benefit Management (“PBM”) contracts allow the Company to provide PBM services, which are amortized over the future cash flow based on management’s best estimate. The estimated aggregate amortization expense of intangible assets through 2008 is as follows (in thousands):

Year	Amount
2004	$1,490
2005	1,844
2006	1,631
2007	1,363
2008	1,338

Total	$7,666

Amortization expense for the three-month periods ended September 30, 2004 and 2003 was approximately $462,000 and $204,000, respectively. Amortization expense for the nine month periods ended September 30, 2004 and 2003 was approximately $1.0 million and $612,000, respectively.

HEALTHEXTRAS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

5. NOTES PAYABLE

At December 31, 2003, the Company had in place a $25.0 million revolving credit facility with a commercial bank. The credit facility had an expiration date of May 2005 and an interest rate of LIBOR plus 2.75% payable in arrears on the fifth day of each month. The outstanding balance on the revolving credit facility at December 31, 2003 was $10.0 million.

In June 2004, the revolving credit facility was increased to $30.0 million and the term was extended to September 2006. The interest rate was negotiated to LIBOR plus 2.00% payable in arrears on the first day of each month. The effective rate at September 30, 2004 was 3.24%. The outstanding balance on the credit facility on September 30, 2004 was $24.3 million.

In June 2004, the Company entered into a $20.0 million, forty-eight month term loan facility with a commercial bank. Commencing on July 1, 2004, principal is to be paid monthly in equal installments, together with accrued and unpaid interest on the outstanding balance. The interest rate is LIBOR plus 2.00%. The outstanding balance on the term loan facility at September 30, 2004 was $18.8 million.

The table below outlines the Company’s outstanding notes payable balances (in thousands):

Description	Outstanding balance
Line of credit	$24,338
Term loan	18,750

Total borrowings	43,088
Less: Short-term borrowings	(5,000)

Long-term borrowings	$38,088

The Company’s assets collateralize the borrowings on the revolving credit facility and the term loan facility. Both facilities contain affirmative and negative covenants related to indebtedness, EBITDA, cash and accounts receivable.

The Company manages its interest rate risk by balancing the amount of fixed and variable rate debt. In August 2004, the Company entered into an interest rate swap for the purpose of converting the interest payable on the term loan from a variable rate to a fixed rate. Under the agreement, the Company has agreed to receive interest from the counter party on the $20 million notional amount at a variable rate of LIBOR plus 2.00% and pay interest at a fixed rate of 5.23%. The interest rate swap met the criteria to qualify for the shortcut method of accounting for cash flow hedges under Statements of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended. Based on this shortcut method of accounting, no ineffectiveness in the hedging relationship was assumed. The changes in the fair value of the interest rate swap agreement are exactly offset by changes in the fair value of the underlying long-term debt; therefore, the adjustments are recorded on the balance sheet and do not impact income.

Interest expense related to notes payable for the three month period ended September 30, 2004 and 2003 was approximately $438,000 and $123,000; interest expense related to notes payable for the nine month periods ended September 30, 2004 and 2003 was approximately $693,000 and $468,000, respectively.

HEALTHEXTRAS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

6. CO-PAYMENTS

In the PBM segment, member co-payments are not recorded as revenue. The Company incurs no obligations for co-payments to pharmacies and has never made such payments. Under our pharmacy agreements, the pharmacy is solely obligated to collect the co-payments from the members. Under our client contracts, we do not assume liability for member co-payments in pharmacy transactions. As such, we do not include member co-payments to pharmacies in revenue or operating expenses.

7. SEGMENT REPORTING

The Company operates in two business segments, PBM and supplemental benefits. The following tables represent financial data by segment for the three and nine months ended September 30, 2004, and 2003. In 2004, the Company refined its methodology for reporting segment information and corporate overhead by excluding general corporate expenses, salary, and salary-related expenses for overhead personnel. Management believes that the new methodology provides a more accurate representation of corporate overhead, assets, liabilities and operating results of the Company’s two segments. Segment reporting disclosure for the three and nine months ended September 30, 2003 has been modified to conform to this new methodology.

Segment information for the three months ended September 30, 2004 and 2003 is as follows (in thousands):

September 30, 2004
	PBM	Supplemental Benefits	Total
Revenue	$131,831	$11,362	$143,193
Segment operating expenses	125,066	9,416	134,482
Segment operating income	6,765	1,946	8,711
Total assets	195,049	7,785	202,834
Accounts receivable	61,216	204	61,420
Accounts payable	59,422	1,474	60,896
September 30, 2003
	PBM	Supplemental Benefits	Total
Revenue	$81,755	$13,248	$95,003
Segment operating expenses	77,906	10,989	88,895
Segment operating income	3,849	2,259	6,108
Total assets	114,243	15,284	129,527
Accounts receivable	44,662	273	44,935
Accounts payable	42,333	1,068	43,401

Operating expenses of the segments exclude approximately $1.5 million in corporate overhead that was not allocated by management in assessing segment performance for both of the three-month periods ended September 30, 2004 and 2003.

HEALTHEXTRAS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Segment information for the nine months ended September 30, 2004 and 2003 is as follows (in thousands):

September 30, 2004
	PBM	Supplemental Benefits	Total
Revenue	$333,031	$34,884	$367,915
Segment operating expenses	317,325	28,988	346,313
Segment operating income	15,706	5,896	21,602
September 30, 2003
	PBM	Supplemental Benefits	Total
Revenue	$240,699	$40,153	$280,853
Segment operating expenses	231,541	33,670	265,211
Segment operating income	9,158	6,483	15,642

Operating expenses of the segments exclude approximately $4.1 million in corporate overhead that was not allocated by management in assessing segment performance for both the nine-month periods ended September 30, 2004 and 2003, respectively.

8. PROVISION FOR INCOME TAXES

Determining the consolidated provision for income taxes expense involves judgments and estimates. The Company is required to calculate and provide for income taxes in each of the state tax jurisdictions where the Company operates. This involves estimating its current tax exposures in each jurisdiction. Changes in the geographic mix or estimated level of pre-tax income can affect the overall effective tax rate. The effective rate of the tax provision was 37.7% in the third quarter of 2004; while the effective rate of the tax provision was 38.6% in the third quarter of 2003. In the three-month periods ended September 30, 2004 and 2003, the Company recorded a provision for income taxes of approximately $2.6 million and $1.8 million, respectively. The tax provisions for income taxes for the nine-month periods ended September 30, 2004 and 2003 were $7.2 million and $4.4 million, respectively.

9. NET INCOME PER SHARE

Basic net income per common share excludes dilution and is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net income per common share reflects the potential dilution that could occur (using the treasury stock method) if options and warrants to issue common stock were exercised.

HEALTHEXTRAS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

The following represents a reconciliation of the number of shares used in the basic and diluted net income per share computations (amounts in thousands, except per share data):

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
Net income	$4,301	$2,805	$11,864	$6,916

Calculation of shares:
Weighted average common shares outstanding, basic	33,415	32,466	33,182	32,402
Dilutive effect of stock options and warrants	3,454	2,568	3,530	1,220

Weighted average common shares outstanding, diluted	36,869	35,034	36,712	33,622

Net income per common share, basic	$0.13	$0.09	$0.36	$0.21

Net income per common share, diluted	$0.12	$0.08	$0.32	$0.21

The following options were not included in the computation of diluted net income per share because the exercise prices were greater than the average market price of the common shares:

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
Options and warrants to purchase shares of common stock (in thousands)	335	10	340	2,089

10. STOCK-BASED COMPENSATION

At September 30, 2004, the Company provided stock-based compensation plans for employees and directors. Stock-based compensation is accounted for using the intrinsic value-based method in accordance with the Accounting Principles Board Opinion (“APB”) 25, “Accounting for Stock Issued to Employees,” and related interpretations.

Stock-based compensation is reflected in net income for those options granted under these plans that had an exercise price less than the market value of the underlying common stock on the grant date.

HEALTHEXTRAS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” to stock-based employees’ compensation. Amounts are in thousands, except per share data.

	For the three months ended September 30,		For the nine months ended September 30,
	2004	2003	2004	2003
Net income, as reported	$4,301	$2,805	$11,864	$6,916
Add: Stock-based compensation expense included in net income (net of related taxes in 2004)	6	—	19	—
Deduct: Total stock-based employee compensation expense determined under the fair value method for all awards (net of related taxes in 2004 and 2003)	712	642	2,148	1,855

Pro forma net income	$3,595	$2,163	$9,735	$5,061

Net income per share:
Basic—as reported	$0.13	$0.09	$0.36	$0.21
Basic—pro forma	$0.11	$0.07	$0.29	$0.16
Diluted—as reported	$0.12	$0.08	$0.32	$0.21
Diluted—pro forma	$0.10	$0.06	$0.27	$0.15

The fair value of these options was estimated at the date of the grants using the modified American Black-Scholes economic option-pricing model with the following assumptions for the three and nine month periods ended September 30, 2004 and 2003:

	For the three months ended September 30,		For the nine months ended September 30,
	2004	2003	2004	2003
Expected term	5 years	5 years	5 years	5 years
Volatility factor	76.02-76.96%	82.3%	76.02-79.87%	82.3-87.3%
Risk free interest rate	3.46-3.85%	3.33%	2.76-4.04%	2.28-3.33%
Dividend yield	—	—	—	—
Fair value	$8.62	$5.93	$8.09	$4.31

11. LEGAL SETTLEMENT

In April 2004, the Company reached a legal settlement related to litigation initiated by the Company on December 3, 2002. The terms of the settlement are confidential; however, the net proceeds from the settlement constitute the significant portion of the $2.0 million of other income reported in the consolidated statement of operations for the nine months ended September 30, 2004.

12. LEASE COMMITMENTS

In June 2004, the Company entered into a ten-year lease in a new office building located in Rockville, Maryland with rent commencing in September 2004, for approximately 37,000 square feet of office space. Annual basic rent for the first year is approximately $991,000. The agreement provides for annual escalations.

HEALTHEXTRAS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

13. RELATED PARTY TRANSACTION

In March of 2004, the Company entered into an agreement to purchase all of the assets of Diabetic Sense, a company specializing in diabetes management programs, from an executive vice president of the Company in exchange for 74,250 shares of the Company’s common stock. The 74,250 shares of stock were valued at $749,925 on the date of the agreement. Diabetic Sense provides specialty services to certain enrolled members who participate in arrangements for discounted purchasing of diabetes test meters, insulin and other related supplies. The programs are offered to existing client groups of HealthExtras, as well as to other clients who do not otherwise contract with HealthExtras or its affiliates for pharmacy benefit management services. The transaction closed on June 24, 2004.

HEALTHEXTRAS, INC.

PRO FORMA FINANCIAL INFORMATION

The Company completed its acquisition of MHS on June 18, 2004. The 2004 historical financial information of MHS is from the period January 1, 2004 to June 18, 2004. MHS’s financial results subsequent to June 18, 2004 are included in the Company’s historical results.

The accompanying unaudited pro forma consolidated statement of operations for the year ended December 31, 2003 and for the nine months ended September 30, 2004, assumes the acquisition occurred on January 1, 2003.

Unaudited Pro Forma Consolidated Statement of Operations

For the Nine Months Ended September 30, 2004

(In thousands, except per share data)

	HealthExtras, Inc. Historical	MHS Prior to Acquisition	Pro Forma Adjustments		Pro Forma
Revenue	$367,915	$6,901	$—		$374,816

Direct expenses	325,822	3,303	—		329,125
Selling, general and administrative expenses	24,591	1,390	267	(A)	26,248

Total operating expenses	350,413	4,693	267		355,373

Operating income	17,502	2,208	(267)		19,443

Interest income (expense), net	(524)	3	—		(521)
Other Income	2,065	—	—		2,065

Income before income taxes	19,043	2,211	(267)		20,987
Income tax provision	7,179	—	854	(B)	8,033

Net income	$11,864	$2,211	$(1,121)		$12,954

Net income per share, basic	$0.36				$0.39
Net income per share, diluted	$0.32				$0.35

Weighted average of common stock outstanding (in thousands), basic	33,182				33,245

Weighted average of common stock outstanding (in thousands), diluted	36,712				36,712

HEALTHEXTRAS, INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For The Year Ended December 31, 2003

(In thousands, except per share data)

	HealthExtras, Inc. Historical	MHS Prior to Acquisition	Pro Forma Adjustments		Pro Forma
Revenue	$384,094	$18,475	$—		$402,569

Direct expenses	341,201	9,888	—		351,089
Selling, general and administrative expenses	25,865	2,582	533	(A)	28,980

Total operating expenses	367,066	12,470	533		380,069

Operating income	17,028	6,005	(533)		22,500

Interest income (expense), net	(443)	9	—		(434)

Income before income taxes	16,585	6,014	(533)		22,066
Income tax provision	6,268	—	2,116	(B)	8,384

Net income	$10,317	$6,014	$(2,649)		$13,682

Net income per share, basic	$0.32				$0.42
Net income per share, diluted	$0.30				$0.40

Weighted average of common stock outstanding (in thousands), basic	32,447				32,548

Weighted average of common stock outstanding (in thousands), diluted	34,454				34,555

HEALTHEXTRAS, INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

A.	Pro forma adjustment to give effect to the amortization of MHS as if the acquisition had occured on January 1, 2003. The acquisition resulted in the recording of intangible assets (customer contracts) of $8.0 million, which are being amortized on a straight lined basis over 15 years.

B.	Pro forma adjustment to give effect to income tax expense at an effective rate of 38.6%.

INDEPENDENT AUDITORS’ REPORT

Board of Directors

Managed Healthcare Systems, Inc.

Oakland Park, Florida

We have audited the accompanying balance sheet of Managed Healthcare Systems, Inc. as of December 31, 2003, and the related statements of operations and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Managed Healthcare Systems, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Kaufman, Rossin & Company
Kaufman, Rossin & Company
Miami, Florida
January 29, 2004

MANAGED HEALTHCARE SYSTEMS, INC.

BALANCE SHEETS

	(unaudited) March 31, 2004	December 31, 2003
ASSETS
Current assets:
Cash and cash equivalents	$288,116	$215,224
Accounts receivable, net	2,250,520	2,558,810
Inventory	490,789	475,789
Other current assets	1,063	8,036

Total current assets	3,030,488	3,257,859

Property and equipment	100,035	99,183
Other assets	1,295	2,795

Total assets	$3,131,818	$3,359,837

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$215,762	$250,103

Total current liabilities	215,762	250,103

Stockholders’ equity:
Common stock, $1.00 par value, 100 shares authorized, issued and outstanding	100	100
Additional paid-in capital	516,833	516,833
Retained earnings	2,399,123	2,592,801

Total stockholders’ equity	2,916,056	3,109,734

Total liabilities and stockholders’ equity	$3,131,818	$3,359,837

The accompanying notes are an integral part of these financial statements

MANAGED HEALTHCARE SYSTEMS, INC.

STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

	(unaudited) Three Months Ended March 31, 2004	(unaudited) Three Months Ended March 31, 2003	Year Ended December 31, 2003
Net PBM revenues	$1,539,275	$1,486,216	$5,601,554
Pharmacy revenues	2,554,267	3,153,595	12,872,987

Total revenues	4,093,542	4,639,811	18,474,541

Cost of revenues	2,125,944	2,455,465	9,887,776

Gross profit	1,967,598	2,184,346	8,586,765

Selling, general and administrative expenses	706,859	595,188	2,554,707

Income before other expense, net	1,260,739	1,589,158	6,032,058

Depreciation and amortization expense	(6,210)	(5,854)	(26,890)
Interest income	1,793	3,057	8,887

Total other expense, net	(4,417)	(2,797)	(18,003)

Net income	1,256,322	1,586,361	6,014,055

Distributions to stockholders	(1,450,000)	(1,000,000)	(5,873,944)
Retained earnings, beginning	2,592,801	2,452,690	2,452,690

Retained earnings, ending	$2,399,123	$3,039,051	$2,592,801

The accompanying notes are an integral part of these financial statements

MANAGED HEALTHCARE SYSTEMS, INC.

STATEMENTS OF CASH FLOWS

	(unaudited) Three Months Ended March 31, 2004	(unaudited) Three Months Ended March 31, 2003	Year Ended December 31, 2003
Cash flows from operating activities:
Net income	$1,256,322	$1,586,361	$6,014,055
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,210	5,854	26,890
Changes in assets and liabilities:
Accounts receivable, net	308,290	186,576	(319,091)
Inventory	(15,000)	(273,258)	41,071
Other current assets	6,973	3,594	43
Other assets	1,500	—	(1,326)
Accounts payable and accrued liabilities	(34,341)	59,826	(91,753)
Pharmacy claims payable	—	(123,629)	(123,629)

Net cash provided by operating activities	1,529,954	1,445,324	5,546,260

Cash flows from investing activities:
Capital expenditures	(7,062)	(33,600)	(52,310)

Net cash used in investing activities	(7,062)	(33,600)	(52,310)

Cash flows from financing activities:
Distributions to stockholders	(1,450,000)	(1,000,000)	(5,873,944)

Net cash used in financing activities	(1,450,000)	(1,000,000)	(5,873,944)

Net increase (decrease) in cash and cash equivalents	72,892	411,724	(379,994)

Cash and cash equivalents at the beginning of period	215,224	595,218	595,218

Cash and cash equivalents at the end of period	$288,116	$1,006,942	$215,224

Supplemental disclosure:
Cash paid for interest	$—	$—	$—
Cash paid for taxes	$—	$—	$—

The accompanying notes are an integral part of these financial statements

MANAGED HEALTHCARE SYSTEMS, INC.

NOTES TO THE FINANCIAL STATEMENTS

(Information as of March 31, 2004 and for the three-month periods ended

March 31, 2004 and 2003 is unaudited)

1. BUSINESS AND BASIS OF PRESENTATION

Managed Healthcare Systems, Inc. (the “Company”) was incorporated in the State of Florida on February 23, 1994. On January 1, 2002, the Company merged with PSG-PBM, Inc., which prior to the merger was related to the Company through common ownership and management. The Company derives its revenues primarily from agreements to provide pharmacy benefit management (herein referred to as PBM division), which includes design and claims management to insurance companies, corporate organizations and government entities, and a mail order and specialty pharmacy (herein referred to as pharmacy division) specializing in serving individuals that require long term maintenance or specialty medications.

The accompanying unaudited financial statements as of March 31, 2004 and for the three months ended March 31, 2004 and 2003, have been prepared by the Company in accordance with accounting principles generally accepted in the United States for interim financial reporting. These interim financial statements are unaudited and, in the opinion of management, include all adjustments, consisting of normal recurring adjustments and accruals, necessary for a fair presentation of the balance sheet, statements of operations and retained earnings and statements of cash flows for the periods presented. The results of operations for interim periods are not necessarily indicative of the results that may be expected for the full year or for any future period.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. From time to time, the Company maintains cash balances with financial institutions in excess of federally insured limits.

Accounts Receivable

Accounts receivable are uncollateralized customer obligations due under normal trade terms. The carrying amount of accounts receivable are reduced by an allowance that reflects management’s best estimate of the amounts that will not be collected.

Inventories

Inventories consist of prescription drugs and medical supplies that are stated at the lower of cost or market determined by the first-in, first-out method.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major improvements and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation and Amortization

Depreciation of property and equipment and amortization of leasehold improvements are computed using the straight-line method at various rates based on the estimated useful lives of the assets which range from 5 to 31 years.

MANAGED HEALTHCARE SYSTEMS, INC.

NOTES TO THE FINANCIAL STATEMENTS

(Information as of March 31, 2004 and for the three-month periods ended

March 31, 2004 and 2003 is unaudited)

Revenue Recognition

Retail pharmacy revenue is recognized based upon actual prescriptions (scripts) adjudicated. Revenue from dispensing prescription and non-prescription medical products from the mail order pharmacy is recorded upon shipment.

The PBM division derives its revenues from administering network pharmacy contracts for plan sponsors. It acts as an agent receiving administrative fees, which it records as net PBM revenues. Accounts receivable are recorded net of amounts to be remitted to the pharmacies. This accounting treatment is consistent with EITF Issue 99-19, “Recording Revenue Gross as a Principal versus Net as an Agent”. The Company is not liable or responsible to pharmacies for any failure of the plan sponsors to make any payments to pharmacies as the agent for the plan sponsors.

Cost of Revenues

Cost of revenues includes product costs and other direct costs associated with dispensing prescriptions and non-prescription medical products, including shipping and handling, and claims processing operations, offset by rebate fees received from pharmaceutical manufacturers in connection with drug purchasing and formulary management programs. The Company contracts with a third party who administers and processes rebate fees receivable from pharmaceutical manufacturers on a quarterly basis, converting total prescriptions dispensed to estimated scripts multiplied by the contractually agreed manufacturer rebate amount. Estimated rebate fees receivable are recorded when determined to be realizable and are not dependent upon future pharmaceutical sales. Estimates are revised once the actual rebatable scripts are calculated and rebates are received. For the three months ended March 31, 2004 and 2003 and the year ended December 31, 2003, rebates earned net of rebate sharing arrangements on pharmacy benefit management contracts approximated $217,100 (unaudited), $167,900 (unaudited), and $951,000, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The allowance for doubtful accounts is an estimate which is established through charges to earnings for estimated uncollectible amounts. Management’s judgment in determining the adequacy of the allowance is based upon several factors which include, but are not limited to, the nature and volume of the accounts receivable, review of problem or non-performing receivables, and management’s judgment with respect to current economic conditions and their impact on the receivable balances. Based on these factors, it is reasonably possible the Company’s estimate of the allowance for doubtful accounts could change in the near term.

Income Taxes

The Company, with the consent of its stockholders, elected to be taxed under S Corporation provisions of the Internal Revenue Code. Under these provisions, the taxable income or loss of the Company is reflected by the stockholders on their respective income tax returns. Periodically, the Company makes distributions to the stockholders.

MANAGED HEALTHCARE SYSTEMS, INC.

NOTES TO THE FINANCIAL STATEMENTS

(Information as of March 31, 2004 and for the three-month periods ended

March 31, 2004 and 2003 is unaudited)

Significant Customers

Pharmacy sales for the three months ended March 31, 2004, from two customers represented approximately 15% and 14% (unaudited) of pharmacy sales. Pharmacy sales for the three months ended March 31, 2003, from two customers represented approximately 37% and 11% (unaudited) of pharmacy sales. Pharmacy sales for the year ended December 31, 2003, from two customers represented approximately 26% and 17% of pharmacy sales.

Net PBM revenues for the three months ended March 31, 2004, from one customer of the PBM division represented approximately 12% (unaudited) of net PBM division revenues. Net PBM revenues for the three months ended March 31, 2003, from one customer of the PBM division represented approximately 53% (unaudited) of net PBM division revenues. Net PBM revenues for the year ended December 31, 2003 from one customer of the PBM division represented approximately 33% of net PBM division revenues.

Significant Vendors

For the three months ended March 31, 2004 and 2003 and the year ended December 31, 2003, the Company purchased approximately 92% (unaudited), 90% (unaudited) and 86%, respectively, of its prescription drugs from one vendor. Management believes such supplies are readily available from other sources.

Government Regulation

The Company is subject to various Federal and state laws and regulations affecting the healthcare industry. Management believes that the Company is in substantial compliance with all existing laws and regulations material to the operation of its business, however, such laws and regulations may be subject to change.

3. ACCOUNTS RECEIVABLE

Accounts receivable at March 31, 2004, and December 31, 2003 consisted of the following:

	(unaudited) March 31, 2004	December 31, 2003
Gross PBM division billings not received	$4,309,132	$4,874,901
Less corresponding amounts due to pharmacies	(3,485,837)	(3,484,761)

Accounts receivable: PBM contracts	823,295	1,390,140
Accounts receivable: pharmacy claims	695,818	437,685
Rebates receivable	797,836	850,985

	2,316,949	2,678,810
Less: Allowance for doubtful accounts	(66,429)	(120,000)

Accounts receivable, net	$2,250,520	$2,558,810

4. PROPERTY AND EQUIPMENT

	(unaudited) March 31, 2004	December 31, 2003
Computer and office equipment	$142,597	$135,535
Furniture and fixtures	209,133	209,133
Leasehold improvements	20,332	20,332

	372,062	365,000
Less: Accumulated depreciation	(272,027)	(265,817)

Property and equipment, net	$100,035	$99,183

MANAGED HEALTHCARE SYSTEMS, INC.

NOTES TO THE FINANCIAL STATEMENTS

(Information as of March 31, 2004 and for the three-month periods ended

March 31, 2004 and 2003 is unaudited)

5. RELATED PARTY TRANSACTIONS

The Company leases its office space from the majority stockholder under a month to month lease. Payments made under the lease are at the stockholder’s discretion. There was no rent expense in the first quarter of 2004 or 2003 (unaudited); rent expense for the year ended December 31, 2003 was $26,000.

There were no purchases of medical equipment from the majority stockholder in the three months ended March 31, 2004 (unaudited); however, for three month period ended March 31, 2003 and the year ended December 31, 2003, the Company purchased $33,600 of medical equipment from the majority stockholder.

6. SUBSEQUENT EVENT (UNAUDITED)

On June 18, 2004, HealthExtras, Inc. acquired 100% of the common stock of Managed Healthcare Systems, Inc. (“MHS”).

The purchase price for the shares of MHS consisted of:

•	an aggregate cash payment of $37,338,000;

•	100,739 shares of the HealthExtras, Inc.’s common stock, valued at $1.5 million.

HealthExtras, Inc. issued:

•	two non-negotiable promissory notes, having an aggregate maximum principal amount of $4.0 million payable pursuant to and subject to certain revenue and gross profit criteria attributable to MHS for the twelve months ending June 30, 2005;

•	warrants to purchase, for up to ten years, up to an aggregate of 300,000 shares of the HealthExtras, Inc.’s common stock at a purchase price of $15.45 per share, subject to the provisions in the warrant, including performance-based standards;

•	a contingent earn-out provision could require an additional payment of up to $2.0 million, subject to certain revenue and gross profit criteria attributable to MHS for the twelve months ending June 30, 2005.

5,000,000 Shares

Common Stock

PROSPECTUS

                    , 2004

LEHMAN BROTHERS

PIPER JAFFRAY

FIRST ALBANY CAPITAL

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution(1)

Securities and Exchange Commission filing fee	$10,400
Nasdaq listing fee	6,500
Printing, postage, mailing and Edgar(2)	150,000
Legal fees and expenses(2)	225,000
Accounting fees and expenses(2)	175,000
Transfer Agent fees and expenses(2)	15,000
Miscellaneous(2)	18,100

Total	$600,000

(1)	Selling stockholders will pay their proportionate share of underwriting discounts and commissions. The registrant will pay all other expenses.
(2)	Estimated.

Item 15. Indemnification Of Directors And Officers.

As permitted by Section 145 of the Delaware General Corporation Law, Articles 9 and 10 of the Registrant’s Amended and Restated Certificate of Incorporation provide, as follows, that the Corporation shall, to the fullest extent permitted by Delaware law, as amended from time to time, indemnify its directors and officers:

NINTH:

A. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she is or was a Director or an Officer of the Corporation or is or was serving at the request of the Corporation as a Director, Officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a Director, Officer, employee or agent or in any other capacity while serving as a Director, Officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith; provided, however, that, except as provided in Section C hereof with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

B. The right to indemnification conferred in Section A of this Article NINTH shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition (hereinafter an “advancement of expenses”); provided, however, that, if the Delaware General Corporation Law requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a Director or Officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, services to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that such indemnitee is not entitled to be indemnified for such expenses under this Section or otherwise. The rights to indemnification and to the advance of expenses conferred in Sections A and B of this Article NINTH shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a Director, Officer, employee or agent and shall inure to the benefit of the indemnitee’s heirs, executors and administrators.

C. If a claim under Section A or B of this Article NINTH is not paid in full by the Corporation within sixty days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expenses of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) in any suit by the Corporation to recover an advance of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the Delaware General Corporation Law. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct, or in the case of such a suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advance of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advance of expenses, under this Article NINTH or otherwise shall be on the Corporation.

D. The rights to indemnification and to the advancement of expenses conferred in this Article NINTH shall not be exclusive of any other right which any person may have or thereafter acquire under any statute, the Corporation’s Certificate of Incorporation, Bylaws, agreement, vote of stockholders or Disinterested Directors or otherwise.

E. The Corporation may maintain insurance, at its expense, to protect itself and any Director, Officer, employee or agent of the Corporation or subsidiary or Affiliate or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

F. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this Article NINTH with respect to the indemnification and advancement of expenses of Directors and Officers of the Corporation.

TENTH:

A Director of this Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director, except for liability: (i) for any breach of the Director’s duty of loyalty to the Corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the Director derived an improper personal benefit. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of Directors, then the liability of a Director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Any repeal or modification of the foregoing paragraph by the stockholders of the Corporation shall not adversely affect any right or protection of a Director of the Corporation existing at the time of such repeal or modification.

Item 16. Exhibits.

Exhibit Number	Description

1.1	Form of Underwriting Agreement(1)

4.1	Specimen Stock Certificate of HealthExtras, Inc.(2)

4.2	Amended and Restated Certificate of Incorporation(3)

4.3	Bylaws(4)

4.4	Financing and Security Agreement by and between HealthExtras, Inc. and Wachovia Bank, National Association, dated June 18, 2004 (1)

5.1	Form of Opinion of Muldoon Murphy Faucette & Aguggia LLP re: legality of shares(1)

10.1	Employment Agreement by and between Catalyst Rx and Kevin C. Hooks (1)

23.1	Consent of PricewaterhouseCoopers LLP (filed herewith)

23.2	Consent of Kaufman, Rossin & Company (1)

23.3	Consent of Muldoon Murphy Faucette & Aguggia LLP (contained in exhibit 5.1)

24.1	Power of Attorney(1)

(1)	Previously filed.
(2)	Incorporated herein by reference to Exhibit 4.1 of the Registration Statement No. 333-83761 on Form S-1, as amended, initially filed on July 26, 1999.
(3)	Incorporated herein by reference to Exhibit 3.1(b) of the Registration Statement No. 333-83761 on Form S-1, as amended, initially filed on July 26, 1999.
(4)	Incorporated herein by reference to Exhibit 3.2 of the Registration Statement No. 333-83761 on Form S-1, as amended, initially filed on July 26, 1999.

Item 17. Undertakings.

(a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(c) (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rockville, State of Maryland on the 22nd day of November, 2004.

HEALTHEXTRAS, INC.

By:	/S/ MICHAEL P. DONOVAN
Michael P. Donovan
Chief Financial Officer and Chief Accounting Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

* David T. Blair	Chief Executive Officer and Director (Principal Executive Officer)

/S/ MICHAEL P. DONOVAN Michael P. Donovan	Chief Financial Officer and Chief Accounting Officer (Principal Financial Officer)	November 22, 2004

* Thomas L. Blair	Chairman of the Board

* William E. Brock	Director

* Edward S. Civera	Director

* Steven B. Epstein	Director

* Frederick H. Graefe	Director

* Thomas J. Graf	Director

* Carey G. Jury	Director

* Deanna D. Strable-Soethout	Director

* Dale B. Wolf	Director

* Pursuant to the Power of Attorney contained in the signature page to the Registration Statement on Form S-3 for HealthExtras, Inc. on October 15, 2004.

/S/ MICHAEL P. DONOVAN Michael P. Donovan	Chief Financial Officer and Chief Accounting Officer (Principal Financial Officer)	November 22, 2004

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of PricewaterhouseCoopers LLP